UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2014

Commission File Number 001-33098

Mizuho Financial Group, Inc.

(Translation of registrant’s name into English)

5-5, Otemachi 1-chome

Chiyoda-ku, Tokyo 100-8176

Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F  ☒     Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-                    .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 2, 2014

Mizuho Financial Group, Inc.

By:	/s/ Junichi Shinbo
Name:	Junichi Shinbo
Title:	Managing Executive Officer / Group CFO

[Translation]

(Securities Code: 8411)

June 2, 2014

To Shareholders

Yasuhiro Sato

President & CEO

Mizuho Financial Group, Inc.

5-5, Otemachi 1-chome,

Chiyoda-ku, Tokyo

CONVOCATION NOTICE OF

THE 12TH ORDINARY GENERAL MEETING OF SHAREHOLDERS

Dear Sirs/Madams:

Notice is hereby given that the 12th Ordinary General Meeting of Shareholders of Mizuho Financial Group, Inc. (the “Company”) will be held as set forth below. You are cordially invited to attend the meeting.

If you are not able to attend the meeting, we request that you exercise your voting rights in one of the following ways. After examining the reference materials for the ordinary general meeting of shareholders set forth below (pages 6 through 45), please refer to the “Guidance Notes on the Exercise of the Voting Rights” (pages 4 through 5) and exercise your voting rights no later than 5:00 p.m. on Monday, June 23, 2014.

[Exercise of Voting Rights in Writing]

By returning to us the voting form enclosed herewith on which your approval or disapproval is indicated.

[Exercise of Voting Rights by Electromagnetic Method (Using the Internet, etc.)]

By accessing the website for exercising voting rights specified by the Company (http://www.it-soukai.com) and exercising your voting rights using the “Code for the exercise of voting rights” and the “Password” provided on the voting form enclosed herewith in accordance with the directions on the screen.

Description

1.	Date and Time:	10:00 a.m. on Tuesday, June 24, 2014

2.	Place:	Tokyo International Forum (Hall A) 5-1, Marunouchi 3-chome, Chiyoda-ku, Tokyo

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3.	Purpose:

	Report Item:	Report on the Business Report for the 12th fiscal year (from April 1, 2013 to March 31, 2014), on the consolidated financial statements, on the financial statements and on the Results of Audit of the Consolidated Financial Statements by the Independent Auditors and the Board of Corporate Auditors

Matters to be Resolved:

<Company’s Proposals (Proposals 1 through 3)>

	Proposal 1:	Disposal of surplus

	Proposal 2:	Partial amendment to the Articles of Incorporation

	Proposal 3:	Appointment of thirteen (13) Directors

<Shareholders’ Proposals (Proposals 4 through 12)>

	Proposal 4:	Partial amendment to the Articles of Incorporation (Preparation of an evaluation report in an appropriate manner)

	Proposal 5:	Disposal of surplus

	Proposal 6:	Partial amendment to the Articles of Incorporation (Statement of concurrent offices)

	Proposal 7:	Partial amendment to the Articles of Incorporation (Exercise of voting rights of shares held for strategic reasons)

	Proposal 8:	Amendment to the Articles of Incorporation (Prohibition of discrimination against foreigners)

	Proposal 9:	Partial amendment to the Articles of Incorporation (Assignment of identification numbers)

	Proposal 10:	Partial amendment to the Articles of Incorporation (Commitment to refrain from undermining shareholders or providing loans to anti-social elements)

	Proposal 11:	Partial amendment to the Articles of Incorporation (Disclosure of exercise of voting rights by shareholders with fiduciary responsibility)

	Proposal 12:	Partial amendment to the Articles of Incorporation (Prohibition of displaying fictitious orders and manipulating stock prices for Green Sheet issues, and disclosure of correct information)

2

The Board of Directors of the Company opposes all of Proposals 4 through 12, which have been submitted by shareholders. Due to a conflicting relationship arising between Proposal 1, the Company’s proposal, and Proposal 5, a shareholders’ proposal, please note that in the event of exercising voting rights to approve both of Proposals 1 and 5, such exercise of voting rights with respect to Proposals 1 and 5 shall be deemed to be invalid.

– End of Notice –

*        *        *         *        *        *

§	As has usually been the case in the past, the reception at the entrance to the meeting place is expected to be overcrowded just prior to the starting time of the meeting; therefore, your arrival ahead of time would be very much appreciated.

§	Upon arrival at the meeting, please submit the voting form enclosed herewith to the reception at the entrance to the meeting place. In the case of attendance by proxy, please appoint as a proxy one of the shareholders holding voting rights at this general meeting of shareholders, and submit the document certifying the authority of such proxy together with the voting form.

§	Pursuant to laws and regulations and the provision of Article 25 of the Articles of Incorporation, the notes to consolidated financial statements and the notes to non-consolidated financial statements are disclosed through postings on the Company’s website (http://www.mizuho-fg.co.jp/english/), and are therefore not described in the attached “Report for the 12th Fiscal Year.”

§	Any corrections made to the reference materials for the ordinary general meeting of shareholders, the business report, the consolidated financial statements, the non-consolidated financial statements, and the documents titled “(Reference)” shall be notified by being posted on the Company’s website (http://www.mizuho-fg.co.jp/english/).

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Guidance Notes on the Exercise of the Voting Rights

This is to introduce the procedure to exercise voting rights of shareholders of the Company in writing or by electromagnetic method (using the Internet, etc.).

[Exercise of Voting Rights in Writing]

Please indicate your approval or disapproval for the proposals on the voting form enclosed herewith and return the voting form to us so that it reaches us no later than 5:00 p.m. on Monday, June 23, 2014. In the event that your approval or disapproval of any proposal is not indicated on the voting form, Company’s proposals shall be deemed to have been approved and shareholders’ proposals shall be deemed to have been disapproved, as the case may be.

[Exercise of Voting Rights by Electromagnetic Method (using the Internet, etc.)]

1.	Items Required to be Agreed on for the Exercise of Voting Rights via the Internet

If you wish to exercise your voting rights via the Internet, please make sure to exercise your voting rights no later than 5:00 p.m. on Monday, June 23, 2014 pursuant to the following terms:

(1)	You may exercise your voting rights via the Internet only through the website for exercising voting rights specified by the Company (see 2.(1) below).

(2)	When exercising your voting rights via the Internet, the “Code for the Exercise of Voting Rights” and the “Password” described in the voting form enclosed with this convocation notice are required.

The “Code for the Exercise of Voting Rights” and the “Password” will be renewed and sent to you for every general meeting of shareholders to be held in the future.

(3)	The cost of Internet access (access fees to providers, telecommunications fees, etc.) will be borne by the shareholders.

•     If you exercise your voting rights twice, in writing and via the Internet, we will only accept the exercise of your voting rights via the Internet as effective.

•     If you exercise your voting rights more than once via the Internet, we will only accept the last exercise of your voting rights as effective.

2.	Specific Procedures to Exercise Your Voting Rights via the Internet

(1)	Access http://www.it-soukai.com

*	The address of the website has changed this year. Please make sure to log into the address above.

*	You may access the website for exercising voting rights by scanning the “QR Code®” (shown to the right) with the bar-code scanner of your cellular phone. For the details for this operation, please refer to the instruction manual of your cellular phone.	Image of the “QR Code”

(2)	Enter the “Code for the Exercise of Voting Rights” and the “Password” and click on the “Log-in” button.

(3)	Exercise your voting rights by following the directions on the screen.

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3.	System Requirements

(1)	If Using a Personal Computer

§	Personal Computer

Windows® computer

§	Browser

Microsoft® Internet Explorer Ver. 5.01 SP2 or later

§	Internet Environment

It is a requirement that you have Internet access such as through a contract with an Internet service provider.

§	Monitor Resolution

SVGA 800(H) × 600(V) dot pitch or higher

(2)	If Using a Cellular Phone

§	Cellular Phone

Phone types capable of 128bitSSL telecommunications (encrypted communication) and able to provide one of the following three services: “i-mode;” “EZweb;” or “Yahoo! Keitai;” provided that, you may have some problems accessing, and exercising your voting rights through the website for exercising voting rights with smartphones and certain other phone types as they are not guaranteed to operate normally.

*	Microsoft and Windows are registered trademarks or trademarks of Microsoft Corporation in the United States and other countries.

*	“i-mode” is a registered trademark of NTT DOCOMO, INC.

*	“EZweb” is a registered trademark of KDDI CORPORATION.

*	“Yahoo!” is a registered trademark or a trademark of Yahoo! Inc. of the United States.

*	“QR Code” is a registered trademark of DENSO WAVE INCORPORATED.

4.	Security

You may exercise your voting rights safely due to the encryption technology (SSL128bit) used to protect your voting information from being intercepted and tampered with.

In addition, the code for the exercise of voting rights and the password described in the voting form are very important to authenticate shareholders, so please ensure that you do not disclose them to other people. Please note that the Company does not and will not make any inquiries regarding your password.

5.	For Inquiries with respect to the Exercise of Voting Rights via the Internet

Please contact:

Internet Help Dial

Stock Transfer Agency Department

Mizuho Trust & Banking Co., Ltd.

Telephone: 0120-768-524 (toll-free number)

Operating Hours: 9:00 a.m. to 9:00 p.m. (excluding Saturdays, Sundays and national holidays)

[To Institutional Investors]

The electronic voting platform for institutional investors operated by Investor Communications Japan Inc., is available for custodian banks and any other nominal shareholders (including standing proxies) that have applied to use such platform in advance.

5

[Translation]

Reference Materials for the Ordinary General Meeting of Shareholders

Proposals, Reasons for Submission and Reference Matters:

<Company’s Proposals (Proposals 1 through 3) >

Proposals 1 through 3 have been submitted by the Company.

Proposal 1: Disposal of surplus

The Company continues to perform “disciplined capital management” policy which maintains the optimal balance between “strengthening of stable capital base” and “steady returns to shareholders”.

Based on the policy mentioned above, with respect to the dividends from the surplus at the end of this fiscal year, the Company proposes the following dividends from the surplus.

No other disposal of the surplus is being made.

1.	Type of Distributed Assets

Cash

2.	Matters related to Allotment of Distributed Assets and Aggregate Amount thereof

With respect to cash dividends on common stock at the end of this fiscal year, the Company proposes to make cash dividend payments of JPY 3.50 per share (the annual cash dividends including interim dividends amount to JPY 6.50 per share for this fiscal year).

With respect to cash dividends on the Eleventh Series Class XI Preferred Stock at the end of this fiscal year, the Company proposes paying the prescribed dividend amounts.

	Amount of Dividend per Share	Aggregate Amount of Dividends
Common Stock	JPY 3.50	JPY 84,886,365,767
Eleventh Series Class XI Preferred Stock	JPY 10.00	JPY 3,126,513,000
Total	—	JPY 88,012,878,767

3.	Effective Date of Dividends from Surplus

June 24, 2014

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Proposal 2: Partial amendment to the Articles of Incorporation

The Company intends to transform itself into a Company with Committees, in order to further enhance corporate governance through strengthening the supervisory function of the Board of Directors over the execution of the Company’s business and improving the transparency of management processes, and in order to enhance the flexibility of management by facilitating swifter decision making. Pursuant to this transformation, the Company seeks to make necessary amendments to the Articles of Incorporation, such as the establishment of provisions concerning committees and Executive Officer(s), the deletion of the provisions concerning Corporate Auditors and the Board of Corporate Auditors, and the amendment of the provisions concerning Directors and the Board of Directors.

Furthermore, pursuant to the transformation to a Company with Committees, as well as changing the term of office of Directors from two years to one year, in order to enable the Company to flexibly implement capital management and the return of profits to our shareholders, provisions will be newly established to the effect that distribution of dividends of surplus and other matters provided for in each item of Article 459, Paragraph 1 of the Companies Act shall be decided not by a resolution of the general meeting of shareholders but by a resolution of the Board of Directors, and other necessary amendments pursuant thereto will be made.

In addition, as a result of the acquisition and cancellation of all of the shares of the Thirteenth Series Class XIII Preferred Stock on July 11, 2013, the total number of shares which the Company is authorized to issue and the total number of shares of the Class XIII Preferred Stock which the Company is authorized to issue will be reduced, and other necessary amendments will be made.

Moreover, from the viewpoint of enhancing the flexibility of management process by facilitating swifter decision making, pursuant to Article 370 of the Companies Act, provisions will be newly established to the effect that, in cases where all of the Directors agree in writing or by means of electromagnetic file, it shall be deemed that a resolution of the Board of Directors has been made without a meeting of the Board of Directors being held.

The proposed amendments in this proposal shall be effective at the closing of this ordinary general meeting of shareholders.

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The specific amendments are as set forth below.

(Changes are indicated by underline.)

Current Articles of Incorporation	Proposed Amendments

Article 4. (Organizations)

The Company shall establish the following organizations, in addition to the general meeting of shareholders and Directors.

(1) Board of Directors;

(2) Corporate Auditors;

(3) Board of Corporate Auditors; and

(4) Accounting Auditors.

Article 4. (Organizations)

The Company shall establish the following organizations, in addition to the general meeting of shareholders and Directors.

(1) Board of Directors;

(2) Nominating Committee, Audit Committee, and Compensation Committee; and

(3) Accounting Auditors.

Article 6. (Total Number of Authorized Shares)

The total number of shares which the Company is authorized to issue shall be 52,251,442,000 shares, and each total number of the classes of shares which the Company is authorized to issue shall be as set forth below; provided, however, that the total number of the classes of shares which the Company is authorized to issue in respect of the First to Fourth Series of Class XIV preferred stock shall not exceed nine hundred million (900,000,000) in total, the total number of the classes of shares which the Company is authorized to issue in respect of the First to Fourth Series of Class XV preferred stock shall not exceed nine hundred million (900,000,000) in total, and the total number of the classes of shares which the Company is authorized to issue in respect of the First to Fourth Series of Class XVI preferred stock shall not exceed fifteen hundred million (1,500,000,000) in total:

Common stock:                                                48,000,000,000 shares

Class XI preferred stock:                                     914,752,000 shares

Class XIII preferred stock:                                     36,690,000 shares

First Series of Class XIV preferred stock:

900,000,000 shares

Second Series of Class XIV preferred stock:

900,000,000 shares

Third Series of Class XIV preferred stock:

900,000,000 shares

Fourth Series of Class XIV preferred stock:

900,000,000 shares

First Series of Class XV preferred stock:

900,000,000 shares

Second Series of Class XV preferred stock:

900,000,000 shares

Third Series of Class XV preferred stock:

900,000,000 shares

Fourth Series of Class XV preferred stock:

900,000,000 shares

First Series of Class XVI preferred stock:

1,500,000,000 shares

Second Series of Class XVI preferred stock:

1,500,000,000 shares

Third Series of Class XVI preferred stock:

1,500,000,000 shares

Fourth Series of Class XVI preferred stock:

1,500,000,000 shares

Article 6. (Total Number of Authorized Shares)

The total number of shares which the Company is authorized to issue shall be 52,214,752,000 shares, and each total number of the classes of shares which the Company is authorized to issue shall be as set forth below; provided, however, that the total number of the classes of shares which the Company is authorized to issue in respect of the First to Fourth Series of Class XIV preferred stock shall not exceed nine hundred million (900,000,000) in total, the total number of the classes of shares which the Company is authorized to issue in respect of the First to Fourth Series of Class XV preferred stock shall not exceed nine hundred million (900,000,000) in total, and the total number of the classes of shares which the Company is authorized to issue in respect of the First to Fourth Series of Class XVI preferred stock shall not exceed fifteen hundred million (1,500,000,000) in total:

Common stock:                                       48,000,000,000 shares

Class XI preferred stock:                             914,752,000 shares

First Series of Class XIV preferred stock:

900,000,000 shares

Second Series of Class XIV preferred stock:

900,000,000 shares

Third Series of Class XIV preferred stock:

900,000,000 shares

Fourth Series of Class XIV preferred stock:

900,000,000 shares

First Series of Class XV preferred stock:

900,000,000 shares

Second Series of Class XV preferred stock:

900,000,000 shares

Third Series of Class XV preferred stock:

900,000,000 shares

Fourth Series of Class XV preferred stock:

900,000,000 shares

First Series of Class XVI preferred stock:

1,500,000,000 shares

Second Series of Class XVI preferred stock:

1,500,000,000 shares

Third Series of Class XVI preferred stock:

1,500,000,000 shares

Fourth Series of Class XVI preferred stock:

1,500,000,000 shares

Article 7. (Acquisition of Own Shares)

The Company may, by a resolution of the Board of Directors, acquire its own stock through market transactions or other methods pursuant to the provisions of Article 165, Paragraph 2 of the Companies Act of Japan (the “Act”).

(Deleted.)

Article 8. to Article 10. (Omitted.)	Article 7. to Article 9. (No change.)

Article 11. (Record Date)

1. (Omitted.)

2. (Omitted.)

3. In addition to the preceding two paragraphs, the Company may set an extraordinary record date, when necessary, by a resolution of the Board of Directors and upon giving a prior public notice thereof.

Article 10. (Record Date)

1. (No change.)

2. (No change.)

3. In addition to the preceding two paragraphs, the Company may set an extraordinary record date, when necessary, by a determination by Executive Officer(s) under the authority delegated by the Board of Directors and upon giving a prior public notice thereof.

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Current Articles of Incorporation	Proposed Amendments

Article 12. (Shareholder Register Manager, Etc.)

1. (Omitted.)

2. The shareholder register manager and its handling office shall be determined by a resolution of the Board of Directors, and a public notice shall be given with respect thereto.

3. (Omitted.)

Article 11. (Shareholder Register Manager, Etc.)

1. (No change.)

2. The shareholder register manager and its handling office shall be determined by a determination by Executive Officer(s) under the authority delegated by the Board of Directors, and a public notice shall be given with respect thereto.

3. (No change.)

Article 13. (Share Handling Regulations)

An entry, whether written or electronic, in the register of shareholders, a repurchase by the Company and an additional purchase by a shareholder of shares constituting less than one (1) unit, and other operations relating to shares and handling fees therefor and the method of request or notice by shareholders with respect to general meetings of shareholders shall be governed by the Share Handling Regulations prescribed by the Board of Directors, in addition to laws and regulations and these Articles of Incorporation.

Article 12. (Share Handling Regulations)

An entry, whether written or electronic, in the register of shareholders, a repurchase by the Company and an additional purchase by a shareholder of shares constituting less than one (1) unit, and other operations relating to shares and handling fees therefor and the method of request or notice by shareholders with respect to general meetings of shareholders shall be governed by the Share Handling Regulations prescribed by Executive Officer(s) under the authority delegated by the Board of Directors, in addition to laws and regulations and these Articles of Incorporation.

Article 14. (Preferred Stock Dividends)

1. In respect of dividends from its surplus provided for in Article 52, the Company shall distribute dividends from its surplus by cash on preferred stock (hereinafter referred to as the “Preferred Stock Dividends”) in such amount as provided for below to shareholders of preferred stock (hereinafter referred to as the “Shareholders of Preferred Stock”) or registered stock pledgees in respect of preferred stock (hereinafter referred to as the “Registered Preferred Stock Pledgees”) in priority to holders of common stock (hereinafter referred to as the “Shareholders of Common Stock”), registered stock pledgees in respect of common stock (hereinafter referred to as the “Registered Common Stock Pledgees”); provided, however, that in the case where all or a part of the Preferred Stock Interim Dividends provided for in Article 15 have been paid in the relevant business year, the amount so paid shall be reduced accordingly:

Article 13. (Preferred Stock Dividends)

1. In respect of dividends from its surplus provided for in Article 48 (except for interim dividends provided for in the same Article), the Company shall distribute dividends from its surplus by cash on preferred stock (hereinafter referred to as the “Preferred Stock Dividends”) in such amount as provided for below to shareholders of preferred stock (hereinafter referred to as the “Shareholders of Preferred Stock”) or registered stock pledgees in respect of preferred stock (hereinafter referred to as the “Registered Preferred Stock Pledgees”) in priority to holders of common stock (hereinafter referred to as the “Shareholders of Common Stock”), registered stock pledgees in respect of common stock (hereinafter referred to as the “Registered Common Stock Pledgees”); provided, however, that in the case where all or a part of the Preferred Stock Interim Dividends provided for in Article 14 have been paid in the relevant business year, the amount so paid shall be reduced accordingly:

Class XI preferred stock:

Amount decided by the resolution of the Board of Directors on the issuance of such stock, which amount shall not exceed 50 yen per share per year

Class XIII preferred stock:

Amount decided by the resolution of the Board of Directors on the issuance of such stock, which amount shall not exceed 100 yen per share per year

Class XI preferred stock: Amount decided by the resolution of the Board of Directors on the issuance of such stock, which amount shall not exceed 50 yen per share per year

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Current Articles of Incorporation	Proposed Amendments

First to Fourth Series of Class XIV preferred stock:

Amount decided by the resolution of the Board of Directors on the issuance of such stock, which amount shall not exceed 100 yen per share per year

First to Fourth Series of Class XV preferred stock:

Amount decided by the resolution of the Board of Directors on the issuance of such stock, which amount shall not exceed 100 yen per share per year

First to Fourth Series of Class XVI preferred stock:

Amount decided by the resolution of the Board of Directors on the issuance of such stock, which amount shall not exceed 100 yen per share per year

First to Fourth Series of Class XIV preferred stock:

Amount decided by the resolution of the Board of Directors or the determination by Executive Officer(s) under the authority delegated by the Board of Directors on the issuance of such stock, which amount shall not exceed 100 yen per share per year

First to Fourth Series of Class XV preferred stock:

Amount decided by the resolution of the Board of Directors or the determination by Executive Officer(s) under the authority delegated by the Board of Directors on the issuance of such stock, which amount shall not exceed 100 yen per share per year

First to Fourth Series of Class XVI preferred stock:

Amount decided by the resolution of the Board of Directors or the determination by Executive Officer(s) under the authority delegated by the Board of Directors on the issuance of such stock, which amount shall not exceed 100 yen per share per year

2. (Omitted.)	2. (No change.)

3. (Omitted.)	3. (No change.)

Article 15. (Preferred Stock Interim Dividends)

In respect of interim dividends provided for in Article 53, the Company shall distribute dividends from its surplus by cash in one half (1/2) of the amount of the Preferred Stock Dividends provided for in the main clause of Paragraph 1 of the preceding Article (referred to as the “Preferred Stock Interim Dividends” in these Articles of Incorporation) to the Shareholders of Preferred Stock or Registered Preferred Stock Pledgees in priority to the Shareholders of Common Stock or Registered Common Stock Pledgees.

Article 14. (Preferred Stock Interim Dividends)

In respect of interim dividends provided for in Article 48, the Company shall distribute dividends from its surplus by cash in one half (1/2) of the amount of the Preferred Stock Dividends provided for in the main clause of Paragraph 1 of the preceding Article (referred to as the “Preferred Stock Interim Dividends” in these Articles of Incorporation) to the Shareholders of Preferred Stock or Registered Preferred Stock Pledgees in priority to the Shareholders of Common Stock or Registered Common Stock Pledgees.

Article 16. (Distribution of Residual Assets)	Article 15. (Distribution of Residual Assets)
(Omitted.)	(No change.)

Article 17. (Voting Rights)

The Shareholders of Preferred Stock shall not have voting rights at a general meeting of shareholders; provided, however, that the Shareholders of Preferred Stock may have voting rights from the date of an ordinary general meeting of shareholders, in the case where a proposal on the Preferred Stock Dividends is not submitted to such ordinary general meeting of shareholders, or immediately after the closing of an ordinary general meeting of shareholders, in the case where a proposal on the Preferred Stock Dividends is rejected at such ordinary general meeting of shareholders, until, in either case, such time as a resolution of an ordinary general meeting of shareholders is passed to grant the Preferred Stock Dividends.

Article 16. (Voting Rights)

The Shareholders of Preferred Stock shall not have voting rights at a general meeting of shareholders; provided, however, that the Shareholders of Preferred Stock may have voting rights from the date of an ordinary general meeting of shareholders, in the case where a proposal on the Preferred Stock Dividends is not submitted to such ordinary general meeting of shareholders (except in the case where a resolution of the Board of Directors to pay the Preferred Stock Dividends is made pursuant to the provisions of Article 47 between the last day of the business year and the date of such ordinary general meeting of shareholders), or immediately after the closing of an ordinary general meeting of shareholders, in the case where a proposal on the Preferred Stock Dividends is rejected at such ordinary general meeting of shareholders, until such time as a resolution of the Board of Directors to pay the Preferred Stock Dividends is made pursuant to the provisions of Article 47 or a resolution of an ordinary general meeting of shareholders is passed to grant the Preferred Stock Dividends.

10

Current Articles of Incorporation	Proposed Amendments
Article 18. (Consolidation or Split of Preferred Stock, Free Allotment of Stock and Rights to Receive Allotment of Offered Stock, Etc.) (Omitted.)	Article 17. (Consolidation or Split of Preferred Stock, Free Allotment of Stock and Rights to Receive Allotment of Offered Stock, Etc.) (No change.)

Article 19. (Acquisition of Preferred Stock)

1. In respect of Class XIII preferred stock, the Company may acquire each such class of preferred stock, in whole or in part, on the date separately determined by a resolution of a general meeting of shareholders, after such time and at such acquisition price as respectively determined by a resolution of the Board of Directors relating to the issuance of the relevant preferred stock.

Article 18. (Acquisition of Preferred Stock) (Deleted.)

2. In respect of the First Series of Class XV through the Fourth Series of Class XVI preferred stock, the Company may acquire each such class of preferred stock, in whole or in part, on the date separately determined by a resolution of the Board of Directors, after such time and at such acquisition price as respectively determined by a resolution of the Board of Directors relating to the issuance of the relevant preferred stock.	1. In respect of the First Series of Class XV through the Fourth Series of Class XVI preferred stock, the Company may acquire each such class of preferred stock, in whole or in part, on the date separately determined by a resolution of the Board of Directors or a determination by Executive Officer(s) under the authority delegated by the Board of Directors, after such time and at such acquisition price as respectively determined by a resolution of the Board of Directors or a determination by Executive Officer(s) under the authority delegated by the Board of Directors relating to the issuance of the relevant preferred stock.

3. In the case of a partial acquisition pursuant to the preceding two (2) paragraphs, such redemption shall be made by way of lot or pro rata allocation.	2. In the case of a partial acquisition pursuant to the preceding paragraph, such redemption shall be made by way of lot or pro rata allocation.

Article 20. (Request for Acquisition of Preferred Stock)

Any holder of Class XI, the First to Fourth Series of Class XIV and the First to Fourth Series of Class XV preferred stock may request to the Company to acquire the relevant preferred stock held by such Shareholder of Preferred Stock during the period in which such Shareholder of Preferred Stock is entitled to request such acquisition as determined by a resolution of the Board of Directors relating to the issuance of the relevant preferred stock (hereinafter referred to as the “Period for Acquisition Request”). The Company shall deliver its own common stock to such Shareholder of Preferred Stock, in exchange for the Company’s acquisition of the relevant preferred stock. The terms of acquisition, including the number of the common stock to be delivered per one (1) share of the relevant preferred stock upon such request for acquisition, shall be determined by the relevant resolution of the Board of Directors.

(Newly established.)

Article 19. (Request for Acquisition of Preferred Stock)

1. Any holder of Class XI preferred stock may request to the Company to acquire the relevant preferred stock held by such Shareholder of Preferred Stock during the period in which such Shareholder of Preferred Stock is entitled to request such acquisition as determined by a resolution of the Board of Directors relating to the issuance of the relevant preferred stock. The Company shall deliver its own common stock to such Shareholder of Preferred Stock, in exchange for the Company’s acquisition of the relevant preferred stock. The terms of acquisition, including the number of the common stock to be delivered per one (1) share of the relevant preferred stock upon such request for acquisition, shall be determined by the relevant resolution of the Board of Directors.

11

Current Articles of Incorporation	Proposed Amendments
2. Any holder of the First to Fourth Series of Class XIV and the First to Fourth Series of Class XV preferred stock may request to the Company to acquire the relevant preferred stock held by such Shareholder of Preferred Stock during the period in which such Shareholder of Preferred Stock is entitled to request such acquisition as determined by a resolution of the Board of Directors or a determination by Executive Officer(s) under the authority delegated by the Board of Directors relating to the issuance of the relevant preferred stock (hereinafter, together with the period provided for in the preceding paragraph, referred to as the “Period for Acquisition Request”). The Company shall deliver its own common stock to such Shareholder of Preferred Stock, in exchange for the Company’s acquisition of the relevant preferred stock. The terms of acquisition, including the number of the common stock to be delivered per one (1) share of the relevant preferred stock upon such request for acquisition, shall be determined by the relevant resolution of the Board of Directors or the relevant determination by Executive Officer(s) under the authority delegated by the Board of Directors.

Article 21. (Mandatory Acquisition of Preferred Stock)	Article 20. (Mandatory Acquisition of Preferred Stock)
1. (Omitted.)	1. (No change.)

2. In respect of Class XI, the First to Fourth Series of Class XIV and the First to Fourth Series of Class XV preferred stock, the number of common stock referred to in the preceding paragraph shall not exceed the number of shares obtained by dividing the amount equivalent to the subscription money per one (1) share of each such class of preferred stock by the minimum acquisition price determined by a resolution of the Board of Directors relating to the issuance of the relevant preferred stock.	2. In respect of Class XI preferred stock, the number of common stock referred to in the preceding paragraph shall not exceed the number of shares obtained by dividing the amount equivalent to the subscription money per one (1) share of the relevant preferred stock by the minimum acquisition price determined by a resolution of the Board of Directors relating to the issuance of the relevant preferred stock. In respect of the First to Fourth Series of Class XIV and the First to Fourth Series of Class XV preferred stock, the number of common stock referred to in the preceding paragraph shall not exceed the number of shares obtained by dividing the amount equivalent to the subscription money per one (1) share of each such class of preferred stock by the minimum acquisition price determined by a resolution of the Board of Directors or a determination by Executive Officer(s) under the authority delegated by the Board of Directors relating to the issuance of the relevant preferred stock.

12

Current Articles of Incorporation	Proposed Amendments
3. In respect of the First and Second Series of Class XIV, the First and Second Series of Class XV and the First and Second Series of Class XVI preferred stock, upon the occurrence of an event determined by a resolution of the Board of Directors relating to the issuance of the relevant preferred stock as an event where a write-off of the relevant preferred stock or a conversion of the relevant preferred stock into common stock, or financial support or other similar measures taken by a public sector, without which the Company would become non-viable, is determined to be necessary, the Company shall mandatorily acquire the relevant preferred stock, in whole, free of consideration, on a date which falls after the occurrence of such event as determined by the resolution of the Board of Directors relating to the issuance of the relevant preferred stock and which date shall be separately determined by a resolution of the Board of Directors after the issuance of the relevant preferred stock, or a date which falls after the occurrence of the relevant certain event and which date shall be determined by the resolution of the Board of Directors relating to the issuance of the relevant preferred stock, giving due consideration to the capital adequacy requirements applicable to the Company and other factors.	3. In respect of the First and Second Series of Class XIV, the First and Second Series of Class XV and the First and Second Series of Class XVI preferred stock, upon the occurrence of an event determined by a resolution of the Board of Directors or a determination by Executive Officer(s) under the authority delegated by the Board of Directors relating to the issuance of the relevant preferred stock as an event where a write-off of the relevant preferred stock or a conversion of the relevant preferred stock into common stock, or financial support or other similar measures taken by a public sector, without which the Company would become non-viable, is determined to be necessary, the Company shall mandatorily acquire the relevant preferred stock, in whole, free of consideration, on a date which falls after the occurrence of such event as determined by the resolution of the Board of Directors or the determination by Executive Officer(s) under the authority delegated by the Board of Directors relating to the issuance of the relevant preferred stock and which date shall be separately determined by a resolution of the Board of Directors or a determination by Executive Officer(s) under the authority delegated by the Board of Directors after the issuance of the relevant preferred stock, or a date which falls after the occurrence of the relevant certain event and which date shall be determined by the resolution of the Board of Directors or the determination by Executive Officer(s) under the authority delegated by the Board of Directors relating to the issuance of the relevant preferred stock, giving due consideration to the capital adequacy requirements applicable to the Company and other factors.

13

Current Articles of Incorporation	Proposed Amendments
4. In respect of the Third and Fourth Series of Class XIV, the Third and Fourth Series of Class XV and the Third and Fourth Series of Class XVI preferred stock, upon the occurrence of an event determined by a resolution of the Board of Directors relating to the issuance of the relevant preferred stock as an event where a write-off of the relevant preferred stock or a conversion of the relevant preferred stock into common stock, or financial support or other similar measures taken by a public sector, without which the Company would become non-viable, is determined to be necessary, the Company shall mandatorily acquire the relevant preferred stock, in whole, on a date which falls after the occurrence of such event as determined by the resolution of the Board of Directors relating to the issuance of the relevant preferred stock and which date shall be separately determined by a resolution of the Board of Directors after the issuance of the relevant preferred stock, or a date which falls after the occurrence of the relevant certain event and which date shall be determined by the resolution of the Board of Directors relating to the issuance of the relevant preferred stock, giving due consideration to the capital adequacy requirements applicable to the Company and other factors, and instead, the Company shall deliver its own common stock to holders of the relevant preferred stock. In this case, the terms of acquisition, including the number of shares of the common stock to be delivered in exchange for the acquisition of one (1) share of the relevant preferred stock, shall be determined by the relevant resolution of the Board of Directors relating to the issuance of the relevant preferred stock, giving due consideration to the market price of common stock, the subscription price of the relevant preferred stock and other factors.	4. In respect of the Third and Fourth Series of Class XIV, the Third and Fourth Series of Class XV and the Third and Fourth Series of Class XVI preferred stock, upon the occurrence of an event determined by a resolution of the Board of Directors or a determination by Executive Officer(s) under the authority delegated by the Board of Directors relating to the issuance of the relevant preferred stock as an event where a write-off of the relevant preferred stock or a conversion of the relevant preferred stock into common stock, or financial support or other similar measures taken by a public sector, without which the Company would become non-viable, is determined to be necessary, the Company shall mandatorily acquire the relevant preferred stock, in whole, on a date which falls after the occurrence of such event as determined by the resolution of the Board of Directors or the determination by Executive Officer(s) under the authority delegated by the Board of Directors relating to the issuance of the relevant preferred stock and which date shall be separately determined by a resolution of the Board of Directors or a determination by Executive Officer(s) under the authority delegated by the Board of Directors after the issuance of the relevant preferred stock, or a date which falls after the occurrence of the relevant certain event and which date shall be determined by the resolution of the Board of Directors or the determination by Executive Officer(s) under the authority delegated by the Board of Directors relating to the issuance of the relevant preferred stock, giving due consideration to the capital adequacy requirements applicable to the Company and other factors, and instead, the Company shall deliver its own common stock to holders of the relevant preferred stock. In this case, the terms of acquisition, including the number of shares of the common stock to be delivered in exchange for the acquisition of one (1) share of the relevant preferred stock, shall be determined by the relevant resolution of the Board of Directors or the relevant determination by Executive Officer(s) under the authority delegated by the Board of Directors relating to the issuance of the relevant preferred stock, giving due consideration to the market price of common stock, the subscription price of the relevant preferred stock and other factors.

5. (Omitted.)	5. (No change.)

Article 22. to Article 23.	Article 21. to Article 22.
(Omitted.)	(No change.)

Article 24. (Person Authorized to Convene General Meetings of Shareholders and the Chairman of the Meeting) 1. The President shall convene and chair the general meeting of shareholders.

Article 23. (Person Authorized to Convene General Meetings of Shareholders and the Chairman of the Meeting)

1. The Director concurrently serving as President and Executive Officer shall convene and chair the general meeting of shareholders.

2. In the case where the President is unable to so act, one of the other Director(s) in the order previously determined by the Board of Directors shall take such person’s place.	2. In the case where the Director concurrently serving as President and Executive Officer is unable to so act, one of the other Director(s) in the order previously determined by the Board of Directors shall take such person’s place.

Article 25. to Article 28.	Article 24. to Article 27.
(Omitted.)	(No change.)

14

Current Articles of Incorporation	Proposed Amendments
Article 29. (General Meetings of Holders of Classes of Stock)	Article 28. (General Meetings of Holders of Classes of Stock)
1. (Omitted.)	1. (No change.)

2. (Omitted.)	2. (No change.)

3. The provisions of Articles 24, 25 and 27 and the preceding Article shall apply mutatis mutandis to the general meetings of holders of classes of stock.	3. The provisions of Articles 23, 24 and 26 and the preceding Article shall apply mutatis mutandis to the general meetings of holders of classes of stock.

Article 30. to Article 32. (Omitted.)	Article 29. to Article 31. (No change.)

Article 33. (Term of Office)

The term of office of Director(s) shall expire at the closing of the ordinary general meeting of shareholders concerning the last business year ending within two (2) years after their appointment.

Article 32. (Term of Office)

The term of office of Director(s) shall expire at the closing of the ordinary general meeting of shareholders concerning the last business year ending within one (1) year after their appointment.

Article 34. (Representative Director(s) and Director(s) with Titles)	Article 33. (Chairman and Deputy Chairman)
1. The Representative Director(s) shall be designated by a resolution of the Board of Directors.	(Deleted.)

2. The President shall be appointed by a resolution of the Board of Directors.	(Deleted.)

3. The Board of Directors may, by its resolutions, appoint Chairman, Deputy Chairman, Deputy President(s), Senior Managing Director(s) and Managing Director(s).	The Board of Directors may, by its resolutions, appoint Chairman and Deputy Chairman.

Article 35. (Duties of the President) The President shall oversee the operations of the Company.	(Deleted.)

Article 36. (Person Authorized to Convene Meetings of the Board of Directors and Chairman of the Meeting)

1. Unless otherwise provided for by laws or regulations, the President shall convene and chair the meeting of the Board of Directors.

Article 34. (Person Authorized to Convene Meetings of the Board of Directors and Chairman of the Meeting)

1. Unless otherwise provided for by laws or regulations, a Director previously appointed by the Board of Directors shall convene and chair the meeting of the Board of Directors.

2. In the case where the President is unable to so act, one of the other Director(s) in the order previously determined by the Board of Directors shall take such person’s place.	2. In the case where the Director appointed pursuant to the preceding paragraph is unable to so act, one of the other Director(s) in the order previously determined by the Board of Directors shall take such person’s place.

Article 37. (Notice to Convene Meetings of the Board of Directors)

1. Notice to convene a meeting of the Board of Directors shall be given to each Director and Corporate Auditor not less than three (3) days prior to the date set for such meeting; provided, however, that in case of emergency, such period may be shortened.

Article 35. (Notice to Convene Meetings of the Board of Directors)

1. Notice to convene a meeting of the Board of Directors shall be given to each Director not less than three (3) days prior to the date set for such meeting; provided, however, that in case of emergency, such period may be shortened.

2. A meeting of the Board of Directors may be held without taking the procedures of convocation with the consent of all the Directors and Corporate Auditors.	2. A meeting of the Board of Directors may be held without taking the procedures of convocation with the consent of all the Directors.

15

Current Articles of Incorporation	Proposed Amendments

Article 38. (Method of Adopting Resolutions of the Board of Directors)

Resolutions of a meeting of the Board of Directors shall be adopted by an affirmative vote of a majority of the Directors present at the relevant meeting who shall constitute a majority in number of all the Directors entitled to take part in the vote.

(Newly established.)

Article 36. (Method of Adopting Resolutions of the Board of Directors)

1. Resolutions of a meeting of the Board of Directors shall be adopted by an affirmative vote of a majority of the Directors present at the relevant meeting who shall constitute a majority in number of all the Directors entitled to take part in the vote.

2. Notwithstanding the provisions of the preceding paragraph, in cases where Director(s) submit a proposal with respect to a matter which is the purpose of the resolution of the Board of Directors, if all Directors who are entitled to vote agree in writing or by means of electromagnetic file to such proposal, it shall be deemed that the resolution to approve such proposal at a meeting of the Board of Directors has been made.

Article 39. (Minutes of Meetings of the Board of Directors)

The minutes of the meetings of the Board of Directors shall be prepared in writing or by electromagnetic file as provided for in laws and regulations, and the Director(s) and Corporate Auditors present thereat shall affix their names and seals thereon, or electronic signatures thereto.

Article 37. (Minutes of Meetings of the Board of Directors)

The minutes of the meetings of the Board of Directors shall be prepared in writing or by electromagnetic file as provided for in laws and regulations, and the Director(s) present thereat shall affix their names and seals thereon, or electronic signatures thereto.

Article 40. to Article 41. (Omitted.)	Article 38. to Article 39. (No change.)

CHAPTER VI CORPORATE AUDITORS AND BOARD OF CORPORATE AUDITORS Article 42. (Number) The Company shall have not more than six (6) Corporate Auditors.	CHAPTER VI NOMINATING COMMITTEE, AUDIT COMMITTEE, AND COMPENSATION COMMITTEE (Deleted.)

Article 43. (Method of Appointment)

1. The Corporate Auditors shall be appointed at a general meeting of shareholders.

2. A resolution for appointment of Corporate Auditors shall be adopted by an affirmative vote of a majority of the voting rights held by the shareholders present at the relevant meeting who shall hold in aggregate not less than one-third (1/3) of the voting rights of the shareholders entitled to exercise their voting rights.

(Deleted.)

Article 44. (Term of Office)

The term of office of Corporate Auditors shall expire at the closing of the ordinary general meeting of shareholders concerning the last business year ending within four (4) years after their appointments.

(Deleted.)

Article 45. (Full-Time Corporate Auditor(s)) The Board of Corporate Auditors shall, by its resolution, designate full-time Corporate Auditor(s).	(Deleted.)

16

Current Articles of Incorporation	Proposed Amendments

Article 46. (Notice to Convene Meetings of the Board of Corporate Auditors)

1. Notice to convene a meeting of the Board of Corporate Auditors shall be given to each Corporate Auditor not less than three (3) days prior to the date set for such meeting; provided, however, that in case of emergency, such period may be shortened.

2. A meeting of the Board of Corporate Auditors may be held without taking the procedures of convocation with the consent of all the Corporate Auditors.

(Deleted.)

Article 47. (Method of Adopting Resolutions of the Board of Corporate Auditors)

Resolutions of a meeting of the Board of Corporate Auditors shall be adopted by an affirmative vote of a majority of the Corporate Auditors, unless otherwise provided for by laws or regulations.

(Deleted.)

Article 48. (Minutes of Meetings of the Board of Corporate Auditors)

The minutes of the meetings of the Board of Corporate Auditors shall be prepared in writing or by electromagnetic file as provided for in laws and regulations, and the Directors and Corporate Auditors present thereat shall affix their names and seals thereon or electronic signatures thereto.

(Deleted.)

Article 49. (Regulations of the Board of Corporate Auditors)

Matters concerning the Board of Corporate Auditors shall be governed by the Regulations of the Board of Corporate Auditors prescribed by the Board of Corporate Auditors, in addition to laws and regulations and these Articles of Incorporation.

(Deleted.)

Article 50. (Liability Limitation Agreements with Outside Corporate Auditor(s))

Pursuant to the provisions provided for in Article 427, Paragraph 1 of the Law, the Company may enter into liability limitation agreements with any Outside Corporate Auditor which limit the liability provided for in Article 423, Paragraph 1 of the Law to the higher of either (i) the pre-determined amount not less than twenty million (20,000,000) yen or (ii) the amount prescribed in laws and regulations, provided that such Outside Corporate Auditor is bona fide and without gross negligence in performing his/her duty.

(Deleted.)

(Newly established.)

Article 40. (Method of Designation)

1. Committee members who shall constitute the Nominating Committee, the Audit committee, and the Compensation Committee shall be designated by the Board of Directors.

2. The chairman of each committee shall be designated by the Board of Directors.

17

Current Articles of Incorporation	Proposed Amendments
(Newly established.)

Article 41. (Regulations of Each Committee)

Matters concerning each committee shall be governed by the Regulations of each committee prescribed by the Board of Directors, in addition to laws and regulations and these Articles of Incorporation.

(Newly established.)	CHAPTER VII EXECUTIVE OFFICERS Article 42. (Number) The Company shall have no less than one (1) Executive Officer.

(Newly established.)	Article 43. (Method of Appointment) Executive Officers shall be appointed by the Board of Directors.

(Newly established.)

Article 44. (Term of Office)

The term of office of Executive Officers shall expire at the closing of the first meeting of the Board of Directors convened after the closing of the ordinary general meeting of shareholders concerning the last business year ending within one (1) year after their appointment.

(Newly established.)

Article 45. (Representative Executive Officer(s) and Executive Officer(s) with Tittles)

1. The Representative Executive Officer(s) shall be designated by the Board of Directors.

2. The Board of Directors shall, by its resolutions, appoint the President and Executive Officer.

3. The Board of Directors may, by its resolutions, appoint Deputy President and Executive Officer(s), Senior Managing Executive Officer(s), and Managing Executive Officer(s).

CHAPTER VII ACCOUNTING Article 51. (Business Year) (Omitted.)	CHAPTER VIII ACCOUNTING Article 46. (Business Year) (No change.)

Article 52. (Dividends from Surplus Approved by Resolution of Ordinary General Meeting of Shareholders)

Dividends from the surplus approved by a resolution of an ordinary general meeting of shareholders shall be distributed to the shareholders or registered stock pledgees appearing in writing or electronically in the register of shareholders as of the end of March 31 of each year.

(Deleted.)

18

Current Articles of Incorporation	Proposed Amendments

Article 53. (Interim Dividends)

The Company may, by a resolution of the Board of Directors, distribute interim dividends provided for in Article 454, Paragraph 5 of the Law to the shareholders or registered stock pledgees appearing in writing or electronically in the register of shareholders as of the end of September 30 of each year.

(Deleted.)

(Newly established.)

Article 47. (Organizations that Decide Dividends from Surplus, Etc.)

The Company shall decide distribution of dividends from surplus and other matters provided for in each item of Article 459, Paragraph 1 of the Act, not by a resolution of a general meeting of shareholders, but by a resolution of the Board of Directors, unless otherwise provided for in laws or regulations.

(Newly established.)

Article 48. (Record Date for Distribution of Dividends from Surplus)

The record dates for distribution of dividends from surplus of the Company shall be March 31 and September 30 of each year (in these Articles of Incorporation, distribution of dividends from surplus made with the record date of September 30 of each year shall be referred to as “interim dividends”).

Article 54. (Prescription for Payment of Dividends) (Omitted.)	Article 49. (Prescription for Payment of Dividends) (No change.)

19

Proposal 3: Appointment of thirteen (13) Directors

Pursuant to the transformation from a Company with Board of Auditors into a Company with Committees, the term of office of nine (9) Directors and five (5) Corporate Auditors will expire at the closing of this ordinary general meeting of shareholders. Therefore, the Company proposes the appointment of thirteen (13) Directors.

The candidates for Directors are as follows:

Candidate No.	Name (Date of Birth)	Brief Personal Record, Status of Major Concurrent Office, and Title and Assignment in the Company		Number of Shares of Stock of the Company held
1	Yasuhiro Sato (April 15, 1952)	March 2003	Managing Director / Senior Corporate Officer of International Banking Unit of the former Mizuho Corporate Bank, Ltd.	34,580 Shares of Common Stock
		April 2004	Senior Managing Director / In charge of business promotion
		March 2006	Senior Managing Director, Member of the Board of Directors / Head of Corporate Banking Unit
		April 2007	Deputy President & Managing Director, Member of the Board of Directors / Chief Auditor
		April 2009	President & CEO, Member of the Board of Directors (until July 2013)
		June 2009	Member of the Board of Directors of the Company
		June 2011	Member of the Board of Directors of the former Mizuho Bank, Ltd.
		July 2013	President & Group CEO, Member of the Board of Directors of the Company (current)
		April 2014	President & CEO, Member of the Board of Directors of Mizuho Bank, Ltd. Member of the Board of Directors of Mizuho Bank, Ltd. (current)
Member of the Board of Directors of Mizuho Trust & Banking Co., Ltd. (current)
Member of the Board of Directors of Mizuho Securities Co., Ltd. (current)

(Status of Major Concurrent Office)

    Member of the Board of Directors of Mizuho Bank, Ltd.

    Member of the Board of Directors of Mizuho Trust & Banking Co., Ltd.

    Member of the Board of Directors of Mizuho Securities Co., Ltd.

(Reason for selecting him/her as a candidate for Director)

He is well-acquainted with the general business, and has abundant business experience, having been engaged in corporate planning, international business planning and business promotion, etc., as a member of the Group since 1976. Moreover, he has abundant management experience as the Group CEO and President & CEO, Member of the Board of Directors of Mizuho Bank, Ltd. The Company has selected him as a candidate for Director based on the role delegated to him as the head executive director and because the utilization, as a member of the Board of Directors, of his experience and expert knowledge is expected to strengthen the effectiveness of both the decision-making and supervisory functions of the Board of Directors.

20

Candidate No.	Name (Date of Birth)	Brief Personal Record, Status of Major Concurrent Office, and Title and Assignment in the Company		Number of Shares of Stock of the Company held
2	Yasunori Tsujita (June 28, 1956)	April 2009	Managing Director / General Manager of Personal Marketing Division of the former Mizuho Bank, Ltd.	304,200 Shares of Common Stock
		April 2011	Senior Managing Director / General Manager of Personal Marketing Division
		June 2011	Senior Managing Director
April 2012

Senior Managing Director / In charge of Strategic Planning Group of the Company

Senior Managing Director / In charge of Strategic Planning Group of the former Mizuho Bank, Ltd.

Senior Managing Director / In charge of Strategic Planning Group of the former Mizuho Corporate Bank, Ltd.

April 2013

Deputy President & Managing Director / Head of Human Resources Group and Head of Internal Audit Group of the Company

Deputy President & Managing Director / Head of Human Resources Group of the former Mizuho Bank, Ltd. (until July 2013)

Deputy President & Managing Director / Head of Human Resources Group of the former Mizuho Corporate Bank, Ltd. (until July 2013)

Senior Managing Director / In charge of Human Resources Group of Mizuho Trust & Banking Co., Ltd. (until April 2014)

		June 2013	Senior Managing Director / In charge of Human Resources Group of Mizuho Securities Co., Ltd. (until April 2014)
		July 2013	Deputy President & Managing Director, Member of the Board of Directors / Head of Human Resources Group and Head of Internal Audit Group of the Company (until April 2014)
		September 2013	Deputy President & Managing Director / Head of Human Resources Group of Mizuho Bank, Ltd.
		November 2013	Deputy President & Managing Director / Head of Human Resources Group and Head of Compliance Group
April 2014

Deputy President & Managing Director, Member of the Board of Directors / Head of Human Resources Group and Head of Compliance Group

Deputy President & Managing Director, Member of the Board of Directors / Head of Internal Control (Risk Management, Human Resources and Compliance) and Head of Compliance Group of the Company (current)

Deputy President & Managing Director, Member of the Board of Directors / Head of Compliance Group of Mizuho Bank, Ltd. (current)

(Status of Major Concurrent Office) Deputy President & Managing Director, Member of the Board of Directors of Mizuho Bank, Ltd.

(Reason for selecting him/her as a candidate for Director)

He is well-acquainted with the general business, and has abundant business experience, having been engaged in human resources, business promotion, internal audit, etc., as a member of the Group since 1981. Moreover, he has abundant management experience as Deputy President, Member of the Board of Directors of the Company and Deputy President & Managing Director, Member of the Board of Directors of Mizuho Bank, Ltd. The Company has selected him as a candidate for Director based on the role delegated to him as the Head of Compliance Group of the Company and because the utilization, as a member of the Board of Directors, of his experience and expert knowledge is expected to strengthen the effectiveness of both the decision-making and supervisory functions of the Board of Directors.

21

Candidate No.	Name (Date of Birth)	Brief Personal Record, Status of Major Concurrent Office, and Title and Assignment in the Company		Number of Shares of Stock of the Company held
3	Ryusuke Aya (May 20, 1960)	November 2007	Joint General Manager of Sydney Branch of the former Mizuho Corporate Bank, Ltd.	89,480 Shares of Common Stock
		April 2010	General Manager of Risk Management Division
		April 2012	Managing Director / General Manager of Risk Management Division of the Company (until November 2013) Managing Director / General Manager of Risk Management Division of the former Mizuho Bank, Ltd.
		July 2013	Managing Director / General Manager of Risk Management Division of the former Mizuho Corporate Bank, Ltd.
November 2013

Managing Director / General Manager of Risk Management Division of Mizuho Bank, Ltd.

Senior Managing Director / Head of Risk Management Group of the Company (current)

Senior Managing Director / Head of Risk Management Group of Mizuho Bank, Ltd.

April 2014

Senior Managing Director / In charge of Risk Management Group of Mizuho Trust & Banking Co., Ltd.

Senior Managing Director / In charge of Risk Management Group of Mizuho Securities Co., Ltd.

Senior Managing Director, Member of the Board of Directors / Head of Risk Management Group of Mizuho Bank, Ltd. (current)

(Status of Major Concurrent Office) Senior Managing Director, Member of the Board of Directors of Mizuho Bank, Ltd.

(Reason for selecting him/her as a candidate for Director)

He is well-acquainted with the general business, and has abundant business experience, having been engaged in risk management, business promotion, etc. as a member of the Group since 1984. The Company has selected him as a candidate for Director based on the role delegated to him as the Head of Risk Management Group and because the utilization, as a member of the Board of Directors, of his experience and expert knowledge is expected to strengthen the effectiveness of both the decision-making and supervisory functions of the Board of Directors.

22

Candidate No.	Name (Date of Birth)	Brief Personal Record, Status of Major Concurrent Office, and Title and Assignment in the Company		Number of Shares of Stock of the Company held
4	Junichi Shinbo (May 21, 1961)	April 2009	General Manager of Global Alternative Investment Division of the former Mizuho Corporate Bank, Ltd.	118,240 Shares of Common Stock
		April 2010	General Manager of Asset Management Coordination Division of the former Mizuho Corporate Bank, Ltd.
April 2012

Managing Director / General Manager of Portfolio Management Division of the Company (until April 2014)

Managing Director / General Manager of Portfolio Management Division of the former Mizuho Bank, Ltd.

Managing Director / General Manager of Portfolio Management Division of the former Mizuho Corporate Bank, Ltd.

		July 2013	Managing Director / General Manager of Portfolio Management Division of Mizuho Bank, Ltd.
April 2014

Senior Managing Director / Head of Financial Control & Accounting Group of the Company (current)

Senior Managing Director, Member of the Board of Directors / Head of Financial Control & Accounting Group of Mizuho Bank, Ltd. (current)

President & CEO of Mizuho Financial Strategy, Co., Ltd. (current)

(Status of Major Concurrent Office) Senior Managing Director, Member of the Board of Directors of Mizuho Bank, Ltd. President & CEO of Mizuho Financial Strategy, Co., Ltd.

(Reason for selecting him/her as a candidate for Director)

He is well-acquainted with the general business, and has abundant business experience, having been engaged in portfolio management, markets business, etc., as a member of the Group since 1984. The Company has selected him as a candidate for Director based on the role delegated to him as the Head of Financial Control & Accounting Group and because the utilization, as a member of the Board of Directors, of his experience and expert knowledge is expected to strengthen the effectiveness of both the decision-making and supervisory functions of the Board of Directors.

23

Candidate No.	Name (Date of Birth)	Brief Personal Record, Status of Major Concurrent Office, and Title and Assignment in the Company		Number of Shares of Stock of the Company held
5	Koji Fujiwara (June 29, 1961)	October 2007	Senior Manager of Corporate Planning Division of the former Mizuho Bank, Ltd. (General Manager of Office of Chairman, Japanese Bankers Association)	34,000 Shares of Common Stock
		July 2009	Senior Manager of Investor Relations Division of the Company
		April 2010	General Manager of Investor Relations Division
		April 2012	Managing Director / General Manager of Investor Relations Division
		April 2014	Senior Managing Director / Head of Strategic Planning Group (current) Senior Managing Director, Member of the Board of Directors / Head of Strategic Planning Group of Mizuho Bank, Ltd. (current)
(Status of Major Concurrent Office) Senior Managing Director, Member of the Board of Directors of Mizuho Bank, Ltd.

(Reason for selecting him/her as a candidate for Director)

He is well-acquainted with the general business, and has abundant business experience, having been engaged in corporate planning, investor relations, etc., as a member of the Group since 1985. The Company has selected him as a candidate for Director based on the role delegated to him as the Head of Strategic Planning Group and because the utilization, as a member of the Board of Directors, of his experience and expert knowledge is expected to strengthen the effectiveness of both the decision-making and supervisory functions of the Board of Directors.

24

Candidate No.	Name (Date of Birth)	Brief Personal Record, Status of Major Concurrent Office, and Title and Assignment in the Company		Number of Shares of Stock of the Company held
6	Hideyuki Takahashi (April 20, 1957)	April 2007	Managing Director / Senior Corporate Officer of Strategic Planning Group of the former Mizuho Corporate Bank, Ltd.	410,860 Shares of Common Stock
		April 2009	Senior Managing Director / Head of Global Portfolio Management Unit, Head of Financial Institutions & Public Sector Business Unit, Head of Global Alternative Investment Unit
		April 2010	Senior Managing Director / Chief Financial Officer and Chief Portfolio Management Officer
		April 2011	Senior Managing Director / Chief Financial Officer, Chief Portfolio Management Officer and Chief Information Officer
April 2012

Senior Managing Director / Head of Financial Control & Accounting Group of the Company

Senior Managing Director / Head of Financial Control & Accounting Group of the former Mizuho Bank, Ltd. (until April 2013)

Senior Managing Director / Head of Financial Control & Accounting Group of the former Mizuho Corporate Bank, Ltd. (until April 2013)

		June 2012	Senior Managing Director / In charge of Strategic Planning, Financial Control & Accounting Group of Mizuho Trust & Banking Co., Ltd. (until April 2014)
April 2013

President & CEO of Mizuho Financial Strategy Co., Ltd. (until April 2014)

Senior Managing Director, Member of the Board of Directors / Head of Financial Control & Accounting Group of the Company

Deputy President & Managing Director, Member of the Board of Directors / Head of Financial Control & Accounting Group of the Company (until April 2014)

Deputy President & Managing Director/ Head of Financial Control & Accounting Group of the former Mizuho Bank, Ltd.

		July 2013	Deputy President & Managing Director / Head of Financial Control & Accounting Group of the former Mizuho Corporate Bank, Ltd.
April 2014

Senior Managing Director / In charge of Financial Control & Accounting Group of Mizuho Securities Co., Ltd. (until April 2014)

Deputy President & Managing Director/ Head of Financial Control & Accounting Group of Mizuho Bank, Ltd.

Member of the Board of Directors of the Company (current)

(Status of Major Concurrent Office) Member of the Board of Directors of Mizuho Bank, Ltd.*

(Reason for selecting him/her as a candidate for Director)

He is well-acquainted with the general business, and has abundant business experience, had experience in financial planning, corporate planning, IT & systems, etc., as a member of the Group since 1980. Moreover, he has abundant management experience as Deputy President & Managing Director, Member of the Board of Directors of the Company. The Company has selected him as a candidate for Director because the utilization, as a member of the Board of Directors, of his experience and expert knowledge in his position as Director who does not concurrently serve as Executive Officer is expected to strengthen the effectiveness of both the decision-making and supervisory functions of the Board of Directors.

*	Mr. Takahashi is expected to be appointed as Member of the Board of Directors at the ordinary general meeting of shareholders of Mizuho Bank, Ltd. in June 2014.

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Candidate No.	Name (Date of Birth)	Brief Personal Record, Status of Major Concurrent Office, and Title and Assignment in the Company		Number of Shares of Stock of the Company held
7	Nobukatsu Funaki (March 30, 1959)	April 2005	General Manager of Accounting Division of the former Mizuho Corporate Bank, Ltd.	4,100 Shares of Common Stock
		March 2010	Corporate Auditor (until June 2013)
		April 2013	Outside Corporate Auditor of Mizuho Securities Co., Ltd. (current)
		June 2013	Corporate Auditor of the Company (current)
(Status of Major Concurrent Office) Outside Corporate Auditor of Mizuho Securities Co., Ltd.

(Reason for selecting him/her as a candidate for Director)

He is well-acquainted with the general business, and has abundant business experience, having been engaged in accounting and business promotion, etc., as a member of the Group since 1981. Moreover, he has abundant auditing experience as a Corporate Auditor of the Company. The Company has selected him as a candidate for Director because the utilization, as a member of the Board of Directors, of his experience and expert knowledge in his position as Director who does not concurrently serve as Executive Officer is expected to strengthen the effectiveness of both the decision-making and supervisory functions of the Board of Directors.

26

Candidate No.	Name (Date of Birth)	Brief Personal Record, Status of Major Concurrent Office, and Title and Assignment in the Company		Number of Shares of Stock of the Company held
8	Akihiko Nomiyama (June 15, 1934)	April 1957	Joined Nippon Mining Co., Ltd.	27,600 Shares of Common Stock
		June 1984	Director
		June 1989	Managing Director
		December 1992	Managing Director of Nikko Kyodo Co., Ltd.
		December 1993	Managing Director of Japan Energy Corporation
		June 1994	Senior Managing Director
		June 1996	President and CEO (Representative Director)
		June 2000	Chairman, President and CEO (Representative Director)
		April 2002	Chairman and CEO (Representative Director)
		September 2002	President and CEO (Representative Director) of NIPPON MINING HOLDINGS, INC.
		June 2003	Chairman (Representative Director)
		June 2006	Special Advisor
		June 2007	Outside Director, Member of the Board of Directors of the Company (current)
		July 2010	Honorary Executive Consultant of JX Holdings, Inc. (current)
(Status of Major Concurrent Office) Honorary Executive Consultant of JX Holdings, Inc.

(Reason for selecting him/her as a candidate for Outside Director, etc.)

He has served as President and CEO (Representative Director) and Chairman (Representative Director) of NIPPON MINING HOLDINGS, INC. The Company proposes to appoint him as an Outside Director based on its conclusion that he will be able to significantly contribute to strengthening the effectiveness of both the decision-making and supervisory functions of the Company’s Board of Directors from a perspective independent from that of the management, leveraging his extensive experience and deep insight as a top executive.

Seven (7) years will have passed since his assumption of office as an Outside Director of the Company at the closing of this ordinary general meeting of shareholders.

He attended twenty-two (22) out of a total of twenty-five (25) Board of Directors Meetings held during the fiscal year ended March 31, 2014.

(His/Her independence)

He satisfies the “Independence Standards of Outside Directors of MHFG” established by the Company.

The business relationship, etc. between NIPPON MINING HOLDINGS, INC. (currently, JX Holdings, Inc.), where he performed an executive role, and the Group does not affect his independence, for reasons including that (i) (a) the percentage of sales gained through the business with the Group of the consolidated net sales of JX Holdings, Inc., and (b) the percentage of gross profits gained through the business with group companies of JX Holdings, Inc. of the consolidated gross profits of the Company, are less than 1%, respectively, and that (ii) seven (7) or more years have passed since he performed an executive role at NIPPON MINING HOLDINGS, INC.

27

Candidate No.	Name (Date of Birth)	Brief Personal Record, Status of Major Concurrent Office, and Title and Assignment in the Company		Number of Shares of Stock of the Company held
9	Mitsuo Ohashi (January 18, 1936)	March 1959	Joined Mitsui Bank, Ltd.	0 Shares of Common Stock
		December 1961	Joined Showa Denko K.K.
		May 1988	General Manager of Corporate Planning Division
		March 1989	Director / General Manager of Corporate Planning Division
		March 1993	Managing Director
		March 1995	Senior Managing Director
		March 1997	President and Chief Executive Officer
		January 2005	Representative Director and Chairman of the Board of Directors
		June 2005	Outside Director, Member of the Board of Directors of the Company (current)
		March 2007	Director and Chairman of the Board of Directors of Showa Denko K.K.
		March 2010	Senior Advisor
		March 2014	Senior Counselor (current)
(Status of Major Concurrent Office) Senior Counselor of Showa Denko K.K. Outside Director of Chugai Pharmaceutical Co., Ltd. External Statutory Auditor of Fukoku Mutual Life Insurance Company

(Reason for selecting him/her as a candidate for Outside Director, etc.)

He has served as President and Chief Executive Officer; and Representative Director and Chairman of the Board of Directors of Showa Denko K.K. The Company proposes to appoint him as an Outside Director based on its conclusion that he will be able to significantly contribute to strengthening the effectiveness of both the decision-making and supervisory functions of the Company’s Board of Directors from a perspective independent from that of the management, leveraging his extensive experience and deep insight as a top executive.

Nine (9) years will have passed since his assumption of office as an Outside Director of the Company at the closing of this ordinary general meeting of shareholders.

He attended twenty-four (24) out of a total of twenty-five (25) Board of Directors Meetings held during the fiscal year ended March 31, 2014.

(His/Her independence)

He satisfies the “Independence Standards of Outside Directors of MHFG” established by the Company.

The business relationship, etc. between Showa Denko K.K., where he performed an executive role, and the Group does not affect his independence, for reasons including that (i) (a) the percentage of sales gained through the business with the Group of the consolidated net sales of Showa Denko K.K., and (b) the percentage of gross profits gained through the business with group companies of Showa Denko K.K. of the consolidated gross profits of the Company, are less than 1%, respectively, and that (ii) seven (7) or more years have passed since he performed an executive role at Showa Denko K.K.

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Candidate No.	Name (Date of Birth)	Brief Personal Record, Status of Major Concurrent Office, and Title and Assignment in the Company		Number of Shares of Stock of the Company held
10	Takashi Kawamura (December 19, 1939)	April 1962	Joined Hitachi, Ltd.	130,000 Shares of Common Stock
		June 1995	Director
		June 1997	Executive Managing Director
		April 1999	Executive Vice President and Representative Director
		April 2003	Director (until June 2007)
		June 2003	Chairman of the Board and Representative Executive Officer, Hitachi Software Engineering Co., Ltd.
		June 2005	Chairman of the Board, Hitachi Plant Engineering & Construction Co., Ltd. (until June 2009)
		June 2006	Chairman of the Board, Hitachi Software Engineering Co., Ltd. (until June 2007)
		June 2007	Chairman of the Board, Hitachi Maxell, Ltd. (until June 2009)
		April 2009	Representative Executive Officer, Chairman, President and Chief Executive Officer, Hitachi, Ltd.
		June 2009	Representative Executive Officer, Chairman, President and Chief Executive Officer and Director, Hitachi, Ltd.
		April 2010	Representative Executive Officer, Chairman and Director, Hitachi, Ltd.
		April 2011 April 2014	Chairman of the Board, Hitachi, Ltd. Director, Hitachi, Ltd. (current)*
(Status of Major Concurrent Office) Director of Hitachi, Ltd.*

(Reason for selecting him/her as a candidate for Outside Director)

He has served as Representative Executive Officer, Chairman, President and Chief Executive Officer and Director; Representative Executive Officer, Chairman and Director; and Chairman of the Board of Hitachi, Ltd. During that time, he explored how to implement corporate governance in line with global standards and spearheaded bold management reform and governance reform. The Company proposes to appoint him as an Outside Director based on its conclusion that he will be able to significantly contribute to (i) strengthening the effectiveness of both the decision-making and supervisory functions of the Company’s Board of Directors, and (ii) the Company’s effort to enhance corporate governance, from a perspective independent from that of the management, leveraging his extensive experience and deep insight.

(His/Her independence)

He satisfies the “Independence Standards of Outside Directors of MHFG” established by the Company.

The business relationship, etc. between Hitachi, Ltd., where he performed an executive role, and the Group does not affect his independence, for reasons including that (i) (a) the percentage of sales gained through the business with the Group of the consolidated net sales of Hitachi, Ltd., and (b) the percentage of gross profits gained through the business with group companies of Hitachi, Ltd. of the consolidated gross profits of the Company, are less than 1%, respectively, and that (ii) three (3) or more years have passed since he performed an executive role at Hitachi, Ltd.

*	Mr. Kawamura is expected to retire as Director at the ordinary general meeting of shareholders of Hitachi, Ltd. in June 2014 and to be appointed as Advisor of Hitachi, Ltd.

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Candidate No.	Name (Date of Birth)	Brief Personal Record, Status of Major Concurrent Office, and Title and Assignment in the Company		Number of Shares of Stock of the Company held
11	Tatsuo Kainaka (January 2, 1940)	April 1966	Appointed as Public Prosecutor	0 Shares of Common Stock
		January 2002	Superintending Prosecutor of the Tokyo High Public Prosecutors Office
		October 2002	Justice of the Supreme Court
		March 2010	Admitted to the Tokyo Bar Association
		April 2010	Joined Takusyou Sogo Law Office (current)
		January 2011	President of the Life Insurance Policyholders
		November 2013	Protection Corporation of Japan (current) Outside Director, Member of the Board of Directors of Mizuho Bank, Ltd. (current) *

(Status of Major Concurrent Office)

    Attorney-at-law at Takusyou Sogo Law Office

    President of the Life Insurance Policyholders Protection Corporation of Japan

    External Director of Japan Airlines Co., Ltd.

    Corporate Auditor (External) of Oriental Land Co., Ltd.

(Reason for selecting him/her as a candidate for Outside Director)

He has served in positions such as Superintending Prosecutor of the Tokyo High Public Prosecutors Office and Justice of the Supreme Court, and he is currently active as an attorney-at-law. The Company proposes to appoint him as an Outside Director based on its conclusion that he will be able to significantly contribute to (i) strengthening the effectiveness of both the decision-making and supervisory functions of the Company’s Board of Directors, and (ii) the further enhancement of the corporate governance, compliance system and risk management system of the Company, from a perspective independent from that of the management, leveraging his extensive experience and high level of expertise.

Although he has not previously been engaged in management of a company other than in his career as an Outside Director and Outside Corporate Auditor, the Company believes he will fulfill the duties of an Outside Director of the Company appropriately due to the reasons stated above.

(His/Her independence)

He satisfies the “Independence Standards of Outside Directors of MHFG” established by the Company.

The relationship between him, as an attorney-at-law, and the Group does not affect his independence, for reasons including that he has not received greater than or equal to JPY 10 million per year on a three-year average from the Group other than the compensation as an Outside Director of Mizuho Bank.

*	Mr. Kainaka is expected to retire as Member of the Board of Directors at the ordinary general meeting of shareholders of Mizuho Bank, Ltd. in June 2014.

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Candidate No.	Name (Date of Birth)	Brief Personal Record, Status of Major Concurrent Office, and Title and Assignment in the Company		Number of Shares of Stock of the Company held
12	Kanemitsu Anraku (April 21, 1941)	April 1964	Joined Nissan Motor Co., Ltd.	7,000 Shares of Common Stock
		June 1993	Director
		June 1997	Managing Director
		May 1999	Executive Vice President (Representative Director)
		April 2000	Vice Chairman (Member of the Board of Directors)
		June 2000	Vice Chairman
		April 2002	President (Representative Director) of Nissan
		June 2005	Real Estate Development Corporation
		July 2006	Counselor
		June 2007	Counselor of Nissan Network Holdings Co., Ltd.
Outside Director, Member of the Board of Directors of the Company (current)
(Status of Major Concurrent Office) Outside Director of Sony Corporation (Member of the Audit Committee)

(Reason for selecting him/her as a candidate for Outside Director, etc.)

He has served in positions such as Executive Vice President (Representative Director) of Nissan Motor Co., Ltd., etc. The Company proposes to appoint him as an Outside Director based on its conclusion that he will be able to significantly contribute to strengthening the effectiveness of both the decision-making and supervisory functions of the Company’s Board of Directors from a perspective independent from that of the management, leveraging his extensive experience and deep insight as a top executive.

Seven (7) years will have passed since his assumption of office as an Outside Director of the Company at the closing of this ordinary general meeting of shareholders.

He attended all of the twenty-five (25) Board of Directors Meetings held during the fiscal year ended March 31, 2014.

(His/Her independence)

He satisfies the “Independence Standards of Outside Directors of MHFG” established by the Company.

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Candidate No.	Name (Date of Birth)	Brief Personal Record, Status of Major Concurrent Office, and Title and Assignment in the Company		Number of Shares of Stock of the Company held
13	Hiroko Ota (February 2, 1954)	April 1996	Associate Professor, the Graduate School of Policy Science, Saitama University	5,000 Shares of Common Stock
		October 1997	Associate Professor, National Graduate Institute for Policy Studies
		April 2001	Professor, National Graduate Institute for Policy Studies
		April 2002	Director for Economic Research, Cabinet Office
		March 2003	Deputy Director General for Economic Research, Cabinet Office
		April 2004	Director General for Economic Research, Cabinet Office
		August 2005	Professor, National Graduate Institute for Policy Studies
		September 2006	Minister of State for Economic and Fiscal Policy
		August 2008	Professor, National Graduate Institute for Policy Studies (current)
		April 2009	Vice-President, National Graduate Institute for Policy Studies (until March 2011)

(Status of Major Concurrent Office) Professor of National Graduate Institute for Policy Studies Outside Director of JX Holdings, Inc. Outside Director of Panasonic Corporation

(Reason for selecting him/her as a candidate for Outside Director)

She has served in positions such as Professor of the National Graduate Institute for Policy Studies and Minister of State for Economic and Fiscal Policy of the Cabinet Office. She currently teaches at the National Graduate Institute for Policy Studies and is in charge of important posts such as Deputy President of the Council for Regulatory Reform of the Cabinet Office and a member of the Government Tax Commission. The Company proposes to appoint her as an Outside Director based on its conclusion that she will be able to significantly contribute to strengthening the effectiveness of both the decision-making and supervisory functions of the Company’s Board of Directors from a perspective independent from that of the management, leveraging her extensive experience and deep insight, which includes, among other things, the ability to see things from macro perspective (e.g., from a public policy and economic policy perspective) and a high level of awareness of the problems that must be resolved for the revival of the Japanese economy.

Although she has not previously been engaged in management of a company other than in her career as an Outside Director, the Company believes she will fulfill the duties of an Outside Director of the Company appropriately due to the reasons stated above.

(His/Her independence)

She satisfies the “Independence Standards of Outside Directors of MHFG” established by the Company.

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(Notes)	1.	Six (6) candidates among the above, Mr. Akihiko Nomiyama, Mr. Mitsuo Ohashi, Mr. Takashi Kawamura, Mr. Tatsuo Kainaka, Mr. Kanemitsu Anraku and Ms. Hiroko Ota are “candidates for outside directors” as provided for in Article 2, Paragraph 3, Item 7 of the Enforcement Regulations of the Companies Act.

	2.

Liability Limitation Agreement with Outside Directors

Pursuant to the provisions of Article 427, Paragraph 1 of the Companies Act, the Company has entered into liability limitation agreements with three (3) candidates for Outside Director, Messrs. Akihiko Nomiyama, Mitsuo Ohashi and Kanemitsu Anraku, which limit the liability provided for in Article 423, Paragraph 1 of the Companies Act to the greater of either (i) JPY 20 million or (ii) the amount prescribed by laws and regulations, provided that such Outside Director acts bona fide and without gross negligence in performing his duty. The Company is expected to enter into similar liability limitation agreements with three (3) other candidates for Outside Director, Mr. Takashi Kawamura, Mr. Tasuo Kainaka and Ms. Hiroko Ota.

	3.	Messrs. Akihiko Nomiyama and Kanemitsu Anraku are “independent directors/auditors” required by the Tokyo Stock Exchange, Inc.

	4.	The former Mizuho Bank, Ltd. and the former Mizuho Corporate Bank, Ltd. conducted a merger on July 1, 2013, whereby the former Mizuho Corporate Bank, Ltd. was the surviving company in an absorption-type merger, and the former Mizuho Corporate Bank, Ltd. changed its trade name to Mizuho Bank, Ltd.

	5.

If this proposal is adopted, the Company expects the designation of the Chairman and the Deputy Chairman of the Board of Directors, and designation of committee members and the Chairman of each committee to be as follows:

Chairman of the Board of Directors: Hiroko Ota

Deputy Chairman of the Board of Directors: Hideyuki Takahashi

Nominating Committee members: Mitsuo Ohashi (Chairman), Takashi Kawamura, Tatsuo Kainaka and Hiroko Ota

Compensation Committee members: Tatsuo Kainaka (Chairman), Akihiko Nomiyama, Takashi Kawamura and Kanemitsu Anraku

Audit Committee members: Hideyuki Takahashi (Chairman), Akihiko Nomiyama, Tatsuo Kainaka, Kanemitsu Anraku and Nobukatsu Funaki

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<Reference> Overview of Independence Standards of Outside Directors of MHFG

1.	An outside director shall not be an executive director, an executive officer, a managing director, or an employee (“a person performing an executive role”) of the Company or its current subsidiaries nor has previously been a person performing an executive role nor shall be a director, a corporate auditor, an audit counselor, an executive officer, a managing director or an employee of a company for which the Company is a principal shareholder.

2.	(1) An outside director shall not be a person or its parent company or material subsidiaries to whom the Company or its core subsidiaries are principal business counterparties nor a person performing an executive role thereof in the event that the foregoing is a company or has been such a person thereof within the past three years.

(2) An outside director shall not be a person or its parent company or material subsidiaries that is a principal business counterparty of the Company or its core subsidiaries nor a person performing an executive role thereof in the event that the foregoing is a company or has been such a person thereof within the past three years.

3.	An outside director shall not be a person performing an executive role of an entity that receives donations, etc., the total amount of which exceeds a specific amount (greater amount of either the three-year average of JPY 10 million per year or 30% of the average annual total expenses) from the Company or its core subsidiaries.

4.	An outside director shall not be an officer, such as a director, etc., of a company or its parent company or subsidiaries to which directors are transferred from the Company or its subsidiaries.

5.	An outside director shall not currently be an accounting auditor or an employee, etc., of such accounting auditor of the Company or its subsidiaries nor has been in charge of the audit of the Company or its current subsidiaries as an employee, etc., thereof for the most recent three years.

6.	An outside director that is a lawyer or a consultant, etc., shall not receive greater than or equal to JPY 10 million per year on a three-year average from the Company or its core subsidiaries other than compensation for officers nor shall be an employee, etc., of an advisory firm such as a law firm, to whom the Company or its core subsidiaries are principal business counterparties.

7.	An outside director shall not be a close relative of the directors, executive officers, managing directors or “Sanyo” (the highest rank for a non-executive employee), Advisor, Executive Advisor or others that are employees etc. who have a rank similar to an officer (“Person Equivalent to an Officer”; the same applies hereinafter) of the Company or its current subsidiaries nor close relatives of such directors, executive officers, managing directors or Person Equivalent to an Officer, within the past five years nor its close relative shall satisfy similar standards set forth in the latter part of 1 and in 2, 3, 5 and 6 above.

8.	An outside director shall not be a person who is likely to give rise to consistent substantive conflicts of interest in relation to general shareholders other than for the reasons considered above.

9.	Even in the event that a person does not satisfy items 2 through 7 set forth above, the Company may appoint as its outside director a person who it believes to be suitable for the position of an outside director with sufficient independence in consideration of such person’s character and insight, provided that it externally provides an explanation as to why it believes such person qualifies as an outside director with sufficient independence.

*	“Core subsidiaries” of the Company indicate Mizuho Bank Co., Ltd., Mizuho Trust & Banking Co., Ltd., and Mizuho Securities Co., Ltd.

*	“Principal business counterparties” are determined based on a standard of greater than or equal to 1% of the consolidated annual total sales (consolidated annual gross profits for the Company) of each of the three fiscal years including the most recent fiscal year.

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<Shareholders’ Proposals (Proposals 4 through 12)>

Proposals 4 through 12 have been submitted by shareholders. Proposals 4 through 11 have been submitted by one (1) shareholder and two (2) other shareholders have submitted proposals that are identical to Proposals 5 through 7 and another shareholder has submitted proposals that are identical to the remaining proposals. Consequently, Proposals 4 through 11 are joint proposals.

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Proposal 4: Partial amendment to the Articles of Incorporation (Preparation of an evaluation report in an appropriate manner)

1.	Details of Proposal

It is proposed that the following provision be added to the Articles of Incorporation:

The Company shall instruct the subsidiaries and affiliates, such as banks, securities companies and consulting companies, that the Company administers (the “Subsidiaries”), in the event that any of the Subsidiaries is requested in the course of its business to prepare an evaluation report on enterprise value, to ensure that such evaluation report on enterprise value is appropriately prepared.

2.	Reasons for Proposal

In 2006, when a TOB against Kanebo at a price that was too low and a transfer of business were conducted, and the general shareholders were squeezed out, what the consortium of investment funds used as a basis for determining the price was the evaluation report on enterprise value prepared by Mizuho Securities Co., Ltd. (“MHSC”). MHSC had evaluated Kanebo’s share price, which the court subsequently determined to have a value of JPY 360, to be JPY 162 per share, which was even lower than JPY 277 (after consideration of the consolidation), the lowest share price of Kanebo since the end of the war, and the consortium of investment funds squeezed out the general shareholders with this low price based on the evaluation. In the evaluation report for the transfer of business, MHSC lowered the calculated price by going as far as to manipulate the debt to equity ratio to be negative 15%, which is logically impossible.

MHSC held 90,000 of Kanebo’s shares as of April 2006 and had an interest in Kanebo, and therefore, a situation in which the fee paid to MHSC for the preparation of the evaluation report could have been suspected to practically be an amount to indemnify the losses that had occurred. In the event that MHSC prepares such evaluation reports without due consideration in the future, MHSC and the Company, its parent company, are likely to be exposed to compensation claims for damages. Therefore, the Company should avoid such risk.

•	Opinion of the Board of Directors of the Company

The Board of Directors of the Company opposes this proposal.

When the subsidiaries of group companies of MHFG, such as securities companies, etc., evaluate enterprise value, they do so based on a thorough and objective examination of the economic environment, social situation, and industry trends surrounding the corporation, the specificity of the corporation with respect to its management and technologies, etc., and other similar criteria, rather than on an across-the-board standards.

There is a certain range with respect to the evaluation or calculation results for share prices due to, among other factors, the methods and figures to be used, and prices other than those determined by court are not necessarily calculated unfairly. In addition, the evaluation or calculation of share prices is conducted under an appropriate internal control system, and whether or not a specific company has an interest in a company subject to evaluation, such as the holding of shares of such company, etc., does not affect the evaluation of enterprise value.

Accordingly, the Board of Directors is of the opinion that it is unnecessary to newly add the proposed provision to the Articles of Incorporation.

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Proposal 5: Disposal of surplus

1.	Details of Proposal

It is proposed that, the Company pay the following dividends from the surplus at the end of this fiscal year.

1.	Type of Distributed Assets

Cash

2.	Matters related to Allotment of Distributed Assets and Aggregate Amount thereof

With respect to cash dividends on common stock at the end of this fiscal year, the Company shall make cash dividend payments of JPY 5 per share (the annual cash dividends including interim dividends amount to JPY 8 per share for this fiscal year).

With respect to cash dividends on the Eleventh Series Class XI Preferred Stock at the end of this fiscal year, the Company shall pay the prescribed dividend amount of JPY 10 per share. The aggregate amount of the distributed assets shall be the sum of the total amount of the dividends of each class of shares, which is obtained by multiplying the amount of each dividend per share by the total number of the issued and outstanding shares of such class of shares (excluding treasury stock) at the end of this fiscal year.

3.	Effective Date of Dividends from Surplus

The date of close of the 12th ordinary general meeting of shareholders of the Company

2.	Reasons for Proposal

The Company paid a total cash dividend of JPY 10 per share for the 7th fiscal year. However, the amount was decreased to JPY 8 per share for the 8th fiscal year; the amount was further decreased to JPY 6 per share for the 9th fiscal year; and the Company has paid JPY 6 per share therefor.

The Company’s forecast for the 12th fiscal year is JPY 6.5 per share (JPY 3 for interim dividend and JPY 3.5 at fiscal year-end), which is considerably lower than the level for the 7th fiscal year, and it does not quite reflect the Company’s performance.

In the 7th fiscal year, the Company’s performance took a negative turn as a result of the Lehman shock, and in the 6th fiscal year, the Company paid out dividends of JPY 10 per share of common stock (after adjustments for a share split). When we compare the Company’s performance in the 6th fiscal year with the 12th fiscal year forecasts, net profit for the 6th fiscal year was JPY 311.2 billion, EPS was JPY 25.3 and the dividends pay-out ratio was 39.4%. In comparison, the 12th fiscal year forecast for net profit is JPY 600 billion, EPS is JPY 24.5 and the dividends pay-out ratio will be 32.6%, if a cash dividend of JPY 8 per share is paid out. The capital ratio as of the end of the third quarter of the 12th fiscal year is 14.87% and the Common Equity Tier 1 capital ratio is 8.75%, which adequately meet the Basel III standards. Therefore, the proposers believe that the Company should pay out a little less than one third, at the least.

•	Opinion of the Board of Directors of the Company

The Board of Directors of the Company opposes this proposal.

The group has been implementing “disciplined capital management” as its basic policy by pursuing the optimal balance between “strengthening of stable capital base” and “steady returns to shareholders” and has conducted business by placing an emphasis on strengthening the capital base, while endeavoring to distribute stable dividends to the shareholders.

37

As a result, the Common Equity Tier 1 capital ratio (fully effective basis, including the Eleventh Series Class XI Preferred Stock) was 9.08% as of the end of fiscal year 2013 and the Board of Directors believes that the group has reached a certain capital level that can support the group’s future growth strategy. However, the Board of Directors also believes that it should determine the dividend level by considering the significant price fluctuation risk on Common Equity Tier 1 capital, such as securities, and the tightening of regulations around the world, among other things.

Accordingly, with regard to the disposal of surplus for the 12th fiscal year, the Board of Directors plans to make a cash dividend payment of JPY 3.5 per share (JPY 6.5 including interim dividend), revised upward by JPY 0.5 from its forecast at the beginning of the 12th fiscal year, as prescribed in Proposal 1, in line with the existing basic policy of providing steady returns to shareholders.

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Proposal 6: Partial amendment to the Articles of Incorporation (Statement of concurrent offices)

1.	Details of Proposal

It is proposed that the following provision be added to the Articles of Incorporation:

If a candidate for officer of the group concurrently serves as officer of another listed company, the company shall make every effort to state the fact under the “status of major concurrent office” of the convocation notice of the general meeting of shareholders, regardless of whether the position is of importance or not.

2.	Reasons for Proposal

At the general meeting of shareholders last year, the Company announced Mr. Kanemitsu Anraku as a candidate for officer. Although Mr. Anraku held a position as an outside director of Sony, “none” was stated with respect to Mr. Anraku under the “status of major concurrent office” of the convocation notice of the general meeting of shareholders. In comparison, in Sony’s convocation notice of the general meeting of shareholders, it was clearly stated, under the “brief personal record and status of major concurrent office,” that Mr. Anraku was a Director of the group.

When asked about this by a shareholder at the previous general meeting of shareholders, the Company is said to have responded that, “a statement was not made because it was not important.”

Sony may not be an important customer of the group; nevertheless, the position of a director of Sony is, based on common sense, an important one. In addition, in making a decision concerning the importance of such position, an arbitrary decision might be made, or the burden and responsibility on the office staff making such decision can become excessive. Accordingly, these issues should be avoided by making it a rule to state in the convocation notice of the general meeting of shareholders, whether the candidate for officer holds a position concurrently as officer of a listed company, regardless of the importance of the position.

•	Opinion of the Board of Directors of the Company

The Board of Directors of the Company opposes this proposal.

The Company has included statements concerning major concurrent offices in the reference materials for the ordinary general meetings of shareholders in accordance with laws and regulations. As for the importance of concurrent offices, since the Company has certain internal criteria therefor, there is no possibility of an arbitrary decision being made. In addition, from the perspective of disclosure of more appropriate information to shareholders, the Company has conducted thorough examinations of the criteria for statements in each case and has reconsidered such criteria when necessary. Therefore, the Board of Directors does not believe it is appropriate to add a provision that fixes the matters to be stated.

Accordingly, the Board of Directors is of the opinion that it is unnecessary to add the proposed provision to the Articles of Incorporation.

Please note that, taking into account, among other things, that the Company intends to transform itself into a Company with Committees, the reference materials for this ordinary general meeting of shareholders state the concurrent office which Mr. Kanemitsu Anraku holds at Sony Corporation, in accordance with the Company’s intent to provide shareholders with more information than before, including information concerning the judgment as to the independence of the candidates for outside directors.

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Proposal 7: Partial amendment to the Articles of Incorporation (Exercise of voting rights of shares held for strategic reasons)

1.	Details of Proposal

It is proposed that the following provision be added to the Articles of Incorporation:

The Company shall instruct its subsidiaries that the Company administers, such as bank subsidiaries and securities companies subsidiaries, in exercising voting rights of shares held for strategic reasons, to exercise their voting rights appropriately by means such as seeking opinions from independent proxy advisers.

2.	Reasons for Proposal

The group holds equity portfolio of JPY 3.3 trillion or more on a consolidated basis and recognized Net Losses related to Stocks in the amount of JPY 400 billion or more in fiscal year 2008, thereby contributing to demands for large amounts of capital increases, which were conducted twice. Although the most basic point is to reduce the amount of its holding shares, with respect to continuous shareholding, risk management and value enhancement measures to avoid impairment of stock value are necessary. Nevertheless, actions lacking economic rationality, such as consistently opposing the shareholders’ proposals for dividend increases in Sanyo Engineering & Construction (a listed company on the second section of the Tokyo Stock Exchange, where a former employee of Mizuho Bank, Ltd. assumes a director office; management is handed down by hereditary succession), have continuously been taken in the course of exercising voting rights of shares held for strategic reasons. In the case where the group has dispatched an officer or employee to a company to serve as an officer of such company, as a result of personal considerations, voting rights are quite likely to be prevented from being exercised objectively and rationally. In such case, an implied conflict of interest arises between the officer or employee of our group and shareholders of such company. Therefore, enhancement of the equity portfolio value should be pursued through the rational exercise of voting rights of shares held for strategic reasons by means such as consulting proxy advisers for advice. At the general meeting of shareholders of the Company last year, this proposal received recommended approval of ISS, and was agreed to by the shareholders holding 28% of the voting shares.

•	Opinion of the Board of Directors of the Company

The Board of Directors of the Company opposes this proposal.

The decisions on the exercise of voting rights of shares held by the Company and its subsidiaries, etc., are made through a comprehensive determination based on a thorough and diverse examination from the viewpoint of whether the corporation that issues such shares has established an appropriate governance structure while complying with corporate ethics, and whether such corporation has made appropriate decisions leading to an increase in the long-term shareholder value, in addition to an examination of the short-term dividend pay-out ratio.

The Company and its subsidiaries will make continued efforts to ensure that voting rights are exercised appropriately.

Accordingly, the Board of Directors is of the opinion that it is unnecessary to add the proposed provision to the Articles of Incorporation.

40

Proposal 8: Amendment to the Articles of Incorporation (Prohibition of discrimination against foreigners)

1.	Details of Proposal

It is proposed that the following provision be added to the Articles of Incorporation:

The officers, employees and shareholders of the Company shall not discriminate against foreign investors by, among other things, referring to them as “vultures.”

2.	Reasons for Proposal

A deep-rooted prejudice exists in our country towards foreign investors, and hate speech, such as “vultures” are widely used. This not only goes against just and fair treatment but significantly impacts the governance of the country.

In the case of Seibu Holdings, the company had not responded to the repeated questions from shareholders concerning the accumulated losses of Seibu Holdings’ Hawaii business. However, when a foreign investor asked, at the general shareholders’ meeting held in June 2013, the foreign investor succeeded in obtaining an answer. Thus, it is a fact that the presence of foreign investors has heightened the level of corporate governance, and discrimination against foreign investors will lower the level of governance.

In addition, half of the market transactions of this country are conducted by foreign investors. Therefore, discrimination against them will result in lowering stock prices, among other things. The proposers believe that the Nikkei average will go up by at least JPY 1,000, if discrimination against foreign investors is eradicated and foreign investors are able to make investments without anxiety.

•	Opinion of the Board of Directors of the Company

The Board of Directors of the Company opposes this proposal.

The Company clearly indicates in its Disclosure Policy that “we place one of the highest management priorities on continuing to disclose information to our customers, shareholders, and investors both in and outside Japan in a fair, timely and appropriate manner, in order that they may form proper judgments and appraisals of the group.” As a matter of fact, not only does the Company prepare and disclose its financial statements in accordance with U.S. GAAP as required for a company listed on the New York Stock Exchange, the Company works to provide a wide variety of information in English, including its convocation notice of general meeting of shareholders and IR materials in English posted on the Company’s website. Furthermore, among other measures, the Company is actively involved in conducting meetings with investors abroad as well as those in Japan and makes efforts to ensure that the disclosure of information to, and opportunities to communicate with, foreign investors occur in a manner that is fair, timely and appropriate, similar to Japanese investors.

Accordingly, the Board of Directors is of the opinion that it is unnecessary to newly add the proposed provision to the Articles of Incorporation.

41

Proposal 9: Partial amendment to the Articles of Incorporation (Assignment of identification numbers)

1.	Details of Proposal

It is proposed that the following provision be added to the Articles of Incorporation:

Efforts shall be made to add the “my number” under on the “My Number Act” to each bank account that is opened after the effective date of the “Act on Use, etc., of a Number for the Identification of Specific Individuals in Administrative Procedures” (the “My Number Act”) which was passed in May 2013.

2.	Reasons for Proposal

The My Number Act was passed in May 2013 and will become effective in January 2016, but will not apply to bank accounts.

However, if that is the case, there will be a risk that accounts established with the group companies might be misused by welfare recipients for benefit fraud and tax fraud by people using assumed names, money laundering and bank-transfer scams.

Therefore, the group should aim to heighten its reputation by taking the initiative, prior to other banks, to apply the “my numbers” to bank accounts to prevent the accounts established with the group companies from being used for illegal purposes, including the above.

•	Opinion of the Board of Directors of the Company

The Board of Directors of the Company opposes this proposal.

Under the My Number Act passed in May 2013, the use of individual identification numbers (the my numbers) is limited to administrative affairs handled by administrative agencies, etc., to the extent necessary, including the areas of social security, taxation and natural disaster countermeasures, and use for any purposes other than the foregoing is not permitted by laws and regulations.

As the summary of issues prepared by the Government Tax Commission states that application of the my numbers to bank accounts for individuals should be discussed at an early stage, the Company is aware that practical issues will be discussed in the future. However, the Board of Directors is of the opinion that at the present time it is inappropriate to add the proposed provision to the Articles of Incorporation.

In addition, the group handles various types of research appropriately, such as customer account information inquiries made pursuant to laws, including the Public Assistance Act, in compliance with the purpose of such laws. Furthermore, at the time of opening accounts, the group strives for the prevention of any illegal use by strictly conducting confirmation procedures taken for each transaction, including identity verification, and confirmation of the purposes for opening accounts and other matters.

42

Proposal 10: Partial amendment to the Articles of Incorporation (Commitment to refrain from undermining shareholders or providing loans to anti-social elements)

1.	Details of Proposal

It is proposed that the following provision be added to the Articles of Incorporation:

The group shall not undermine shareholders or provide loans to anti-social elements.

2.	Reasons for Proposal

The proposers have made shareholders’ proposals concerning officer training twice, consecutively, in 2012 and 2013. Nevertheless, the group has consistently opposed the proposals.

However, when the loans made to anti-social elements were exposed in 2013, the solution that the group proposed to prevent recurrence was to strengthen officer training. Namely, on November 6, 2013, the group responded by stating that, “we will establish an independent compliance training topic for the executives regarding the elimination of anti-social elements. We will improve the awareness of executives by providing thorough information on the group’s policy related to the severance of relations with anti-social elements as well as social and law-enforcement trends.”

If strengthening officer training is in fact effective in severing relations with anti-social elements, the group should have strengthened officer training when it received the shareholders’ proposal. If it had done so, there was a good chance that the scandal could have been avoided. In conclusion, the scandal occurred as a result of undermining shareholders; therefore, the Company should correct this.

•	Opinion of the Board of Directors of the Company

The Board of Directors of the Company opposes this proposal.

The Company is committed to “an open form of management” that emphasizes proactive communication with shareholders. The “Mizuho Code of Conduct” provides for the group’s basic stance for meeting the expectations of shareholders and earning their trust.

In relation to the transactions with anti-social elements, the Company and Mizuho Bank, Ltd. received a business improvement order from the Japanese Financial Services Agency in the fiscal year ended March 31, 2013, concerning certain captive domestic loans. We would like to express, once again, our deepest and most sincere apologies to our valued customers, shareholders and other stakeholders for any concern or inconvenience this may have caused.

Taking the business improvement order into account, the Company has revised the said code and clarified the group’s approach toward severing any relations with anti-social elements completely. The said code was adopted by a resolution of the Board of Directors of the Company to be the basis at all times for a variety of managerial and operational decision-making, and it has also been adopted by each group company.

Accordingly, the Board of Directors is of the opinion that it is unnecessary to newly add the proposed provision to the Articles of Incorporation.

43

Proposal 11: Partial amendment to the Articles of Incorporation (Disclosure of exercise of voting rights by shareholders with fiduciary responsibility)

1.	Details of Proposal

It is proposed that the following provision be added to the Articles of Incorporation:

The Company shall make every effort to disclose, via its website, the results of the exercise of voting rights at the general meeting of shareholders of the Company by institutional investors serving as trustees of corporate pension plans.

2.	Reasons for Proposal

Although some discussions have started in Japan in regard to a Japanese version of the “stewardship code” and the “ERISA Act,” the current international trend is to impose more stringent fiduciary responsibilities on institutional investors. An institutional investor who manages retirement income, etc., shall, as a trustee, manage the funds with due care of a good manager, so that there will be no problem with the pension payments. However, many institutional investors still continue to vote for the reappointment of the management executives of companies such as Olympus, at which years of “window-dressing” was exposed, and HOYA, which has continued to give dubious answers to shareholders at the general meeting of shareholders. If an institutional investor, when exercising its voting rights, supports the Company’s proposals indiscriminately, it will not be able to maximize the value of the shares that it manages. The Company should promote the responsible exercise of voting rights by disclosing how such shareholders exercised their voting rights. In addition, by disclosing how the institutional shareholders cast their votes, it is hoped that such efforts will strengthen governance by shareholders and enhance the enterprise value of the Company.

•	Opinion of the Board of Directors of the Company

The Board of Directors of the Company opposes this proposal.

The Company understands that the Japanese version of the “stewardship code,” etc., is principally related to the behavioral guidelines for institutional investors, and believes it is inappropriate for the Company, which is the issuer of stock, to disclose the results of the exercise of voting rights by particular investors, from the perspective of information protection.

The results of the exercise of voting rights with respect to each proposal have been disclosed to the public via Company’s website without delay after the close of the general meeting of shareholders and the filing of an extraordinary report with the Kanto Local Finance Bureau. Therefore, currently, the Company’s disclosure of information is sufficient pursuant to laws and regulations.

Accordingly, the Board of Directors is of the opinion that it is unnecessary to add the proposed provision to the Articles of Incorporation.

44

Proposal 12: Partial amendment to the Articles of Incorporation (Prohibition of displaying fictitious orders and manipulating stock prices for Green Sheet issues, and disclosure of correct information)

1.	Outline of Proposal

It is proposed that the following provision be added to the Articles of Incorporation:

When the security company in the group handles Green Sheet issues, the security company shall not display fictitious orders or manipulate stock prices. The security company shall disclose correct information and maintain the fairness and transparency of the Green Sheet market.

2.	Reasons for Proposal

In the market of Green Sheet issues handled by Mizuho Securities Co., Ltd. (“MHSC”), fictitious orders are displayed in the order book with respect to the issue for which no order is actually placed, and such fictitious orders are causing false recognition by investors. A specific example is that: even when an order to sell 1,000 shares of T Chemical’s stock at the price of JPY 65 is displayed, the order to buy such stock at that price will never be executed because the orders displayed in the order book are fake and fictitious. If they are displayed by way of miseita (i.e., a means of market manipulation; a trading order with the intention of canceling immediately thereafter), since the fictitious orders placed without the intention to sell (or buy) at the time when counter orders are placed cause confusion among investors, they should not be displayed. In addition, buy orders at a price lower than the indicative price by just JPY 1, and sell orders at a price higher than the indicative price by just JPY 1, are voided by the fictitious orders by MHSC without being reflected in the order book. When customers place sell orders, MHSC directs the customers to place the orders at a price lower than the indicative price by JPY 1 to 2, and when customers place buy orders, MHSC directs the customers to place the orders at the price higher than the indicative price by JPY 1 to 2. These acts are stock price manipulation, and MHSC is doing as it pleases.

Since the market for Green Sheet issues is ‘black boxed,’ it is no wonder that the trading of Green Sheet issues are inactive; Green Sheet issues are still avoided by customers and evaluated unfairly low, and shareholders (customers) are sustaining damage. This proposal recommends that, if MHSC does not change its system, MHSC should withdraw from the Green Sheet market.

•	Opinion of the Board of Directors of the Company

The Board of Directors of the Company opposes this proposal.

With regard to Green Sheet issues handled by MHSC, once daily, MHSC discloses indicative prices and reports them to the Japan Securities Dealers Association appropriately pursuant to the said association’s rules. In addition, those indicative prices are disclosed on the said association’s website. Moreover, the indicative prices for Green Sheet issues, unlike those for securities listed on financial instruments exchanges, serve as reference prices for intended trades. Accordingly, actual trades are not necessarily executed at those prices.

In conducting trades, MHSC endeavors to execute clients’ orders under the best terms and conditions for the clients based on the clients’ intentions. In order to execute clients’ orders under the best terms and conditions, MHSC comprehensively considers not only the price, but also various other factors, including cost, speed, and certainty of the execution. However, stock price manipulation, as noted in the proposal, is not conducted.

Accordingly, the Board of Directors is of the opinion that it is unnecessary to add the proposed provision to the Articles of Incorporation.

[End of Document]

45

Access to the 12th Ordinary General Meeting of Shareholders Site

Place: Tokyo International Forum (Hall A)

    5-1, Marunouchi 3-chome, Chiyoda-ku, Tokyo

    Telephone: +81-3-5221-9000

The nearest stations:	JR Line	one-minute walk from Yurakucho Station

five-minute walk from Tokyo Station

(The underground concourse of the Tokyo International Forum, B1 level, is directly accessible from Tokyo Station, Keiyo Line, via the underground passageway.)

	Subway	The underground concourse of the Tokyo International Forum, B1 level, is directly accessible from Yurakucho Station, Yurakucho Line, via the underground passageway.

[Map]

Notice: No parking lot is reserved for attendees. We suggest the use of public transportation.

[Translation]

Voting Form

	Shareholder Number	Number of Exercisable Voting Rights
To: Mizuho Financial Group, Inc.		*** units

With respect to each proposal at the 12th Ordinary General Meeting of Shareholders of Mizuho Financial Group, Inc. to be held as of June 24, 2014 (including related meetings due to postponements or adjournments), I hereby exercise my voting rights as set forth in the form below (Approval or disapproval is indicated by circling “Approval” or “Disapproval.”)

June [                    ], 2014

Notice

1.	The Board of Directors of the Company opposes all of the Shareholders’ Proposals.

2.	With respect to Proposal 4 and those thereafter, please circle “Approval” if you approve the Shareholders’ Proposal, and please circle “Disapproval” if you approve the opinion of the Board of Directors of the Company.

3.	Due to a conflict between Proposals 1 and 5, please note that in the event of approving both, neither exercise of voting rights for such proposals shall be deemed to be valid.

Company’s Proposals				Shareholders’ Proposals
Proposal 1	Proposal 2	Proposal 3	(Excluding the candidates stated below)	Proposal 4	Proposal 5	Proposal 6	Proposal 7	Proposal 8	Proposal 9

Approval	Approval	Approval		Approval	Approval	Approval	Approval	Approval	Approval
Disapproval	Disapproval	Disapproval		Disapproval	Disapproval	Disapproval	Disapproval	Disapproval	Disapproval

Shareholders’ Proposals
				Proposal 10	Proposal 11	Proposal 12

				Approval	Approval	Approval
				Disapproval	Disapproval	Disapproval

In the event that your approval or disapproval of any proposal is not indicated on the form, company’s proposals shall be deemed to have been approved and shareholders’ proposals shall be deemed to have been disapproved, as the case may be.

Mizuho Financial Group, Inc.

FG – 012

•	If you exercise your voting rights twice, in writing and via the internet, we will only accept the exercise of your voting rights via the internet as effective.

•	If you exercise your voting rights more than once via the internet, we will only accept the last exercise of your voting rights as effective.

NOTICE

1.	If you attend the general meeting of shareholders, please submit this voting form without cutting off this portion to the reception at the entrance to the meeting place.

2.	If you are not able to attend the general meeting of shareholders, we request that you exercise your voting rights in one of the following ways.

(a)	Exercise of voting rights in writing

Please cut off this portion and return the left voting form to us so as to reach us no later than 5:00 p.m. on June 23, 2014 on which your approval or disapproval is indicated.

(b)	Exercise of voting rights by electromagnetic method (using the internet, etc.)

Please access the website indicated below for exercising voting rights and exercise your voting rights via the internet no later than 5:00 p.m. on June 23, 2014 following the directions on the screen.

3.	As to indicating your approval or disapproval of Proposal 3, if you express a different opinion with respect to any of the candidates, please enter the number of the candidate stated in the “Reference Materials for the Ordinary General Meeting of Shareholders” attached to the “Convocation Notice of the 12th Ordinary General Meeting of Shareholders.”

4.	Please clearly indicate your approval or disapproval by circling “Approval” or “Disapproval” under each proposal on the form with a black ball point pen.

[Website for exercising voting rights

http://www.it-soukai.com

Code for exercising voting rights

****************

Password

********]

Mizuho Financial Group, Inc.

[Translation]

(Securities Code: 8411)

(Materials Attached to the Notice of Convocation of the 12th Ordinary General Meeting of Shareholders)

Report for the 12th Fiscal Year

(from April 1, 2013 to March 31, 2014)

Mizuho Financial Group, Inc.

Materials Attached to the Notice of Convocation of the 12th Ordinary General Meeting of Shareholders

Business Report for the 12th Fiscal Year	Page

1. Matters Regarding the Current State of Mizuho Financial Group, Inc.

(1) Developments and Results of Operations, etc.	1

(2) Changes in Financial Conditions and Results of Operations (Consolidated Basis and Non-Consolidated Basis)	13

(3) Employees	14

(4) Principal Offices	15

(5) Capital Investment (Consolidated Basis)	16

(6) Principal Subsidiaries	17

(7) Major Borrowings	20

(8) Business Transfer, etc.	20

2. Matters Regarding Officers	21

3. Matters Regarding Outside Officers	32

4. Matters Regarding MHFG’s Shares	34

5. Matters Regarding Stock Acquisition Rights, etc. of MHFG	37

6. Matters Regarding Independent Auditor	39

7. Structure to Ensure Appropriate Conduct of Operations	40

Consolidated Financial Statements	43

(Consolidated Balance Sheet (As of March 31, 2014), Consolidated Statement of Income (for the fiscal year ended March 31, 2014) and Consolidated Statement of Changes In Net Assets (for the fiscal year ended March 31, 2014))

Non-Consolidated Financial Statements	46

(Non-Consolidated Balance Sheet (As of March 31, 2014), Non-Consolidated Statement of Income (for the fiscal year ended March 31, 2014) and Non-Consolidated Statement of Changes In Net Assets (for the fiscal year ended March 31, 2014))

Report of Independent Auditors on Consolidated Financial Statements	49

Report of Independent Auditors on Non-Consolidated Financial Statements	51

Audit Report	53

* * * * * *

(Reference)	55

Pursuant to laws and regulations, and the provision of Article 25 of the Articles of Incorporation, the materials listed below are disclosed through postings on the Company’s website (http://www.mizuho-fg.co.jp/ english/), and are therefore not included in this report:

(i) Notes to Consolidated Financial Statements (ii) Notes to Non-Consolidated Financial Statements

Accordingly, the Consolidated Financial Statements and the Non-Consolidated Financial Statements included in this report are part of the Consolidated Financial Statements and the Non-Consolidated Financial Statements that were subject to audit by the Independent Auditors for the purpose of the Reports of Independent Auditors, as well as audit by the Corporate Auditors for the purpose of the Audit Report.

(Materials Attached to the Notice of Convocation of the Ordinary General Meeting of Shareholders)

Business Report for the 12th Fiscal Year

(from April 1, 2013 to March 31, 2014)

1. Matters Regarding the Current State of the Mizuho Financial Group, Inc.

(1) Developments and Results of Operations, etc.

Financial and Economic Environment

Reviewing the economic environment over the fiscal year ended March 31, 2014, the global economy continued to recover gradually although weakness in the recovery is seen in some regions. As for the future direction of the economy, continued recovery is expected particularly in the major industrialized countries.

In the United States, there continues to be visible signs of recovery: production and employment improved in general, and consumption has been steady. As for the future direction of the economy, although the possible effects of the scaling back of monetary easing policy among other things should be noted, gradual recovery in the economy is expected to continue, together with the reduction of downward pressure on the fiscal front.

In Europe, the economies of the region are on a recovery trend, with continued steady recovery in the U.K. and improved business conditions of companies in the Euro area. Although it is expected that the economies of the region, led by exports and production, will continue to follow a track to recovery, the effect of the unstable situation in Ukraine, as well as the consequence of debt problems and a high unemployment rate, needs continued and careful observation.

In Asia, although China’s economy continues to expand in a stable manner, the growth rate is relatively low compared to recent historic levels. As for the future direction of the economy, a possible slowdown was recognized as the expansion rate of investment in manufacturing and real estate decreased mainly due to adjustment pressures on capital assets, such as due to excess capacity. The economies of the region as a whole were strong due to favorable results in exports with the continuing recovery in the major industrialized countries. On the other hand, regarding the economies of other emerging countries, there are concerns of momentum being lost for the time being due to the effects of tight monetary policies in some regions, including those regions outside Asia, against the backdrop of the depreciation of their currencies against other currencies and inflation concerns.

In Japan, the gradual economic recovery continued due to the improved export profitability following the depreciation of the yen against other currencies. Increased consumer spending was seen due to a last minute rise in demand before the raising of the consumption tax rate on April 1. As for the future direction of the economy, while the negative after-effects of the last minute rise in demand before the tax increase may temporarily act as a drag on economic growth, the Japanese economy can be expected to pick up in line with the gradual recovery of the global economy.

Main Businesses of the Group

The group companies of Mizuho Financial Group, Inc. (the “Group”) are composed of Mizuho Financial Group, Inc. (“MHFG”), 159 consolidated subsidiaries and 21 affiliates under the equity method. The Group provides banking business, trust business, securities business, and other financial services.

Developments and Results of Operations

The Company and Mizuho Bank, Ltd. (“MHBK”) received a business improvement order from the Japanese Financial Services Agency (the “FSA”) in the fiscal year ended March 31, 2013, concerning transactions with anti-social elements under a captive domestic loan scheme. We would like to express, once again, our deepest and most sincere apologies to our valued customers, shareholders and other stakeholders for any concern or inconvenience this may have caused. By implementing the improvement measures in the business improvement plan that we submitted to the FSA, we will endeavor to enhance legal compliance, among other things, within the Group. We intend to regain trust from our customers, shareholders and the wider society by continuing our efforts, and we will enhance our framework to eliminate anti-social elements and fulfill our responsibility to society.

During fiscal year 2013, the initial fiscal year of the medium-term business plan, “One MIZUHO New Frontier Plan — Stepping up to the Next Challenge —”, which is scheduled for three fiscal years, the Group pursued the unified strategies across the group-wide banking, trust banking and securities business areas and it steadily promoted the establishment of the advanced group management structure.

Specifically, by taking advantage of the strengths and competitiveness of being a comprehensive banking group that holds its own bank, trust bank and securities company, the Group has established a structure for each segment, redefined in a more detailed manner based on customer needs and has ensured the provision of appropriate business solutions corresponding to the needs of each customer. In addition, the Group has strengthened business promotion activities through cross-organizational development of the financial know-how and industry knowledge of the group companies and has simultaneously developed various financial services in a prompt manner through group wide collaboration in response to various customer needs. Moreover, in order to provide further enhanced, comprehensive financial services, the Group has promoted the establishment of joint branches that make use of banking, trust and securities functions. In July 2013, the former Mizuho Bank, Ltd. and the former Mizuho Corporate Bank, Ltd. merged, and MHBK was born. The two former banks had worked tirelessly since their inception in April 2002 to provide a service which comprehensively met the characteristics and needs of each of our customers, and MHBK has prepared a structure to respond to our customers’ varying needs more precisely and expeditiously than ever before by making optimal use of the strengths and advantages that the two banks cultivated.

[Business Strategy]

(Banking)

Under the unified strategies across the group-wide banking, trust banking and securities business areas, MHBK has provided the best financial products and services to meet the diverse needs of the customers of the Group.

For individual customers, MHBK has been making efforts to enhance the provision of products and services that are appropriate for the life stages and life events of each individual customer. Specifically, MHBK began offering “Mizuho Prime Age”, a reverse mortgage loan for elderly customers, where customers may obtain loans based on the asset value of their homes. In addition, to respond to the introduction of the Japanese Version of the Individual Savings Account (“NISA”), MHBK has endeavored to expand the lineup of investment trust products in order to meet customers’ various asset management needs. Also, MHBK has been making every effort to develop a selection of new insurance products to meet the needs of customers by collaborating with insurance companies. Additionally, MHBK has been making efforts to upgrade a variety of Internet and smartphone banking services, as well as expanding its ATM network by installing ATMs at train stations and commercial facilities. Meanwhile, the Group continued to strengthen its relationship with customers who are high-net-worth individuals, principally those who are business owners, from both the management and individual perspectives, in order to respond to all their needs, by creating a private banking service structure based on a collaboration among the banking, trust, and securities businesses.

For corporate customers, MHBK has contributed to resolving these customers’ management issues and enhancing their corporate value by providing optimum products solutions by utilizing the Group’s industry and business knowledge to respond to their increasingly diversified, sophisticated and globalized financial needs. In addition, strengthening the recognition that the smooth supply of funds is its role in society as a financial institution, MHBK has made efforts to strengthen its capabilities to respond quickly to the capital needs of its customers, according to the development stages of its customers’ businesses, so that it can offer certain solutions for a wide range of management issues (including the business/financial strategies of MHBK’s customers), such as business matching services (customer referral services), advisory services related to overseas business expansions and support for its customers’ initial public offerings. As for the syndicated loan business in Japan, MHBK has made efforts to utilize a wide range of measures, from routine funding to M&A finance, project finance and real estate finance, and has maintained its commanding presence in Japan. Also, in cooperation with other financial institutions and public corporations, MHBK has supplied risk capital to growth industries through, among other things, the establishment of Sixth Industry Fund for the Agriculture, Forestry and Fishing Sector, and use of funds established jointly by the public and private sectors.

With respect to overseas, MHBK has offered not only loan financing but also a range of other services, including advisory and cash management services, to precisely meet the needs of customers. Further, MHBK has provided business development support for the international development of its customers by coordinating the activities and services of both Mizuho branches and other offices around the world. In addition, MHBK has promoted the further expansion of its network. In Asia, MHBK established branches in Bangalore and Chennai in India, a representative office in Phnom Penh in Cambodia, and in China, the Hefei Branch, a subsidiary, and a sub-branch in the Shanghai Pilot Free Trade Zone. MHBK also established the Calgary Office (a sub-branch) in Canada, a representative office in Johannesburg in South Africa, which is the first office for MHBK on the African Continent, and Banco Mizuho do Brasil, a subsidiary in Brazil. MHBK has further strengthened its ability to provide various financial services by forming business alliances with institutions such as major overseas financial institutions and government-affiliated organizations and through collaboration between the banking and securities businesses.

(Trust Banking)

Under the unified strategies across the group-wide banking, trust banking and securities business areas, Mizuho Trust & Banking Co., Ltd. (“MHTB”) has provided services that meet the diverse needs of customers of the Group by utilizing its expertise in the trust business. In addition, MHTB has also strived to open new frontiers in the trust business through the development of new products and other initiatives.

For individual customers, MHTB has provided services such as asset management services (including money trusts), real estate services, will trust services and asset and business inheritance services. In April 2013, MHTB began to offer Educational Grant Trusts. In July 2013, all branches of Mizuho Securities Co., Ltd. (“MHSC”) (except for Planet Booths) became agents for the will-related business of MHTB. Through these measures, MHTB has accelerated initiatives only Mizuho can provide by taking advantage of the Group’s strengths. In addition, for business owners, etc., MHTB has provided services for their business as well as asset management services for both of their corporate and personal needs.

For corporate customers, MHTB has provided optimal solutions that cross over each of the product lines of the Group by fully utilizing its consulting functions, as well as its trust functions to provide with pension, real estate, asset securitization and stock transfer agency services, etc. In May 2013, MHTB began to offer trust arrangements for solar power projects, becoming the first Japanese trust bank to offer such arrangement.

(Securities)

Under the unified strategies across the group-wide banking, trust banking and securities business areas, MHSC has provided the most appropriate financial products and financial services that meet the diverse needs of customers of the Group.

For individual customers, MHSC has provided financial instruments including stocks, bonds and investment trusts, and services including the provision of investment information. Since the introduction of the Japanese Version of the Individual Savings Account (NISA), MHSC has endeavored to expand its lineup of investment trust products in order to meet customers’ various asset management needs.

For corporate customers, MHSC has provided optimal financial solutions for the business strategies of customers. As part of this approach, the “double-hat” structure, under which the corporate banking divisions of MHBK and the corporate coverage departments of MHSC work collaboratively, was expanded, in order to further strengthen and deepen the collaboration between MHBK and MHSC and to provide financial services by fully mobilizing the financial functions and industry knowledge that are possessed by Mizuho.

For institutional investors, MHSC has provided products that respond appropriately to the needs of customers and, at the same time, MHSC has transmitted information through means such as investment conferences and analyst reports.

Ever since the merger of MHSC and Mizuho Investors Securities Co., Ltd. (“MHIS”) in January 2013, MHSC has strived to promptly realize the synergistic effects of the merger through such measures as the provision of various products to an enlarged customer network and the consolidation of duplicate branches.

In addition to the foregoing business strategy, the Group has been constantly aware of its social responsibilities and the importance of its public mission as a financial institution with respect to the facilitation of financing and has appropriately responded to applications for new loans, changes in loan terms, etc., and at the same time, the Group has uniformly made efforts through the group companies to support management reform and business revitalization of customers including Small and Medium-size Enterprises (SMEs). With respect to the Guidelines for Personal Guarantee Provided by Business Owners announced on December 5, 2013 by the Study Group for the Guidelines for Personal Guarantee Provided by Business Owners, which is administratively supported by the Japan Chamber of Commerce and Industry and the Japanese Bankers Association, the Group has committed itself to act properly and in compliance with such Guidelines on the basis of a sufficient understanding of their purpose and details.

With regard to its internal control system, the Group established its internal controls in accordance with the Financial Instruments and Exchange Act. Moreover, as a New York Stock Exchange listed company, it established its financial disclosure system under U.S. GAAP and internal controls in accordance with the U.S. Sarbanes-Oxley Act. The Group has promoted customer protection by continuing to take concrete measures for customers who enter foreign exchange-related derivatives transactions with the Group.

With respect to CSR activities, the Group has promoted diverse activities, including, in particular, the activities implemented by means of its core business operations. As for environmental activities, in addition to the Group’s provision of support for infrastructure improvements that are focused on the renewable energy industry, MHBK has taken on the role of Chair of the Equator Principles Association (EPA) from May 1, 2014, as the first Asian bank appointed as the EPA Chair. The EPA is an association led by private financial institutions with a total membership of 78; it supports economic development by taking into account environmental and social considerations. MHBK, as the EPA Chair, is committed to contributing to the sustainable economic development of emerging markets in Asia and all around the world, taking into account environmental and social considerations. Moreover, the Group has continuously exerted its utmost efforts to support the recovery of the lives of disaster victims as well as industries and the economy in the disaster areas affected by the Great Eastern Japan Earthquake, and to support regional reconstruction, focusing on the disaster areas. Furthermore, the Group has continued its active support for financial education through donated lectures and courses at universities, lessons at elementary, junior high and high schools, and by providing students with workplace experience, etc.

With respect to brand strategy, Mizuho has adopted a brand slogan, “One MIZUHO: Building the future with you,” to indicate our commitment to become “The most trusted financial services group with a global presence and a broad customer base, contributing to the prosperity of the world, Asia, and Japan.” All Mizuho employees have been committed to realizing the ideas embodied in our brand slogan, and together the Group pledges to all of its stakeholders to help Mizuho achieve its vision for the future.

[Results of Operations for fiscal 2013]

The Group recorded the following consolidated figures (159 consolidated subsidiaries and 21 affiliates under the equity method) for fiscal 2013: Net Business Profits of JPY 744.2 billion; and Net Income of JPY 688.4 billion. Consolidated Net Income increased by JPY 127.8 billion on a year-on-year basis, which was a record high Consolidated Net Income since the establishment of Mizuho. Consolidated Net Business Profits decreased on a year-on-year basis with the falloff of Net Gains (Losses) related to Bonds. However, aggregate Gross Profits from Customer Groups for MHBK and MHTB on a non-consolidated basis increased mainly due to increases in domestic Non-interest income, as well as in income from overseas business, particularly in Asia. Consolidated Credit-related Costs were a reversal of JPY 112.8 billion. Consolidated Net Gains (Losses) related to Stocks substantially improved on a year-on-year basis, mainly due to a decrease in losses on impairment (devaluation) of stocks.

Consolidated Net Income of MHSC increased to JPY 51.2 billion, due in part to the increase in Net Operating Revenues, due to increases in equity brokerage commissions and commissions and fees related to investment trusts.

Results of operations (non-consolidated) for the major subsidiaries were as follows:

	(JPY billion)
Company Name	Ordinary Income (Operating Income)	Ordinary Profits	Net Income
Consolidated Results of MHFG	2,927.7	987.5	688.4
MHBK	2,163.1	731.0	530.2
MHTB	192.9	70.6	52.2
MHSC	279.0	54.3	60.1

* The former Mizuho Bank, Ltd. and the former Mizuho Corporate Bank, Ltd. conducted a merger on July 1, 2013, whereby the former Mizuho Corporate Bank, Ltd. was the surviving company, and a new bank (MHBK) was established. As for the above figures for MHBK, figures for the former Mizuho Bank, Ltd. for the first quarter are included.

Regarding financial condition, the Group’s consolidated total capital ratio, Tier 1 capital ratio and Common Equity Tier 1 capital ratio as of March 31, 2014 amounted to 14.35%, 11.35% and 8.79%, respectively.

The Group continues to perform “disciplined capital management” policy which maintains the optimal balance between “strengthening of stable capital base” and “steady returns to shareholders.”

Based on this policy, in consideration of our consolidated financial results, MHFG proposes to make cash dividend payments of JPY 3.50 per share on Common Stock (the annual cash dividends including interim dividends amount to JPY 6.50 per share for fiscal 2013) for the end of the fiscal 2013 as previously forecasted in Dividends Estimates in which MHFG increased the amount by JPY 0.50 from the amount forecasted at the beginning of fiscal 2013. MHFG also proposes to make cash dividend payments on Preferred Stock as prescribed. In consideration of the above dividend level, the Group believes that it has reached a certain capital level that can support the Group’s future growth strategy.

[Issues to be Addressed by the Group]

During the fiscal year 2013, the initial fiscal year of the medium-term business plan, the Group achieved the aforementioned results by, among other things, pursuing unified strategies across the group-wide banking, trust banking and securities business areas as well as establishing an advanced group management structure.

The medium-term business plan is a proactive plan aimed at launching the new Mizuho toward the “new frontier” of the next generation of finance, in response to structural and regulatory changes in the economy and society both in Japan and overseas. Through the implementation of this plan, the Group aims to become the most trusted financial services group with a global presence and a broad customer base, contributing to the prosperity of the world, Asia, and Japan.

The Group will continue the steady implementation of the medium-term business plan for the fiscal year 2014, the second fiscal year of the medium-term business plan. In addition, the Group will further accelerate the unified strategies across the group-wide banking, trust banking and securities business areas in order to further advance One MIZUHO and will strengthen its group governance and continuously promote actions for the establishment of a strong corporate culture in order to promote the development of foundations that support One MIZUHO.

[Medium-Term Business Plan for the Three Years from the Fiscal Year 2013 Named the “One MIZUHO New Frontier Plan — Stepping up to the Next Challenge —”]

The Group has developed five basic policies reflecting Mizuho’s vision for the Group’s future, the necessary elements for the new frontier of finance and the Group’s future direction based on an analysis of Mizuho’s current situation, and also, adding more detail to these five basic policies, we have developed ten basic strategies in terms of business strategy and management foundations, etc., as follows:

Mizuho’s Vision

The most trusted financial services group with a global presence and a broad customer base, contributing to the prosperity of the world, Asia, and Japan.

1.	The most trusted financial services group

2.	The best financial services provider

3.	The most cohesive financial services group

Five Basic Policies

1.	Further develop integrated strategies across the group for each customer segment to respond to the diverse needs of our customers.

2.	Contribute to sustainable development of the world and Japan by proactively responding to change.

3.	Mizuho Means Asia: accelerate globalization.

4.	Build strong financial and management foundations to support the essence of Mizuho.

5.	Form strong corporate governance and culture in the spirit of One MIZUHO.

Ten Basic Strategies

[Business Strategy]

1.	Strengthen integrated financial services by unifying banking, trust banking and securities functions to respond to finely delineated corporate and personal banking segments

2.	Perform consulting functions taking advantage of our industry and business knowledge and forward-looking perspective.

3.	Support formation of personal financial assets in Japan and invigorate their investment.

4.	Strengthen proactive risk-taking functions for growth industries and corporations.

5.	Strengthen and expand Asia-related business in Japan and on a global basis.

6.	Cultivate multi-level transactions by capturing the accelerating global capital and trade flows.

[Business Management, Management Foundations, etc.]

7.	Strengthen stable financial foundations based on abundant liquidity and appropriate capital levels.

8.	Establish the optimal management foundations (human resources and business infrastructure) to support business strategy.

9.	Further strengthen proactive governance and risk management.

10.	Embed the new Mizuho corporate identity toward forming a common culture throughout the group and take actions toward being the best financial services provider.

[Group Structure and Group Operational Structure of Mizuho]

To establish the advanced group management structure, the Group moved to a new group capital structure which places banking, trust banking, securities and other major group companies under the direct control of MHFG.

In addition, from April 2013, the Group has been promoting business strategies across the group-wide banking, trust banking, securities and other business areas and has moved to a new group operational structure that enables MHFG to determine strategies and initiatives and formulate business plans. Specifically, MHFG established ten business units and head-office coordination divisions to determine strategies and initiatives across the group-wide banking, trust banking, securities and other business areas. Furthermore, MHFG established five group strategy conferences concerning the strategies for retail (personal), wholesale (corporate), international (overseas), asset management and markets, as forums to comprehensively deliberate on important matters in terms of group business strategy among units. Moreover, in light of the further strengthening of the business strategy planning and promotion function and of the group governance of MHFG, it was decided that certain measures, including appointment of officers who are responsible for multiple units and review of the structure whereby concurrent positions are held by certain people among the Group’s corporate planning and management personnel would be implemented from April 2014.

The Group will continue to build the most effective and advanced group management structure. The Group will also continue to consider the possibility of consolidation between MHBK and MHTB.

Group Structure of Mizuho

Group Operational Structure of Mizuho

*	In principle, group companies other than the above belong to each segment depending on the characteristics of their businesses.
*	The five group strategy conferences (Group Retail Strategy Conference, Group Wholesale Strategy Conference, Group International Strategy Conference, Group Asset Management Strategy Conference and Group Markets Strategy Conference) are established at the holding company as the forums to comprehensively deliberate on important matters regarding group business strategy among units.

[Business Strategy]

Based on the ten basic strategies under the medium-term business plan, the Group will strengthen integrated financial services by unifying banking, trust banking and securities functions to respond to finely delineated corporate and personal segments.

With respect to business with personal customers, the Group will provide a wide range of financial products ranging from loans to investments responding to personal customers’ life cycles and aspirations. The Group will also make an effort to build advanced yet simple, convenient and optimal next-generation retail services and to provide customers with easy to understand financial services. In addition, for business owners, etc., the Group will provide business as well as asset management services for both of their corporate and personal needs.

With respect to business with corporate customers, the Group will provide advice on customers’ management issues such as business strategy and capital structure as well as group-wide appropriate financial solutions that cross over each of the product lines of the Group. In addition, while making proposals based on global industry knowledge and funding for growth, the Group will also focus on supporting customers’ overseas expansion. Moreover, the Group will cooperate with customers among regional financial institutions as their “area partner” with an aim to invigorate the regions.

With respect to business with overseas customers, the Group will seamlessly develop a wide range of sophisticated financial services based in Asia and Japan. The Group will also seek to build medium to long-term relationships with customers, not merely those developed through loan transactions, but also those backed by the Group’s industry knowledge and ability to provide products. In addition, the Group will strengthen the overseas transaction business so as to be capable to respond to the accelerating global capital and trade flows and devote itself to providing distinctive settlement services especially in Asia.

[Business Management, Management Foundations, etc.]

The Group will also firmly exert efforts to strengthen its business management and management foundations, which are inextricably linked to the business strategy.

In order to fulfill our social responsibilities as a member of the global financial community, we will exert efforts to further enhance our group governance and strengthen our crisis management capabilities, in addition to our efforts to further facilitate the progress of our business model. Specifically, the Group will transform itself into a Company with Committees on the condition that such transformation will be approved at a general meeting of the shareholders. Through such measure, the Group will thoroughly separate the supervisory functions from the execution of business in order to strengthen the supervisory functions by the Board of Directors over the execution of business and ensure the effectiveness of governance. At the same time, by delegating the Board of Directors’ decision making authority concerning the execution of business to the Executive Officers to the maximum extent permitted by laws and regulations, the Group will realize the swift and flexible decision making that makes company management with a sense of speed possible. In addition, the Group will secure the transparency and fairness of its supervision process by actively introducing the perspective of outside persons in the Nominating Committee, Compensation Committee and Audit Committee. Furthermore, the Group will actively adopt the global trends concerning governance through such measures as appointment of the Chairperson of the Board of Directors from among, in principle, Outside Directors and will establish a governance system suitable for one of the global systemically important financial institutions (G-SIFIs). As for the strengthening of the Group’s crisis management capabilities, through the newly-established designated organizations, the Group will continue to establish systems that will respond appropriately to crises by accurately detecting signs and indicators of crises in advance, in addition to its effort to strengthen the ability to respond to emergency situations or events of emergency. At the same time, the Group will continue to take measures to enhance risk governance by taking into consideration the global trends concerning regulations.

Furthermore, the Group will continuously make efforts to establish a strong corporate culture that supports strong group governance.

The Group will continue to endeavor to strengthen governance system and systems for compliance with laws and regulations, and at the same time, it will pursue the group strategy sharing with all of its management and employees the determination represented by the brand slogan, in the spirit of One MIZUHO. The Group will promote CSR initiatives and contribute to the sustainable development of society on a group-wide basis, and further promote its corporate values. Our shareholders’ continuing support would be greatly appreciated.

(2) Changes in Financial Conditions and Results of Operations (Consolidated Basis and Non-consolidated Basis)

a. Changes in Financial Conditions and Results of Operations (Consolidated Basis)

	(JPY billion)
	FY 2010 (For the fiscal year ended March 31, 2011)	FY 2011 (For the fiscal year ended March 31, 2012)	FY 2012 (For the fiscal year ended March 31, 2013)	FY 2013 (For the fiscal year ended March 31, 2014)
Ordinary Income	2,716.7	2,715.6	2,913.0	2,927.7
Ordinary Profits	588.4	648.5	750.3	987.5
Net Income	413.2	484.5	560.5	688.4
Comprehensive Income	266.6	627.5	1,270.8	832.9
Total Net Assets	6,623.9	6,869.2	7,736.2	8,304.5
Total Assets	160,812.0	165,360.5	177,411.0	175,822.8

(Note)

Fractions are rounded down.

b. Changes in Financial Conditions and Results of Operations (Non-consolidated Basis)

	(JPY billion)
	FY 2010 (For the fiscal year ended March 31, 2011)	FY 2011 (For the fiscal year ended March 31, 2012)	FY 2012 (For the fiscal year ended March 31, 2013)	FY 2013 (For the fiscal year ended March 31, 2014)
Operating Income	46.4	37.7	262.1	316.8
Cash Dividends Received	16.5	7.9	233.0	285.1
Cash Dividends Received from Majority-owned Banking Subsidiaries	13.5	5.7	231.3	282.0
Cash Dividends Received from Other Subsidiaries and Affiliates	3.0	2.1	1.7	3.1

Net Income	(JPY million 18,511)	(JPY million 10,217)	(JPY million 241,337)	(JPY million 285,861)
Net Income per Share of Common Stock	(JPY 0.46)	(JPY 0.06)	(JPY 9.69)	(JPY 11.53)
Total Assets	6,035.1	6,128.4	6,202.1	6,251.3
Investments in Majority-owned Banking Subsidiaries	5,872.8	5,968.6	5,968.6	5,454.8
Investments in Other Subsidiaries and Affiliates	65.9	65.9	54.7	568.5

(Notes)

1. Fractions are rounded down.

2. Net Income per Share of Common Stock was computed based upon the following formula:

Net Income per Share of Common Stock	=	Net Income recognized in the statement of income	–	Amount not attributable to Common Stock (Cash Dividends on Preferred Stock, and others)
		Average number of shares of Common Stock issued	–	Average number of shares of Treasury Common Stock

(3) Employees

	March 31, 2014				March 31, 2013
	Mizuho Bank, Ltd. (consolidated)	Mizuho Trust & Banking Co., Ltd. (consolidated)	Mizuho Securities Co., Ltd. (consolidated)	Other	Mizuho Bank, Ltd. (consolidated)	Mizuho Trust & Banking Co., Ltd. (consolidated)	Mizuho Securities Co., Ltd. (consolidated)	Other
Number of Employees	34,748	4,638	8,910	6,615	35,013	4,662	9,213	6,604

(Notes)

1. The Number of Employees is the number of persons engaged in MHFG and its consolidated subsidiaries.

2. The Number of Employees includes overseas local staff and does not include temporary employees.

3. The sum of the Number of Employees was 54,911 as of March 31, 2014, and 55,492 as of March 31, 2013.

4. The former Mizuho Bank, Ltd. and the former Mizuho Corporate Bank, Ltd. merged in July 2013. The Number of Employees of “Mizuho Bank, Ltd. (consolidated)” as of “March 31, 2013” in the above table is the simple aggregate total of employees of the former Mizuho Bank, Ltd. and the former Mizuho Corporate Bank, Ltd. before the merger.

(Reference)

The following sets forth information regarding the employees of each of MHBK and MHTB, which are the core companies of the Group that operate the banking business, as well as MHFG (collectively, the “Three Companies”):

	March 31, 2014	March 31, 2013
Number of Employees	30,456	30,742
Average Age	37 years, 11 months	37 years, 6 months
Average Years of Employment	14 years, 6 months	14 years, 2 months
Average Monthly Salary	JPY 446 thousand	JPY 442 thousand

(Notes)

1. The Number of Employees is the number of persons engaged in the Three Companies.

2. The Number of Employees is the aggregate total of employees of the Three Companies. The Average Age, Average Years of Employment and Average Monthly Salary are the collective averages for the Three Companies.

3. The Number of Employees does not include temporary employees.

4. The calculations of Average Age, Average Years of Employment and Average Monthly Salary do not take into account seconded employees and overseas local staff. Fractions are rounded down.

5. The Average Monthly Salary is the average salary for the month of March, tax inclusive, and does not include bonuses.

6. The former Mizuho Bank, Ltd. and the former Mizuho Corporate Bank, Ltd. merged in July 2013. Each number, as of “March 31, 2013” in the above table, includes the former Mizuho Bank, Ltd. before the merger.

(4) Principal Offices

a.	Bank Holding Company

MHFG: Head Office

b.	Banking Business

MHBK

Region	Number of Offices		Principal Offices
	March 31, 2014	March 31, 2013
Kanto, Koshinetsu	372	375	Head Office, etc.
Hokkaido, Tohoku	16	16	Sapporo Branch, Sendai Branch, etc.
Hokuriku, Tokai, Kinki	85	84	Osaka Branch, Nagoya Branch, etc.
Chugoku, Shikoku	16	16	Hiroshima Branch, Takamatsu Branch, etc.
Kyushu, Okinawa	13	13	Fukuoka Branch, etc.
Domestic Total	502	504
The Americas	10	10	New York Branch, etc.
Europe and the Middle East	7	6	London Branch, etc.
Asia and Oceania	19	17	Hong Kong Branch, Singapore Branch, etc.
Overseas Total	36	33
Total	538	537

(Notes)

1. The number of offices as of March 31, 2013, is the aggregate total of the number of offices of the former Mizuho Bank, Ltd. and the former Mizuho Corporate Bank, Ltd. All overseas offices are the offices of the former Mizuho Corporate Bank, Ltd.

2. Offices include sub branches, branches and offices for remittance purposes only, branches offering account transfer services only, ATM management branches (branches and offices to maintain shared ATMs only), pension plan advisory offices (pension plan advisory only offices) and internet branches.

3. In addition to the above, 143 agencies (141 as of March 31, 2013), 46,586 non-branch ATMs (40,219 as of March 31, 2013) and 7 representative offices overseas (6 as of March 31, 2013) were in operation as of March 31, 2014.

4. In addition to the above, 3 sub branches (3 as of March 31, 2013) at Narita Airport, 2 sub branches (2 as of March 31, 2013) at Kansai International Airport, 4 sub branches (3 as of March 31, 2013) at Haneda Airport, mainly for foreign currency exchange, and 4 non-branch automated foreign currency exchange machines (4 as of March 31, 2013) at Narita Airport, were in operation as of March 31, 2014.

MHTB

Region	Number of Offices		Principal Offices
	March 31, 2014	March 31, 2013
Kanto, Koshinetsu	36	35	Head Office, Yokohama Branch, etc.
Hokkaido, Tohoku	2	2	Sapporo Branch, Sendai Branch.
Hokuriku, Tokai, Kinki	9	9	Osaka Branch, Nagoya Branch, etc.
Chugoku, Shikoku	3	3	Hiroshima Branch, Okayama Branch, etc.
Kyushu	3	3	Fukuoka Branch, etc.
Total	53	52

(Notes)

1. Offices include sub branches.

2. In addition to the above, 53 trust agencies (53 as of March 31, 2013) were in operation as of March 31, 2014.

c.	Securities Business

MHSC

Region	Number of Offices		Principal Offices
	March 31, 2014	March 31, 2013
Kanto, Koshinetsu	43	61	Head Office, Shinjuku Branch, etc.
Hokkaido, Tohoku	6	8	Sapporo Branch, Sendai Branch, etc.
Hokuriku, Tokai, Kinki	41	51	Osaka Branch, Nagoya Branch, etc.
Chugoku, Shikoku	10	16	Hiroshima Branch, Takamatsu Branch, etc.
Kyushu	8	12	Fukuoka Branch, Kumamoto Branch etc.
Total	108	148

(Notes)

1. 2 representative offices overseas (2 as of March 31, 2013) were in operation as of March 31, 2014.

2. In addition to the above, 165 Planet Booths (167 as of March 31, 2013) were in operation in the branch lobbies of MHBK for securities investment consultations as of March 31, 2014.

d.	Other Business

Mizuho Information & Research Institute, Inc.: Head Office, etc.

(5) Capital Investment (Consolidated Basis)

	(JPY million)
	Mizuho Bank, Ltd. (consolidated)	Mizuho Trust & Banking Co., Ltd. (consolidated)	Mizuho Securities Co., Ltd. (consolidated)	Other
Total Amount of Capital Investment	275,971	2,652	6,670	5,211

(Note)

Fractions are rounded down.

(6) Principal Subsidiaries

Company Name	Location	Main Business	Date of Establishment	Capital (JPY million)	Percentage of Voting Rights of MHFG (%)	Amount of Dividend Paid to MHFG (JPY million)
Mizuho Bank, Ltd.	Chiyoda-ku, Tokyo	Banking	May 7, 1923	1,404,065	100.00	269,272
Mizuho Trust & Banking Co., Ltd.	Chuo-ku, Tokyo	Trust banking, banking	May 9, 1925	247,369	100.00	12,663
Mizuho Securities Co., Ltd.	Chiyoda-ku, Tokyo	Securities	July 16, 1917	125,167	95.80	—
Trust & Custody Services Bank, Ltd.	Chuo-ku, Tokyo	Trust banking, banking	January 22, 2001	50,000	54.00	86
Mizuho Asset Management Co., Ltd.	Minato-ku, Tokyo	Investment management	May 26, 1964	2,045	98.70	230
DIAM Co., Ltd.	Chiyoda-ku, Tokyo	Investment management	July 1, 1985	2,000	50.00	1,548
Mizuho Research Institute Ltd.	Chiyoda-ku, Tokyo	Think tank consulting	December 2, 1967	900	98.60	220
Mizuho Information & Research Institute, Inc.	Chiyoda-ku, Tokyo	Information technology	May 11, 1970	1,627	91.50	1,108
Mizuho Financial Strategy Co., Ltd.	Chiyoda-ku, Tokyo	Consulting	September 29, 2000	10	100.00	—
Mizuho Private Wealth Management Co., Ltd.	Chiyoda-ku, Tokyo	Consulting	October 3, 2005	500	100.00	—
Orient Corporation	Chiyoda-ku, Tokyo	Consumer finance services	March 15, 1951	150,008	22.32 (22.32)	—
Mizuho Credit Guarantee Co., Ltd.	Chiyoda-ku, Tokyo	Credit guarantee	November 29, 1974	13,281	100.00 (100.00)	—
Shinko Asset Management Co., Ltd.	Chuo-ku, Tokyo	Investment management	June 14, 1961	4,524	94.84 (94.84)	—
Defined Contribution Plan Services Co., Ltd.	Chuo-ku, Tokyo	Defined contribution pension related business	September 11, 2000	2,000	60.00 (60.00)	—

Company Name	Location	Main Business	Date of Establishment	Capital (JPY million)		Percentage of Voting Rights of MHFG (%)	Amount of Dividend Paid to MHFG (JPY million)
Japan Stockholders Data Service Company, Limited	Suginami-ku, Tokyo	Securities administration agency business	April 1, 2008	2,000		50.00 (50.00)	—
Mizuho Trust Realty Company Limited	Chuo-ku, Tokyo	Real estate agency business	July 15, 1986	1,500		76.87 (76.87)	—
Japan Pension Operation Service, Ltd.	Chuo-ku, Tokyo	Administration and operation of pension plans	December 21, 2004	1,500		50.00 (50.00)	—
Mizuho Factors, Limited	Chiyoda-ku, Tokyo	Factoring	April 1, 1977	1,000		100.00 (100.00)	—
Mizuho Capital Co., Ltd.	Chiyoda-ku, Tokyo	Venture capital	July 27, 1983	902		49.99 (49.99)	—
UC Card Co., Ltd.	Chiyoda-ku, Tokyo	Credit cards	October 1, 2005	500		50.99 (50.99)	—
Mizuho-DL Financial Technology Co., Ltd.	Chiyoda-ku, Tokyo	Investigation, research and development of financial technology	April 1, 1998	200		60.00 (60.00)	—
Mizuho International plc	London, U.K.	Securities, banking	March 14, 1975	486,398 (GBP 2,840 million	)	100.00 (100.00)	—
Mizuho Bank (China), Ltd.	Shanghai, PRC	Banking	June 1, 2007	157,510 (CNY 9,500 million	)	100.00 (100.00)	—
Joint Stock Commercial Bank for Foreign Trade of Vietnam	Hanoi, Vietnam	Banking	June 2, 2008	113,553 (VND 23,174,170 million	)	15.00 (15.00)	—
Mizuho Securities Asia Limited	Hong Kong Special Administrative Region, PRC	Securities	April 30, 1999	31,575 (HKD 2,379 million	)	100.00 (100.00)	—

Company Name	Location	Main Business	Date of Establishment	Capital (JPY million)		Percentage of Voting Rights of MHFG (%)	Amount of Dividend Paid to MHFG (JPY million)
PT. Bank Mizuho Indonesia	Jakarta, Indonesia	Banking	July 8, 1989	29,753 (IDR 3,269,574 million	)	98.99 (98.99)	—
Mizuho Bank Nederland N.V.	Amsterdam, The Netherlands	Banking, securities	March 1, 1974	20,079 (EUR 141 million	)	100.00 (100.00)	—
Mizuho Securities USA Inc.	New York, N.Y., U.S.A.	Securities	August 16, 1976	17,145 (USD 166 million	)	100.00 (100.00)	—
Mizuho Trust & Banking (Luxembourg) S.A.	Munsbach, Luxembourg	Trust banking, banking	March 21, 1989	10,806 (USD 105 million	)	100.00 (100.00)	—
Mizuho Bank (USA)	New York, N.Y., U.S.A.	Banking	November 29, 1974	10,134 (USD 98 million	)	100.00 (100.00)	—
Mizuho Bank (Switzerland) Ltd	Zurich, Switzerland	Banking, trust banking	October 20, 1976	6,170 (CHF 53 million	)	100.00 (100.00)	—
Mizuho Trust & Banking Co. (USA)	New York, N.Y., U.S.A.	Trust banking, banking	October 19, 1987	3,380 (USD 32 million	)	100.00 (100.00)	—
Mizuho Capital Markets Corporation	New York, N.Y., U.S.A.	Derivatives	January 27, 1989	0 (USD 3 thousand	)	100.00 (100.00)	—

(Notes)

1. Amounts less than JPY one million (and units shown for other currencies) are rounded down.

2. The JPY equivalent of Capital is calculated using the foreign exchange rate as of the account closing date.

3. The Percentage of Voting Rights of MHFG is rounded down to the nearest second decimal place.

4. Figures in parentheses (    ) in the Percentages of Voting Rights of MHFG column are those of voting rights held indirectly.

5. The former Mizuho Corporate Bank, Ltd., which had been previously listed as a principal subsidiary, merged with the former Mizuho Bank, Ltd. and changed its trade name to Mizuho Bank, Ltd., as of July 1, 2013.

6. Shinko Asset Management Co., Ltd., Japan Stockholders Data Service Company, Limited, Mizuho Trust Realty Company Limited, Japan Pension Operation Service, Ltd., Mizuho-DL Financial Technology Co., Ltd. and Mizuho Securities Asia Limited have been newly included as principal subsidiaries.

7. The amount of dividend paid to MHFG by Mizuho Bank, Ltd. of JPY 269,272 million is the aggregate amount of dividend paid in cash to MHFG by the former Mizuho Bank, Ltd. and the former Mizuho Corporate Bank, Ltd.

(7) Major Borrowings

Creditors	Balance of Borrowings (JPY million)	Number of Shares of MHFG and Percentage of Voting Rights Held by Creditors
		Number of Shares Held (shares)	Percentage of Voting Rights (%)
Mizuho Bank, Ltd.	561,460	—	—
Total	561,460	—	—

(8) Business Transfer, etc.

Date of Business Transfer, etc.	Details of Business Transfer, etc.
April 1, 2013	The former Mizuho Bank, Ltd. and the former Mizuho Corporate Bank, Ltd. before the merger distributed all of the shares of Mizuho Securities Co., Ltd. held by them to MHFG as a dividend in kind as of April 1, 2013. As a result, Mizuho Securities Co., Ltd. was turned into a directly-held subsidiary of MHFG.

2. Matters Regarding Officers

(1) Officers

(As of March 31, 2014)

Name	Title and Assignment	Major Concurrent Office	Other
Yasuhiro Sato	President & CEO, Member of the Board of Directors (Representative Director)	President & CEO, Member of the Board of Directors of Mizuho Bank, Ltd.

Yasunori Tsujita	Deputy President & Managing Director, Member of the Board of Directors (Representative Director)

Deputy President & Managing Director,

Member of the Board of Directors of Mizuho Bank, Ltd.

Senior Managing Director of Mizuho Trust & Banking Co., Ltd.

Senior Managing Director of Mizuho Securities Co., Ltd.

Toshitsugu Okabe	Deputy President & Managing Director, Member of the Board of Directors

Deputy President & Managing Director,

Member of the Board of Directors of Mizuho Bank, Ltd.

Senior Managing Director of Mizuho Trust & Banking Co., Ltd.

Senior Managing Director of Mizuho Securities Co., Ltd.

Nobuhide Hayashi	Deputy President & Managing Director, Member of the Board of Directors	Deputy President & Managing Director, Member of the Board of Directors of Mizuho Bank, Ltd.

Hideyuki Takahashi	Deputy President & Managing Director, Member of the Board of Directors

Deputy President & Managing Director of Mizuho Bank, Ltd.

Senior Managing Director of Mizuho Trust & Banking Co., Ltd.

Senior Managing Director of Mizuho Securities Co., Ltd.

President & CEO of Mizuho Financial Strategy Co., Ltd.

Name	Title and Assignment	Major Concurrent Office	Other
Daisaku Abe	Deputy President & Managing Director, Member of the Board of Directors	Deputy President & Managing Director of Mizuho Bank, Ltd. Senior Managing Director of Mizuho Trust & Banking Co., Ltd. Senior Managing Director of Mizuho Securities Co., Ltd.

Tadashi Kanki	Senior Managing Director, Member of the Board of Directors	Senior Managing Director of Mizuho Bank, Ltd. Senior Managing Director of Mizuho Trust & Banking Co., Ltd. Senior Managing Director of Mizuho Securities Co., Ltd.

Akihiko Nomiyama	Member of the Board of Directors (outside officer)	Honorary Executive Consultant of JX Holdings, Inc.

Mitsuo Ohashi	Member of the Board of Directors (outside officer)	Senior Counselor of Showa Denko K.K. Outside Director of Chugai Pharmaceutical Co., Ltd. External Statutory Auditor of Fukoku Mutual Life Insurance Company

Kanemitsu Anraku	Member of the Board of Directors (outside officer)	Outside Director of Sony Corporation

Toshinari Iyoda	Corporate Auditor (full-time)	Corporate Auditor of Mizuho Bank, Ltd.

Name	Title and Assignment	Major Concurrent Office	Other

Nobukatsu Funaki	Corporate Auditor (full–time)	Outside Corporate Auditor of Mizuho Securities Co., Ltd.

Masahiro Seki	Corporate Auditor (outside officer)	Seki Konin Kaikeishi Jimusho (Seki Certified Public Accountants)	Certified Public Accountant

Masami Ishizaka	Corporate Auditor (outside officer)	Chairman of Okura Zaimu Kyokai Outside Corporate Auditor of Mizuho Bank, Ltd.

Isao Imai	Corporate Auditor (outside officer)	Attorney at Law Outside Corporate Auditor of Mizuho Bank, Ltd.

(Notes)

1. Mr. Takashi Tsukamoto resigned from his position as Chairman on March 31, 2014. He had been assuming Chairman of Mizuho Bank, Ltd. until November 1, 2013.

2. Mr. Masakane Koike resigned from his position as Senior Managing Director, Member of the Board of Directors on November 1, 2013. He had been assuming Senior Managing Director of Mizuho Bank, Ltd., Senior Managing Director of Mizuho Trust & Banking Co., Ltd. and Senior Managing Director of Mizuho Securities Co., Ltd. until the date thereof.

3. Messrs. Junichi Nishizawa and Masaaki Kono resigned from their positions as Members of the Board of Directors on June 25, 2013.

4. Mr. Yoshinobu Shigeji resigned from his position as Corporate Auditor on June 25, 2013.

5. Messrs. Akihiko Nomiyama, Mitsuo Ohashi and Kanemitsu Anraku are “outside directors” as provided for in Article 2, Item 15 of the Companies Act.

6. Messrs. Masahiro Seki, Masami Ishizaka and Isao Imai are “outside corporate auditors” as provided for in Article 2, Item 16 of the Companies Act.

7. Messrs. Akihiko Nomiyama and Kanemitsu Anraku, who are “outside directors,” and Messrs. Masahiro Seki, Masami Ishizaka and Isao Imai, who are “outside corporate auditors,” are “independent directors/auditors” required by Tokyo Stock Exchange, Inc.

8. MHFG uses the managing director system. The Managing Directors are as follows:

(As of March 31, 2014)

Title	Name	Areas of Oversight
CEO	Yasuhiro Sato	Overall management of the execution of MHFG’s business / Group CEO

Deputy President & Managing Director	Yasunori Tsujita	Assistance in the overall management of the execution of MHFG’s business / Head of Human Resources Group / Head of Internal Audit Group / Group CHRO and Group CA

Deputy President & Managing Director	Masaaki Kono	Assistance in the overall management of the execution of MHFG’s business / Deputy President (Western Japan (Kinki, Chugoku, and Shikoku regions))

Deputy President & Managing Director	Toshitsugu Okabe	Assistance in the overall management of the execution of MHFG’s business / Deputy President (Personal Banking Unit and Retail Banking Unit) / Head of Compliance Group / Group CCO

Deputy President & Managing Director	Yasuhiko Imaizumi	Assistance in the overall management of the execution of MHFG’s business / Deputy President (Corporate Banking Unit (Large Corporations), Corporate Banking Unit and Financial Institutions & Public Sector Business Unit)

Deputy President & Managing Director	Nobuhide Hayashi	Assistance in the overall management of the execution of MHFG’s business / Deputy President (International Banking Unit)

Title	Name	Areas of Oversight
Deputy President & Managing Director	Hideyuki Takahashi	Assistance in the overall management of the execution of MHFG’s business / Head of Financial Control & Accounting Group / Group CFO

Deputy President & Managing Director	Daisaku Abe	Assistance in the overall management of the execution of MHFG’s business / Head of IT & Systems Group / Head of Operations Group / Group CIO and Group COO

Senior Managing Director	Shinya Wako	In charge of Compliance with US FBO Regulation

Senior Managing Director	Yasumasa Nishi	Head of Markets Unit

Senior Managing Director	Tadashi Kanki	Head of Strategic Planning Group / Group CSO

Senior Managing Director	Masayuki Yonetani	Head of Corporate Banking Unit

Senior Managing Director	Nobuyuki Fujii	Head of Corporate Banking Unit (Large Corporations)

Senior Managing Director	Masayuki Hoshi	Head of Financial Institutions & Public Sector Business Unit / Head of Transaction Banking Unit

Senior Managing Director	Tetsuhiko Saito	Head of Personal Banking Unit

Senior Managing Director	Akira Sugano	Head of International Banking Unit / Head of Asset Management Unit

Senior Managing Director	Tatsufumi Sakai	Head of Investment Banking Unit

Senior Managing Director	Tetsuo Iimori	Head of Retail Banking Unit

Senior Managing Director	Haruki Nakamura	Joint Head of IT & Systems Group

Senior Managing Director	Ryusuke Aya	Head of Risk Management Group / Group CRO

Senior Managing Director	Hideo Gamou	Deputy Head of Asset Management Unit

Senior Managing Director	Shigeru Akiyoshi	Deputy Head of Retail Banking Unit

Senior Managing Director	Katsunobu Motohashi	Deputy Head of Asset Management Unit

Senior Managing Director	Kenjiro Inada	Deputy Head of Personal Banking Unit

Senior Managing Director	Shuzo Fujii	Deputy Head of Corporate Banking Unit

Senior Managing Director	Shuichi Shimada	Deputy Head of Corporate Banking Unit (Large Corporations) / Deputy Head of Financial Institutions & Public Sector Business Unit

Title	Name	Areas of Oversight
Senior Managing Director	Yoshio Shimizu	Deputy Head of International Banking Unit / Deputy Head of Investment Banking Unit

Senior Managing Director	Shuuichi Takemoto	Deputy Head of Personal Banking Unit / Deputy Head of Retail Banking Unit

Senior Managing Director	Shinya Tanaka	Deputy Head of Investment Banking Unit

Senior Managing Director	Hidefumi Kobayashi	Deputy Head of International Banking Unit / Deputy Head of Investment Banking Unit

Senior Managing Director	Makoto Okayama	Deputy Head of Corporate Banking Unit (Large Corporations) / Deputy Head of Corporate Banking Unit / Deputy Head of Financial Institutions & Public Sector Business Unit

Senior Managing Director	Nobumitsu Watanabe	Deputy Head of International Banking Unit / Deputy Head of Investment Banking Unit / Deputy Head of Transaction Banking Unit / Deputy Head of Markets Unit

Senior Managing Director	Junichi Yamada	Deputy Head of Financial Institutions & Public Sector Business Unit / Deputy Head of Markets Unit

Managing Director	Yuusei Matsubara	General Manager of Financial Institutions & Public Sector Business Coordination Division

Managing Director	Junichi Shinbo	General Manager of Portfolio Management Division

Managing Director	Yasuhisa Fujiki	General Manager of International Coordination Division

Managing Director	Koji Fujiwara	General Manager of Investor Relations Division

Managing Director	Ryousuke Joukou	General Manager of Executive Secretariat

Managing Director	Souichi Hosoi	General Manager of Financial Planning Division

Managing Director	Kouji Arita	General Manager of Operations Planning Division

Managing Director	Akira Nakamura	General Manager of Corporate Banking Coordination Division (Large Corporations)

Managing Director	Kouji Yonei	General Manager of IT & Systems Planning Division

Managing Director	Atsushi Sugao	General Manager of Corporate Banking Coordination Division

Managing Director	Teiji Teramoto	General Manager of Investment Banking Coordination Division

(Reference)

The members of the Officers as of April 1 are as follows:

(As of April 1, 2014)

Name	Title and Assignment	Major Concurrent Office	Other
Yasuhiro Sato	President & CEO, Member of the Board of Directors (Representative Director)	Member of the Board of Directors of Mizuho Bank, Ltd. Member of the Board of Directors of Mizuho Trust & Banking Co., Ltd. Member of the Board of Directors of Mizuho Securities Co., Ltd.

Yasunori Tsujita	Deputy President & Managing Director, Member of the Board of Directors (Representative Director)	Deputy President & Managing Director, Member of the Board of Directors of Mizuho Bank, Ltd.

Toshitsugu Okabe	Deputy President & Managing Director, Member of the Board of Directors

Daisaku Abe	Deputy President & Managing Director, Member of the Board of Directors	Deputy President & Managing Director of Mizuho Bank, Ltd.

Tadashi Kanki	Executive Managing Director, Member of the Board of Directors

Hideyuki Takahashi	Member of the Board of Directors

Akihiko Nomiyama	Member of the Board of Directors (outside officer)	Honorary Executive Consultant of JX Holdings, Inc.

Mitsuo Ohashi	Member of the Board of Directors (outside officer)	Senior Counselor of Showa Denko K.K. Outside Director of Chugai Pharmaceutical Co., Ltd. External Statutory Auditor of Fukoku Mutual Life Insurance Company

Kanemitsu Anraku	Member of the Board of Directors (outside officer)	Outside Director of Sony Corporation

Toshinari Iyoda	Corporate Auditor (full-time)	Corporate Auditor of Mizuho Bank, Ltd.

Nobukatsu Funaki	Corporate Auditor (full–time)	Outside Corporate Auditor of Mizuho Securities Co., Ltd.

Name	Title and Assignment	Major Concurrent Office	Other
Masahiro Seki	Corporate Auditor (outside officer)	Seki Konin Kaikeishi Jimusho (Seki Certified Public Accountants)	Certified Public Accountant

Masami Ishizaka	Corporate Auditor (outside officer)	Chairman of Okura Zaimu Kyokai Outside Corporate Auditor of Mizuho Bank, Ltd.

Isao Imai	Corporate Auditor (outside officer)	Attorney at Law Outside Corporate Auditor of Mizuho Bank, Ltd.

(Notes)

1. Messrs. Akihiko Nomiyama, Mitsuo Ohashi and Kanemitsu Anraku are “outside directors” as provided for in Article 2, Item 15 of the Companies Act.

2. Messrs. Masahiro Seki, Masami Ishizaka and Isao Imai are “outside corporate auditors” as provided for in Article 2, Item 16 of the Companies Act.

3. Messrs. Akihiko Nomiyama and Kanemitsu Anraku, who are “outside directors,” and Messrs. Masahiro Seki, Masami Ishizaka and Isao Imai, who are “outside corporate auditors,” are “independent directors/auditors” required by Tokyo Stock Exchange, Inc.

4. The Managing Directors as of April 1 are as follows:

(As of April 1, 2014)

Title	Name	Areas of Oversight
CEO	Yasuhiro Sato	Overall management of the execution of MHFG’s business / Group CEO

Deputy President & Managing Director	Yasunori Tsujita	Assistance in the overall management of the execution of MHFG’s business / Head of Internal Control (Risk Management, Human Resources and Compliance) / Head of Compliance Group / Group CCO

Deputy President & Managing Director	Masaaki Kono	Assistance in the overall management of the execution of MHFG’s business / Deputy President (Western Japan (Kinki, Chugoku, and Shikoku regions))

Deputy President & Managing Director	Toshitsugu Okabe	Assistance in the overall management of the execution of MHFG’s business / Head of Strategic Planning and Management Control (Personal Banking, Retail Banking and Corporate Banking)

Deputy President & Managing Director	Daisaku Abe	Assistance in the overall management of the execution of MHFG’s business / Head of IT & Systems Group / Head of Operations Group / Group CIO and Group COO

Executive Managing Director	Tadashi Kanki	Head of Internal Audit Group / Group CA

Title	Name	Areas of Oversight
Executive Managing Director	Akira Sugano	Assistance in the overall management of the execution of MHFG’s business / Head of Strategic Planning and Management Control (International Banking, Investment Banking and Asset Management)

Senior Managing Director	Katsunobu Motohashi	Head of Asset Management Unit

Senior Managing Director	Junichi Kato	Head of Markets Unit

Senior Managing Director	Hiroshi Suehiro	In charge of Compliance with US FBO Regulation

Senior Managing Director	Masayuki Yonetani	Head of Corporate Banking Unit

Senior Managing Director	Masayuki Hoshi	Head of Financial Institutions & Public Sector Business Unit / Head of Transaction Banking Unit

Senior Managing Director	Tetsuhiko Saito	Head of Personal Banking Unit / Head of Retail Banking Unit

Senior Managing Director	Tomoshige Jingu	Head of Human Resources Group / Group CHRO

Senior Managing Director	Tatsufumi Sakai	Head of International Banking Unit

Senior Managing Director	Daisuke Yamada	Head of Corporate Banking Unit (Large Corporations)

Senior Managing Director	Takeru Watanabe	Joint Head of Personal Banking Unit / Joint Head of Retail Banking Unit

Senior Managing Director	Haruki Nakamura	Joint Head of IT & Systems Group

Senior Managing Director	Ryusuke Aya	Head of Risk Management Group / Group CRO

Senior Managing Director	Junichi Shinbo	Head of Financial Control & Accounting Group / Group CFO

Senior Managing Director	Koji Fujiwara	Head of Strategic Planning Group / Group CSO

Senior Managing Director	Kazuya Kobayashi	Head of Investment Banking Unit

Senior Managing Director	Tadashi Ohi	Deputy Head of Human Resources Group

Senior Managing Director	Shinya Tanaka	Deputy Head of Investment Banking Unit

Title	Name	Areas of Oversight
Senior Managing Director	Masato Monguchi	Deputy Head of Compliance Group

Senior Managing Director	Makoto Okayama	Deputy Head of Corporate Banking Unit (Large Corporations) / Deputy Head of Corporate Banking Unit / Deputy Head of Financial Institutions & Public Sector Business Unit

Senior Managing Director	Nobumitsu Watanabe	Deputy Head of International Banking Unit / Deputy Head of Investment Banking Unit / Deputy Head of Transaction Banking Unit / Deputy Head of Markets Unit

Senior Managing Director	Tsuyoshi Hatsuzawa	Deputy Head of Risk Management Group

Senior Managing Director	Kazuhisa Sawa	Deputy Head of Strategic Planning Group / Deputy Head of Financial Control & Accounting Group / Deputy Head of IT & Systems Group / Deputy Head of Operations Group

Senior Managing Director	Takashi Kamada	Deputy Head of Personal Banking Unit / Deputy Head of Retail Banking Unit

Senior Managing Director	Yoshihito Bando	Deputy Head of Asset Management Unit

Senior Managing Director	Kenichi Minamitani	Deputy Head of Compliance Group

Senior Managing Director	Hideo Gamou	Deputy Head of Asset Management Unit

Senior Managing Director	Hidefumi Kobayashi	Deputy Head of Financial Control & Accounting Group / Deputy Head of Risk Management Group

Senior Managing Director	Masahiro Miyamoto	Deputy Head of International Banking Unit / Deputy Head of Investment Banking Unit

Senior Managing Director	Shuzo Fujii	Deputy Head of Corporate Banking Unit

Senior Managing Director	Masaya Usuha	Deputy Head of Operations Group

Senior Managing Director	Tatsuya Yamada	Deputy Head of IT & Systems Group

Senior Managing Director	Tetsuhiro Sakamoto	Deputy Head of Human Resources Group

Senior Managing Director	Junichi Yamada	Deputy Head of Financial Institutions & Public Sector Business Unit / Deputy Head of Markets Unit

Title	Name	Areas of Oversight
Senior Managing Director	Masuo Fukuda	Deputy Head of Corporate Banking Unit (Large Corporations)

Senior Managing Director	Shinya Hanamura	Deputy Head of Financial Institutions & Public Sector Business Unit

Managing Director	Kouji Arita	General Manager of Operations Planning Division

Managing Director	Akira Nakamura	General Manager of Corporate Banking Coordination Division (Large Corporations)

Managing Director	Kouji Yonei	General Manager of IT & Systems Planning Division

Managing Director	Masahiro Otsuka	General Manager of Retail Banking Coordination Division

Managing Director	Takahiko Yasuhara	General Manager of International Coordination Division

Managing Director	Satoshi Ishii	General Manager of Corporate Secretariat / General Manager for Executive Secretariat

Managing Director	Shinji Taniguchi	General Manager of Investment Banking Coordination Division (assumed the office as of April 14, 2014)

(2) Aggregate Compensation for Officers

	(JPY million)
Classification	Number of Persons	Aggregate Compensation
Directors	14	205
Corporate Auditors	6	66
Total	20	272

(Notes)

1. Fractions are rounded down.

2. The total yearly compensations for Directors and Corporate Auditors are not to exceed JPY 740 million and JPY 180 million, respectively.

3. No provision is made for the bonuses of Officers.

3. Matters Regarding Outside Officers

(1) Concurrent Offices and Other Details of Outside Officers

Details of major concurrent offices of outside officers are as described in the above “2. Matters Regarding Officers, (1) Officers.”

MHBK at which Messrs. Masami Ishizaka and Isao Imai, Outside Corporate Auditors, serve concurrently, is a wholly owned subsidiary of and administered by MHFG.

Other than the above, MHFG has no business relationships, required to be stated, with the organizations at which the outside officers hold major concurrent offices.

(2) Major Activities of Outside Officers

Name	Term in Office	Attendance of the Board of Directors Meeting	Input at the Board of Directors Meeting and Other Activities
Akihiko Nomiyama	6 years, 9 months	He attended 22 of the 25 Board of Directors Meetings held during the fiscal year.	He participated in the discussions on proposals, etc., by voicing external viewpoints, making use of his abundant experience in NIPPON MINING HOLDINGS, INC. and his wide-ranging insight as a top executive.

Mitsuo Ohashi	8 years, 9 months	He attended 24 of the 25 Board of Directors Meetings held during the fiscal year.	He participated in the discussions on proposals, etc., by voicing external viewpoints, making use of his abundant experience in Showa Denko K.K. and his wide-ranging insight as a top executive.

Kanemitsu Anraku	6 years, 9 months	He attended all of the 25 Board of Directors Meetings held during the fiscal year.	He participated in the discussions on proposals, etc., by voicing external viewpoints, making use of his abundant experience in Nissan Motor Co., Ltd. and his wide-ranging insight as a top executive.

Masahiro Seki	7 years, 9 months	He attended all of the 25 Board of Directors Meetings and all of the 19 Board of Corporate Auditors Meetings held during the fiscal year.	He contributed by voicing opinions from viewpoints as an expert in U.S. and Japanese accounting.

Masami Ishizaka	5 years, 9 months	He attended 24 of the 25 Board of Directors Meetings and all of the 19 Board of Corporate Auditors Meetings held during the fiscal year.	He contributed by voicing opinions mainly from his expertise gained through his career in the Ministry of Finance.

Isao Imai	2 year, 9 months	He attended 24 of the 25 Board of Directors Meetings and 17 of the 19 Board of Corporate Auditors Meetings held during the fiscal year.	He contributed by voicing opinions mainly from his expertise gained through his career as a President of High Courts, a Justice of the Supreme Court and an attorney at law.

(3) Liability Limitation Agreement

Name	Summary of Liability Limitation Agreement
Akihiko Nomiyama	Agreement pursuant to the provisions provided for in Article 427, Paragraph 1 of the Companies Act, which limits the liability provided for in Article 423, Paragraph 1 of the Companies Act to the greater of either (i) JPY 20 million or (ii) the amount prescribed by laws and regulations, provided that such Outside Director is bona fide and without gross negligence in performing his duty.
Mitsuo Ohashi
Kanemitsu Anraku

Masahiro Seki	Agreement pursuant to the provisions provided for in Article 427, Paragraph 1 of the Companies Act, which limits the liability provided for in Article 423, Paragraph 1 of the Companies Act to the greater of either (i) JPY 20 million or (ii) the amount prescribed by laws and regulations, provided that such Outside Corporate Auditor is bona fide and without gross negligence in performing his duty.
Masami Ishizaka
Isao Imai

(4) Compensation for Outside Officers

	(JPY million)
	Number of Persons	Compensation Paid by MHFG	Compensation Paid by Subsidiary of MHFG
Total Amount of Compensation	6	56	14

(Notes)

1. Fractions are rounded down.

2. No provision is made for the bonuses of Officers.

4. Matters Regarding MHFG’s Shares

(1) Number of Shares as of March 31, 2014

(Number of shares)
Total Number of Authorized Shares	52,251,442,000

Total Number of Classes of Shares Authorized to be Issued
Common Stock	48,000,000,000
Class XI Preferred Stock	914,752,000
Class XIII Preferred Stock	36,690,000
First Series of Class XIV Preferred Stock	900,000,000
Second Series of Class XIV Preferred Stock	900,000,000
Third Series of Class XIV Preferred Stock	900,000,000
Fourth Series of Class XIV Preferred Stock	900,000,000
First Series of Class XV Preferred Stock	900,000,000
Second Series of Class XV Preferred Stock	900,000,000
Third Series of Class XV Preferred Stock	900,000,000
Fourth Series of Class XV Preferred Stock	900,000,000
First Series of Class XVI Preferred Stock	1,500,000,000
Second Series of Class XVI Preferred Stock	1,500,000,000
Third Series of Class XVI Preferred Stock	1,500,000,000
Fourth Series of Class XVI Preferred Stock	1,500,000,000

(Notes)

1. The total number of the classes of shares which MHFG is authorized to issue in respect of the First to Fourth Series of Class XIV Preferred Stock shall not exceed 900,000,000 in total.

2. The total number of the classes of shares which MHFG is authorized to issue in respect of the First to Fourth Series of Class XV Preferred Stock shall not exceed 900,000,000 in total.

3. The total number of the classes of shares which MHFG is authorized to issue in respect of the First to Fourth Series of Class XVI Preferred Stock shall not exceed 1,500,000,000 in total.

Total Number of Shares Issued
Common Stock	24,263,885,187
Eleventh Series Class XI Preferred Stock	914,752,000

(Notes)

1. As a result of requests for acquisition of 28,012,900 shares of the Eleventh Series Class XI Preferred Stock, there was an increase of 99,020,710 shares of Common Stock from April 1, 2013 to March 31, 2014.

2. All of the shares of the Thirteenth Series Class XIII Preferred Stock were cancelled on July 11, 2013.

(2) Number of Shareholders as of March 31, 2014

Common Stock	857,176
Eleventh Series Class XI Preferred Stock	1,333

(Note)

The number of shareholders of Common Stock listed above does not include 28,442 shareholders who own only shares constituting less than one (1) unit.

(3) Major Shareholders as of March 31, 2014

a. Common Stock

Name of Shareholder	Number of Shares Held and Percentage of Shares Held
	Number of Shares Held	Percentage of Shares Held
Japan Trustee Services Bank, Ltd. (Trustee account)	1,058,006,500	4.36
The Master Trust Bank of Japan, Ltd. (Trustee account)	935,152,900	3.85
THE BANK OF NEW YORK MELLON SA/NV 10	699,174,270	2.88
JP MORGAN CHASE BANK 380072	452,608,000	1.86
STATE STREET BANK WEST CLIENT - TREATY	271,620,516	1.11
Japan Trustee Services Bank, Ltd. (Trustee account 6)	266,832,500	1.10
Japan Trustee Services Bank, Ltd. (Trustee account 5)	266,487,300	1.09
Japan Trustee Services Bank, Ltd. (Trustee account 1)	265,131,300	1.09
Japan Trustee Services Bank, Ltd. (Trustee account 3)	262,653,300	1.08
Japan Trustee Services Bank, Ltd. (Trustee account 2)	262,003,600	1.08

(Notes)

1. Figures for the Percentage of Shares Held are rounded down to the nearest second decimal place.

2. The Percentages of Shares Held are calculated by excluding the treasury stock (10,637,825 shares).

b. Eleventh Series Class XI Preferred Stock

Name of Shareholder	Number of Shares Held and Percentage of Shares Held
	Number of Shares Held	Percentage of Shares Held
Marubeni Corporation	14,500,000	4.63
SHIMIZU CORPORATION	10,000,000	3.19
Electric Power Development Co., Ltd.	10,000,000	3.19
ANA HOLDINGS INC.	6,000,000	1.91
JFE Steel Corporation	6,000,000	1.91
DAIICHI SANKYO COMPANY, LIMITED	6,000,000	1.91
CANON INC.	5,000,000	1.59
Kyushu Electric Power Company, Incorporated	5,000,000	1.59
Shiseido Company, Limited	5,000,000	1.59
Chubu Electric Power Company, Incorporated	5,000,000	1.59

(Notes)

1. Figures for the Percentage of Shares Held are rounded down to the nearest second decimal place.

2. The Percentages of Shares Held are calculated by excluding the treasury stock (602,100,700 shares). Furthermore, the treasury stock is not included in the above list of Major Shareholders.

5. Matters Regarding Stock Acquisition Rights, etc. of MHFG

Following is the summary of the Stock Acquisition Rights issued to the Directors (excluding the Outside Directors) and Managing Directors of MHFG and its subsidiaries, MHBK, MHTB and MHSC, pursuant to the Companies Act, in consideration for execution of duties:

	Allotment date of stock acquisition rights	Number of stock acquisition rights	Class and number of subject shares	Issue price (per stock acquisition right) (JPY)	Exercise price (per share) (JPY)	Exercise period
First Series of Stock Acquisition Rights of MHFG	February 16, 2009	5,409 rights	Common Stock, 5,409,000 shares	190,910	1	From February 17, 2009 to February 16, 2029
Second Series of Stock Acquisition Rights of MHFG	September 25, 2009	5,835 rights	Common Stock, 5,835,000 shares	168,690	1	From September 28, 2009 to September 25, 2029
Third Series of Stock Acquisition Rights of MHFG	August 26, 2010	6,808 rights	Common Stock, 6,808,000 shares	119,520	1	From August 27, 2010 to August 26, 2030
Fourth Series of Stock Acquisition Rights of MHFG	December 8, 2011	12,452 rights	Common Stock, 12,452,000 shares	91,840	1	From December 9, 2011 to December 8, 2031
Fifth Series of Stock Acquisition Rights of MHFG	August 31, 2012	11,776 rights	Common Stock, 11,776,000 shares	113,250	1	From September 3, 2012 to August 31, 2032
Sixth Series of Stock Acquisition Rights of MHFG	February 17, 2014	7,932 rights	Common Stock, 7,932,000 shares	192,610	1	From February 18, 2014 to February 17, 2034

(1) Stock Acquisition Rights, etc. of MHFG held by Officers as of March 31, 2014

	Number of stock acquisition rights	Class and number of subject shares	Number of persons and rights held by Directors
First Series of Stock Acquisition Rights of MHFG	164 rights	Common Stock, 164,000 shares	3 persons, 164 rights
Second Series of Stock Acquisition Rights of MHFG	284 rights	Common Stock, 284,000 shares	3 persons, 284 rights
Third Series of Stock Acquisition Rights of MHFG	360 rights	Common Stock, 360,000 shares	3 persons, 360 rights
Fourth Series of Stock Acquisition Rights of MHFG	428 rights	Common Stock, 428,000 shares	4 persons, 428 rights
Fifth Series of Stock Acquisition Rights of MHFG	762 rights	Common Stock, 762,000 shares	5 persons, 762 rights
Sixth Series of Stock Acquisition Rights of MHFG	636 rights	Common Stock, 636,000 shares	6 persons, 636 rights

(2) Stock Acquisition Rights, etc. of MHFG delivered to Employees, etc., during the fiscal year ended March 31, 2014

	Number of stock acquisition rights	Class and number of subject shares	Number of employees (Managing Directors) to whom rights were delivered and number of rights	Number of Officers and employees (Managing Directors) of subsidiaries to whom rights were delivered and number of rights
Sixth Series of Stock Acquisition Rights of MHFG	7,296 rights	Common Stock, 7,296,000 shares	34 persons, 2,020 rights	105 persons, 5,276 rights

6. Matters Regarding Independent Auditor

(1) Independent Auditor

Name	Compensation, etc. for the fiscal year ended March 31, 2014	Other
Ernst & Young ShinNihon LLC Designated Partners with Limited Liability Koichi Hanabusa, C.P.A. Mutsuo Emi, C.P.A. Ryuichi Nagano, C.P.A. Nobuko Kubo, C.P.A.	JPY 48 million	MHFG paid consideration to the Independent Auditor for the investigation services and other services related to the calculation of the capital ratio, which are not included among the services set forth in Article 2, Paragraph 1 of the Certified Public Accountant Act (non-audit services).

(Notes)

1. Fractions are rounded down.

2. The audit contract between MHFG and the Independent Auditor does not separate the compensation for the audit under the Companies Act from the compensation for the audit under the Financial Instruments and Exchange Act. Moreover, it is practically impossible to separate the two. Accordingly, the above amount is the total of such compensation.

In addition, because the amounts of compensation to be paid under the audit contract have not yet been determined, approximate amounts are used for the calculations.

3. The total amount of cash and other proprietary benefits to be paid to the Independent Auditor of MHFG by MHFG, its majority-owned consolidated subsidiaries and its other consolidated subsidiaries is JPY 4,051 million.

If the amounts to be paid under the audit contract concluded with the Independent Auditor by MHFG, and its majority-owned consolidated subsidiaries and its other consolidated subsidiaries have not yet been determined, approximate amounts are used for the calculations.

(2) Other Matters Regarding Independent Auditor

a. Policy for Determination of Dismissal or Non-reappointment of the Independent Auditor

Dismissal of the Independent Auditor is discussed at the Board of Directors and the Board of Corporate Auditors if the Independent Auditor falls under any of the events set forth in the Items of Article 340, Paragraph 1 of the Companies Act.

Non-reappointment of the Independent Auditor is discussed at the Board of Directors and the Board of Corporate Auditors by comprehensively considering various factors, including the performance of duties and the quality of audits by the Independent Auditor.

b. Principal Majority-owned Subsidiaries and other Subsidiaries Audited by any Certified Public Accountant or Audit Corporation other than the Independent Auditor of MHFG

Mizuho International plc and ten (10) other companies among MHFG’s principal majority-owned subsidiaries and other subsidiaries are subject to audits (limited to the audits under the provisions of the Companies Act or the Financial Instruments and Exchange Act (including any foreign law equivalent to either of these laws)) by audit corporations (including entities with equivalent qualifications in the relevant foreign country) other than the Independent Auditor of MHFG.

7. Structure to Ensure Appropriate Conduct of Operations

MHFG has, through its Board of Directors, resolved matters regarding its “Structure for Ensuring Appropriate Conduct of Operations” prescribed by the Companies Act and the Enforcement Regulations of the Companies Act of Japan, as summarized below.

(1) Structure to ensure that the duties of directors and employees are executed in compliance with laws, regulations, and the Articles of Incorporation

*	MHFG has set forth its structure to ensure that the duties of directors and employees are executed in compliance with laws, regulations, and the Articles of Incorporation in compliance-related rules such as the “Basic Policy of Compliance” and “Compliance Manual.”

*	More specifically, MHFG has established complete compliance as a basic principle of management, developed a compliance-management structure and a “Compliance Manual,” developed formulated compliance programs each fiscal year for the implementation of specific plans for complete compliance, and has periodically followed up on the status of the implementation of such plans. Furthermore, MHFG’s activities against anti-social elements are conducted as part of its compliance structure. MHFG has dedicated itself to severing relations with anti-social elements, which is viewed as an important policy of the Group when designing and implementing specific compliance programs among group companies.

*	The Board of Directors of MHFG resolved that the structure under the above “Basic Policy of Compliance,” etc., is MHFG’s structure for ensuring that the directors and employees execute their duties in compliance with laws, regulations, and the Articles of Incorporation.

(2) Structure for the safekeeping and management of information on the execution of duties by the directors

*	MHFG has established a structure for the safekeeping, management, etc., of information through its information-management-related rules, including MHFG’s “Information Security Policy.” The safekeeping and management of information in connection with the execution of duties by MHFG’s directors have also been carried out in accordance with these rules.

*	More specifically, MHFG has fixed the period for retention of information such as the minutes of the Board of Directors meetings, Executive Management Committee meetings, and other various committee meetings and materials related thereto, as well as ringisho (or approval documents) and reports, and has carried out other necessary matters relating to the safekeeping and management thereof.

*	The Board of Directors of MHFG resolved that the structure under the above “Information Security Policy,” etc., is MHFG’s structure for the safekeeping and management of information on the execution of duties by the directors.

(3) Rules and other structure for managing risk of loss

*	MHFG has established a structure for managing its risk of loss through its risk-management-related rules, including its basic policy towards various risk management procedures, such as its “Basic Policy for Comprehensive Risk Management.”

*	More specifically, MHFG has defined various types of risk determined strategies to improve its business structure and develop human resources for risk management in order to evaluate risk qualitatively and quantitatively. Moreover, MHFG has implemented comprehensive risk management to control risk to a level acceptable from a management perspective.

*	The Board of Directors of MHFG resolved that the structure under the above “Basic Policy for Comprehensive Risk Management,” etc., is MHFG’s structure for managing the risk of loss.

(4) Structure to ensure the efficient execution of director’s duties

*	MHFG has established a structure to ensure the efficient execution of directors’ duties through its rules, such as the “Bylaws Regarding the Board of Directors,” “Bylaws Regarding the Executive Management Committee,” “Bylaws Regarding the Business Policy Committees,” “Bylaws Regarding the Group Strategy Conferences,” “Organization Regulations” and “Authorization Regulations.”

*	More specifically, MHFG has determined the criteria for matters to be resolved or reported to the Board of Directors, assignment of each organization, decision-making authority depending on the importance of matters, etc. MHFG has also established an Executive Management Committee and several Business Policy Committees. Thus, MHFG has ensured that the directors execute their duties efficiently on a company-wide basis.

*	The Board of Directors of MHFG resolved that the structure under the above “Bylaws Regarding the Board of Directors,” etc., is MHFG’s structure for ensuring the efficient execution of directors’ duties.

(5) Structure to ensure the propriety of business operations within the corporate group consisting of MHFG and its subsidiaries

*	MHFG has established a structure to ensure the appropriateness of business operations of the corporate group through its “Group Management Administration Regulations,” etc.

*	More specifically, MHFG directly administers its principal banking subsidiaries and other core group companies in accordance with the “Group Management Administration Regulations,” while principal banking subsidiaries and other core group companies administer subsidiaries and affiliates other than the principal banking subsidiaries and other core group companies in accordance with standards established by MHFG.

*	The Board of Directors of MHFG resolved that the structure under the above “Group Management Administration Regulations,” etc., is MHFG’s structure for ensuring propriety of business operations in the corporate group consisting of MHFG and its subsidiaries.

(6) Matters concerning employees posted as assistants to the corporate auditors when the corporate auditors so require

*	The “Organization Regulations” of MHFG specify matters concerning employees posted as assistants to the corporate auditors to assist the latter in performing their duties.

*	More specifically, MHFG has designated the Corporate Auditors Office as the office in charge of matters concerning assistance in the performance of the corporate auditors’ duties and matters concerning the secretariat for the Board of Corporate Auditors. The Head of the Corporate Auditors Office manages this office’s business under the instructions of the corporate auditors.

*	The Board of Directors of MHFG resolved that the matters specified in the above “Organization Regulations” are matters concerning employees posted as assistants to the corporate auditors when the corporate auditors so require.

(7) Matters concerning measures for ensuring that employees who assist the corporate auditors remain independent from the directors

*	The supplementary provisions of the “Bylaws Regarding the Board of Directors” specify matters concerning the measures for ensuring that employees who assist the corporate auditors remain independent from the directors.

*	More specifically, any personnel and/or change in organization that relates to employees who assist the corporate auditors in performing the latter’s duties shall be subject to prior consultation with a corporate auditor nominated by the Board of Corporate Auditors.

*	The Board of Directors of MHFG resolved that matters specified in the above supplementary provisions of the “Bylaws Regarding the Board of Directors” are matters concerning the measures for ensuring that employees who assist the corporate auditors remain independent from the directors.

(8) Structure under which the directors and employees report to the corporate auditors, and structure concerning reports to the corporate auditors

*	MHFG has established a structure under which the directors and employees report to the corporate auditors in the “Bylaws Regarding the Board of Directors,” the “Bylaws Regarding the Executive Management Committee,” etc.

*	More specifically, MHFG has regulations governing attendance by the corporate auditors in the Board of Directors Meetings, Executive Management Committee meetings, etc. MHFG also maintains procedures for circulating the ringisho (or approval documents) to be approved by the President among the corporate auditors, reporting information received through the compliance hot-line and reporting the results of internal audits and so on.

*	The Board of Directors of MHFG resolved that the structure under the above “Bylaws Regarding the Board of Directors,” etc., is a structure under which the directors and employees report to the corporate auditors and a structure concerning reports to the corporate auditors.

(9) Other structure to ensure the effectiveness of audits by the corporate auditors

*	MHFG has established a structure for ensuring the effectiveness of audits by the corporate auditors in the “Basic Policy for Internal Audit,” etc.

*	More specifically, the internal audit division, corporate auditors and independent auditors exchange opinions and information on a regular basis and whenever else required as a means of strengthening cooperation in efforts to enhance effectiveness and efficiency of the overall audit function.

*	The Board of Directors of MHFG resolved that the structure under the above “Basic Policy for Internal Audit,” etc., is another structure for ensuring the effectiveness of the audits by the corporate auditors.

CONSOLIDATED BALANCE SHEET

AS OF MARCH 31, 2014

Millions of yen
As of March 31, 2014
Assets
Cash and Due from Banks	¥20,610,276
Call Loans and Bills Purchased	467,758
Receivables under Resale Agreements	8,349,528
Guarantee Deposits Paid under Securities Borrowing Transactions	5,010,740
Other Debt Purchased	3,263,057
Trading Assets	11,469,811
Money Held in Trust	168,369
Securities	43,997,517
Loans and Bills Discounted	69,301,405
Foreign Exchange Assets	1,576,167
Derivatives other than for Trading Assets	2,820,468
Other Assets	2,840,720
Tangible Fixed Assets	925,266
Buildings	323,194
Land	459,986
Lease Assets	18,838
Construction in Progress	34,830
Other Tangible Fixed Assets	88,415
Intangible Fixed Assets	531,501
Software	286,028
Goodwill	62,238
Lease Assets	5,332
Other Intangible Fixed Assets	177,902
Net Defined Benefit Asset	413,073
Deferred Tax Assets	104,909
Customers’ Liabilities for Acceptances and Guarantees	4,588,646
Reserves for Possible Losses on Loans	(616,307)
Reserve for Possible Losses on Investments	(27)

Total Assets	¥175,822,885

Liabilities
Deposits	¥89,055,505
Negotiable Certificates of Deposit	12,755,776
Call Money and Bills Sold	7,194,432
Payables under Repurchase Agreements	16,797,803
Guarantee Deposits Received under Securities Lending Transactions	6,085,331
Commercial Paper	677,459
Trading Liabilities	8,183,037
Borrowed Money	7,838,357
Foreign Exchange Liabilities	323,327
Short-term Bonds	584,568
Bonds and Notes	5,245,743
Due to Trust Accounts	1,300,655
Derivatives other than for Trading Liabilities	3,004,497
Other Liabilities	3,570,902
Reserve for Bonus Payments	52,641
Net Defined Benefit Liability	46,006
Reserve for Director and Corporate Auditor Retirement Benefits	1,547
Reserve for Possible Losses on Sales of Loans	1,259
Reserve for Contingencies	6,309
Reserve for Reimbursement of Deposits	16,451
Reserve for Reimbursement of Debentures	54,956
Reserves under Special Laws	1,273
Deferred Tax Liabilities	50,783
Deferred Tax Liabilities for Revaluation Reserve for Land	81,060
Acceptances and Guarantees	4,588,646

Total Liabilities	167,518,336

Net Assets
Common Stock and Preferred Stock	2,254,972
Capital Surplus	1,109,508
Retained Earnings	2,315,608
Treasury Stock	(3,874)

Total Shareholders’ Equity	5,676,215

Net Unrealized Gains (Losses) on Other Securities	733,522
Deferred Gains or Losses on Hedges	(6,677)
Revaluation Reserve for Land	140,745
Foreign Currency Translation Adjustments	(63,513)
Remeasurements of Defined Benefit Plans	(22,979)

Total Accumulated Other Comprehensive Income	781,096

Stock Acquisition Rights	3,179
Minority Interests	1,844,057

Total Net Assets	8,304,549

Total Liabilities and Net Assets	¥175,822,885

CONSOLIDATED STATEMENT OF INCOME

FOR THE FISCAL YEAR ENDED MARCH 31, 2014

Millions of yen
For the fiscal year ended March 31, 2014
Ordinary Income	¥2,927,760
Interest Income	1,417,569
Interest on Loans and Bills Discounted	920,295
Interest and Dividends on Securities	324,340
Interest on Call Loans and Bills Purchased	6,013
Interest on Receivables under Resale Agreements	29,602
Interest on Securities Borrowing Transactions	7,664
Interest on Due from Banks	35,771
Other Interest Income	93,880
Fiduciary Income	52,014
Fee and Commission Income	682,400
Trading Income	189,020
Other Operating Income	255,422
Other Ordinary Income	331,333
Gains on Reversal of Reserves for Possible Losses on Loans	103,690
Recovery of Written-off Claims	25,160
Other	202,481

Ordinary Expenses	1,940,173
Interest Expenses	309,266
Interest on Deposits	105,802
Interest on Negotiable Certificates of Deposit	28,073
Interest on Call Money and Bills Sold	7,731
Interest on Payables under Repurchase Agreements	27,947
Interest on Securities Lending Transactions	9,860
Interest on Commercial Paper	1,826
Interest on Borrowed Money	26,527
Interest on Short-term Bonds	1,808
Interest on Bonds and Notes	72,152
Other Interest Expenses	27,536
Fee and Commission Expenses	121,631
Trading Expenses	1,598
Other Operating Expenses	128,647
General and Administrative Expenses	1,258,227
Other Ordinary Expenses	120,800

Ordinary Profits	987,587

Extraordinary Gains	12,941
Gains on Disposition of Tangible Fixed Assets	428
Gains on Negative Goodwill Incurred	5,621
Other Extraordinary Gains	6,891

Extraordinary Losses	15,161
Losses on Disposition of Tangible Fixed Assets	6,929
Losses on Impairment of Fixed Assets	6,506
Other Extraordinary Losses	1,725

Income before Income Taxes and Minority Interests	985,366

Income Taxes:
Current	142,639
Refund of Income Taxes	(5,629)
Deferred	77,960
Total Income Taxes	214,970

Income before Minority Interests	770,396

Minority Interests in Net Income	81,980

Net Income	¥688,415

CONSOLIDATED STATEMENT OF CHANGES IN NET ASSETS

FOR THE FISCAL YEAR ENDED MARCH 31, 2014

	Millions of yen
	Shareholders’ Equity
	Common Stock and Preferred Stock	Capital Surplus	Retained Earnings	Treasury Stock	Total Shareholders’ Equity
Balance as of the beginning of the period	2,254,972	1,109,508	1,814,782	(4,661)	5,174,601
Changes during the period
Cash Dividends	—	—	(152,265)	—	(152,265)
Net Income	—	—	688,415	—	688,415
Repurchase of Treasury Stock	—	—	—	(37,387)	(37,387)
Disposition of Treasury Stock	—	—	(31)	1,177	1,145
Cancellation of Treasury Stock	—	—	(36,997)	36,997	—
Transfer from Revaluation Reserve for Land	—	—	1,604	—	1,604
Change of scope of consolidation	—	—	(3)	—	(3)
Increase in Retained Earnings due to change of accounting period of subsidiaries	—	—	104	—	104
Net Changes in Items other than Shareholders’ Equity	—	—	—	—	—

Total Changes during the period	—	—	500,826	787	501,614

Balance as of the end of the period	2,254,972	1,109,508	2,315,608	(3,874)	5,676,215

	Accumulated Other Comprehensive Income						Stock Acquisition Rights	Minority Interests	Total Net Assets
	Net Unrealized Gains (Losses) on Other Securities	Deferred Gains or Losses on Hedges	Revaluation Reserve for Land	Foreign Currency Translation Adjustments	Remeasurements of Defined Benefit Plans	Total Accumulated Other Comprehensive Income
Balance as of the beginning of the period	615,883	84,634	142,345	(90,329)	—	752,533	2,687	1,806,407	7,736,230
Changes during the period
Cash Dividends	—	—	—	—	—	—	—	—	(152,265)
Net Income	—	—	—	—	—	—	—	—	688,415
Repurchase of Treasury Stock	—	—	—	—	—	—	—	—	(37,387)
Disposition of Treasury Stock	—	—	—	—	—	—	—	—	1,145
Cancellation of Treasury Stock	—	—	—	—	—	—	—	—	—
Transfer from Revaluation Reserve for Land	—	—	—	—	—	—	—	—	1,604
Change of scope of consolidation	—	—	—	—	—	—	—	—	(3)
Increase in Retained Earnings due to change of accounting period of subsidiaries	—	—	—	—	—	—	—	—	104
Net Changes in Items other than Shareholders’ Equity	117,638	(91,311)	(1,600)	26,816	(22,979)	28,562	492	37,649	66,705

Total Changes during the period	117,638	(91,311)	(1,600)	26,816	(22,979)	28,562	492	37,649	568,319

Balance as of the end of the period	733,522	(6,677)	140,745	(63,513)	(22,979)	781,096	3,179	1,844,057	8,304,549

NON-CONSOLIDATED BALANCE SHEET

AS OF MARCH 31, 2014

Millions of yen
As of March 31, 2014
Assets
Current Assets
Cash and Due from Banks	¥17,269
Prepaid Expenses	2,708
Other Current Assets	66,888
Total Current Assets	86,866
Fixed Assets
Tangible Fixed Assets	7,655
Buildings	5,951
Equipment	1,644
Construction in Progress	59
Intangible Fixed Assets	4,064
Trademarks	1
Software	3,784
Other Intangible Fixed Assets	278
Investments	6,152,737
Investment Securities	99,285
Investments in Subsidiaries and Affiliates	6,023,433
Long-term Prepaid Expenses	150
Prepaid Pension Cost	6,362
Other Investments	23,506
Total Fixed Assets	6,164,457

Total Assets	¥6,251,324

Liabilities
Current Liabilities
Short-term Borrowings	¥561,460
Short-term Bonds	500,000
Accounts Payable	2,401
Accrued Expenses	4,134
Accrued Corporate Taxes	92
Deposits Received	2,000
Reserve for Bonus Payments	272
Total Current Liabilities	1,070,361
Non-Current Liabilities
Bonds and Notes	240,000
Deferred Tax Liabilities	18,182
Reserve for Employee Retirement Benefits	2,814
Other Non-Current Liabilities	19,548
Total Non-Current Liabilities	280,546

Total Liabilities	¥1,350,907

Net Assets
Shareholders’ Equity
Common Stock and Preferred Stock	¥2,254,972
Capital Surplus
Capital Reserve	1,194,864
Total Capital Surplus	1,194,864
Retained Earnings
Appropriated Reserve	4,350
Other Retained Earnings	1,415,516
Retained Earnings Brought Forward	1,415,516
Total Retained Earnings	1,419,866
Treasury Stock	(3,233)

Total Shareholders’ Equity	4,866,470

Valuation and Translation Adjustments
Net Unrealized Gains (Losses) on Other Securities, net of Taxes	30,766

Total Valuation and Translation Adjustments	30,766

Stock Acquisition Rights	3,179

Total Net Assets	4,900,417

Total Liabilities and Net Assets	¥6,251,324

NON-CONSOLIDATED STATEMENT OF INCOME

FOR THE FISCAL YEAR ENDED MARCH 31, 2014

Millions of yen
For the fiscal year ended March 31, 2014
Operating Income
Cash Dividends Received from Subsidiaries and Affiliates	¥285,129
Fee and Commission Income Received from Subsidiaries and Affiliates	31,756
Total Operating Income	316,886
Operating Expenses
General and Administrative Expenses	22,591
Total Operating Expenses	22,591

Operating Profits	294,294

Non-Operating Income
Interest on Deposits and Cash Dividends	2,172
Fee and Commissions	10,155
Other Non-Operating Income	199
Total Non-Operating Income	12,527
Non-Operating Expenses
Interest Expenses	3,290
Interest on Short-term Bonds	1,161
Interest on Bonds	10,155
Other Non-Operating Expenses	3,182
Total Non-Operating Expenses	17,790

Ordinary Profits	289,031

Extraordinary Losses
Head Office Relocation Expenses	2,203
Other Extraordinary Losses	338
Total Extraordinary Losses	2,541

Income before Income Taxes	286,489

Income Taxes:
Current	288
Deferred	339
Total Income Taxes	627

Net Income	¥285,861

NON-CONSOLIDATED STATEMENT OF CHANGES IN NET ASSETS

FOR THE FISCAL YEAR ENDED MARCH 31, 2014

	Millions of yen
	Shareholders’ Equity
	Common Stock and Preferred Stock	Capital Surplus	Retained Earnings			Treasury Stock	Total Shareholders’ Equity
		Capital Reserve	Appropriated Reserve	Other Retained Earnings	Total Retained Earnings
				Retained Earnings Brought Forward
Balance as of the beginning of the period	2,254,972	1,194,864	4,350	1,318,948	1,323,298	(4,295)	4,768,840
Changes during the period
Cash Dividends	—	—	—	(152,265)	(152,265)	—	(152,265)
Net Income	—	—	—	285,861	285,861	—	285,861
Repurchase of Treasury Stock	—	—	—	—	—	(37,013)	(37,013)
Disposition of Treasury Stock	—	—	—	(31)	(31)	1,077	1,046
Cancellation of Treasury Stock	—	—	—	(36,997)	(36,997)	36,997	—
Net Changes in Items other than Shareholders’ Equity	—	—	—	—	—	—	—

Total Changes during the period	—	—	—	96,567	96,567	1,062	97,629

Balance as of the end of the period	2,254,972	1,194,864	4,350	1,415,516	1,419,866	(3,233)	4,866,470

	Valuation and Translation Adjustments	Stock Acquisition Rights	Total Net Assets
	Net Unrealized Gains (Losses) on Other Securities, net of Taxes
Balance as of the beginning of the period	17,395	2,687	4,788,923
Changes during the period
Cash Dividends	—	—	(152,265)
Net Income	—	—	285,861
Repurchase of Treasury Stock	—	—	(37,013)
Disposition of Treasury Stock	—	—	1,046
Cancellation of Treasury Stock	—	—	—
Net Changes in Items other than Shareholders’ Equity	13,371	492	13,863

Total Changes during the period	13,371	492	111,493

Balance as of the end of the period	30,766	3,179	4,900,417

[Translation]

Independent Auditor’s Report

May 12, 2014

The Board of Directors

Mizuho Financial Group, Inc.

Ernst & Young ShinNihon LLC

Koichi Hanabusa
Certified Public Accountant
Designated and Engagement Partner

Mutsuo Emi
Certified Public Accountant
Designated and Engagement Partner

Ryuichi Nagano
Certified Public Accountant
Designated and Engagement Partner

Nobuko Kubo
Certified Public Accountant
Designated and Engagement Partner

Pursuant to Article 444, Section 4 of the Companies Act, we have audited the accompanying consolidated financial statements, which comprise the consolidated balance sheet, the consolidated statement of income, the consolidated statement of changes in net assets and the notes to the consolidated financial statements of Mizuho Financial Group, Inc. (the “Company”) applicable to the fiscal year from April 1, 2013 through March 31, 2014.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting principles generally accepted in Japan, and for designing and operating such internal control as management determines is necessary to enable the preparation and fair presentation of the consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in Japan. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. The purpose of an audit of the consolidated financial statements is not to express an opinion on the effectiveness of the entity’s internal control, but in making these risk assessments the auditor considers internal controls relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position and results of operations of the Mizuho Financial Group, Inc. and consolidated subsidiaries, applicable to the fiscal year ended March 31, 2014 in conformity with accounting principles generally accepted in Japan.

Conflicts of Interest

We have no interest in the Company which should be disclosed in compliance with the Certified Public Accountants Act.

[Translation]

Independent Auditor’s Report

May 12, 2014

The Board of Directors

Mizuho Financial Group, Inc.

Ernst & Young ShinNihon LLC

Koichi Hanabusa
Certified Public Accountant
Designated and Engagement Partner

Mutsuo Emi
Certified Public Accountant
Designated and Engagement Partner

Ryuichi Nagano
Certified Public Accountant
Designated and Engagement Partner

Nobuko Kubo
Certified Public Accountant
Designated and Engagement Partner

Pursuant to Article 436, Section 2, Paragraph 1 of the Companies Act, we have audited the accompanying non-consolidated financial statements, which comprise the non-consolidated balance sheet, the non-consolidated statement of income, the non-consolidated statement of changes in net assets, the notes to the non-consolidated financial statements and the related supplementary schedules of Mizuho Financial Group, Inc. (the “Company”) applicable to the 12th fiscal year from April 1, 2013 through March 31, 2014.

Management’s Responsibility for the Financial Statements and the Related Supplementary Schedules

Management is responsible for the preparation and fair presentation of these non-consolidated financial statements and the related supplementary schedules in accordance with accounting principles generally accepted in Japan, and for designing and operating such internal control as management determines is necessary to enable the preparation and fair presentation of the non-consolidated financial statements and the related supplementary schedules that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these non-consolidated financial statements and the related supplementary schedules based on our audit. We conducted our audit in accordance with auditing standards generally accepted in Japan. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the non-consolidated financial statements and the related supplementary schedules are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the non-consolidated financial statements and the related supplementary schedules. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the non-consolidated financial statements and the related supplementary schedules, whether due to fraud or error. The purpose of an audit of the non-consolidated financial statements is not to express an opinion on the effectiveness of the entity’s internal control, but in making these risk assessments the auditor considers internal controls relevant to the entity’s preparation and fair presentation of the non-consolidated financial statements and the related supplementary schedules in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the non-consolidated financial statements and the related supplementary schedules.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the non-consolidated financial statements and the related supplementary schedules referred to above present fairly, in all material respects, the financial position and results of operations of Mizuho Financial Group, Inc. applicable to the 12th fiscal year ended March 31, 2014 in conformity with accounting principles generally accepted in Japan.

Conflicts of Interest

We have no interest in the Company which should be disclosed in compliance with the Certified Public Accountants Act.

[Translation]

Audit Report

The Board of Corporate Auditors, upon deliberation, prepared this audit report regarding the performance of duties of the Directors of the Company during the 12th fiscal year from April 1, 2013 to March 31, 2014, based on the audit reports prepared by each Corporate Auditor and hereby reports as follows:

1.	Auditing Method Employed by Corporate Auditors and the Board of Corporate Auditors and Details Thereof

The Board of Corporate Auditors established an auditing policy and auditing plans, including assignment of the duties of each Corporate Auditor, received from each Corporate Auditor reports on the execution of audits and results thereof, and in addition, received from the Directors, etc., and the independent auditors reports on the performance of their duties and, when necessary, requested explanations regarding such reports.

In accordance with the auditing standards for Corporate Auditors established by the Board of Corporate Auditors, each Corporate Auditor, based on the auditing plans, has endeavored to exchange information with the Directors and other employees (including employees of the Internal Audit Group), gather information and create an improved environment for auditing. Each Corporate Auditor also attended meetings of the Board of Directors and other important meetings, received from the Directors, employees and other related persons reports on the performance of their duties and, when necessary, requested explanations regarding such reports. Moreover, each Corporate Auditor inspected important authorized documents and associated information, and examined the business and financial position of the Company (including the business and financial position of the Company in relation to the issuance of a business improvement order by the Japanese Financial Services Agency). In addition, each Corporate Auditor received from the Directors, employees and other related persons reports on the status of (i) the establishment of structures with respect to the content of resolutions made by the Board of Directors regarding the establishment of structures to ensure that the performance of duties by the Directors will be in compliance with the laws and regulations of Japan and with the Company’s Articles of Incorporation and other structures in accordance with Article 100, Paragraphs 1 and 3 of the Enforcement Regulations of the Companies Act of Japan, to ensure that the Company’s operation will be conducted appropriately and such structures that have been established in compliance with such resolutions (internal control systems), which are described in the Business Report, and (ii) the management thereof, and, when necessary, requested explanations regarding such reports. As for the subsidiaries of the Company, each Corporate Auditor has shared information with the directors and corporate auditors and other related persons of the subsidiaries and, when necessary, received reports from the subsidiaries regarding their businesses. Based on the foregoing method, we examined the Business Report and the supplementary schedules for this fiscal year.

In addition, the Corporate Auditors monitored and examined whether the independent auditors maintain their independence and carry out audits in an appropriate manner. The Corporate Auditors received from the independent auditors reports on the performance of their duties and, when necessary, requested explanations regarding those reports. The Corporate Auditors also received notification from the independent auditors regarding the “Structure for ensuring appropriate execution of the duties of the independent auditors” (as enumerated in each Item of Article 131 of the Company Calculation Regulations). When necessary, the Corporate Auditors requested explanations on such notification. Based on the foregoing method, the Corporate Auditors reviewed the consolidated financial statements for this fiscal year (consolidated balance sheet, consolidated statement of income, consolidated statement of changes in net assets and notes to consolidated financial statements), and the non-consolidated financial statements (non-consolidated balance sheet, non-consolidated statement of income, non-consolidated statement of changes in net assets and notes to non-consolidated financial statements) and supplementary schedules thereto.

2.	Audit Results

(1)	Audit Results on the Business Report, etc.

A.	In our opinion, the Business Report and the supplementary schedules fairly represent the Company’s condition in conformity with the applicable laws and regulations of Japan as well as the Articles of Incorporation of the Company.

B.	With regard to the execution of duties by the Directors, we have found no evidence of misconduct or material facts in violation of the applicable laws and regulations of Japan or the Articles of Incorporation of the Company in the course of the execution of duties of the Directors.

C.	In our opinion, the content of the resolutions of the Board of Directors regarding the internal control systems is appropriate.

We have not found anything to be pointed out on the performance of duties of the Directors regarding the internal control systems.

(2)	Results of Audit of the Consolidated Financial Statements

In our opinion, the method and results of the audit employed and rendered by Ernst & Young ShinNihon LLC, the independent auditors, are fair and reasonable.

(3)	Results of Audit of the Non-Consolidated Financial Statements and Supplementary Schedules thereto

In our opinion, the method and results of the audit employed and rendered by Ernst & Young ShinNihon LLC, the independent auditors, are fair and reasonable.

May 13, 2014

Mizuho Financial Group, Inc. Board of Corporate Auditors

Full time Corporate Auditor	(Toshinari Iyoda)	(seal	)
Full time Corporate Auditor	(Nobukatsu Funaki)	(seal	)
Outside Corporate Auditor	(Masahiro Seki)	(seal	)
Outside Corporate Auditor	(Masami Ishizaka)	(seal	)
Outside Corporate Auditor	(Isao Imai)	(seal	)

[End of Document]

(Reference)

I. Consolidated Financial Data of Mizuho Financial Group, Inc.

1. Income Analysis (Consolidated)

		(Billions of yen)
		Fiscal 2013	Fiscal 2012
Consolidated Gross Profits	1	2,035.2	2,171.7
Net Interest Income		1,108.3	1,075.8
Fiduciary Income • Net Fee and Commission Income		612.7	555.8
Net Trading Income • Net Other Operating Income		314.1	539.9
General and Administrative Expenses	2	(1,258.2)	(1,244.6)
Expenses related to Portfolio Problems (including Reversal of (Provision for) General Reserve for Possible Losses on Loans)	3	(23.3)	(136.9)
Reversal of Reserves for Possible Losses on Loans, etc,	4	136.2	25.1
Net Gains (Losses) related to Stocks	5	77.0	(82.9)
Equity in Income from Investments in Affiliates	6	15.4	(11.1)
Other	7	5.1	29.2

Ordinary Profits	8 (Total of 1-7)	987.5	750.3

Net Extraordinary Gains (Losses)	9	(2.2)	(32.5)
Income before Income Taxes and Minority Interests	10= 8+ 9	985.3	717.8
Income Taxes - Current	11	(137.0)	(50.4)
- Deferred	12	(77.9)	(7.4)
Minority Interests in Net Income	13	(81.9)	(99.4)

Net Income	14 = 10+11+12+13	688.4	560.5

Note: Amounts less than one hundred million yen are rounded down.

Credit-related Costs (including Credit Costs for Trust Accounts)	112.8	(111.8)

* Credit-related Costs =	Expenses related to Portfolio Problems (including Reversal of (Provision for) General Reserve for Possible Losses on Loans) + Reversal of Reserves for Possible Losses on Loans, etc. + Credit Costs for Trust Accounts

2. Financial Soundness

	(Billions of yen)
	As of March 31, 2014		As of March 31, 2013
Total Capital Ratio (Consolidated) (Total Capital)	14.35 (8,655.9	% )	14.18 (8,344.5	% )
Tier 1 Capital Ratio (Consolidated) (Tier 1 Capital)	11.35 (6,844.7	% )	11.02 (6,487.4	% )
Common Equity Tier 1 Capital Ratio (Consolidated) (Common Equity Tier 1 Capital)	8.79 (5,304.4	% )	8.16 (4,803.8	% )
Disclosed Claims under the Financial Reconstruction Law (Aggregate Figures for the 2 Banks)	951.4		1,293.3
Non-Performing Loan Ratio	1.21%		1.71%
Unrealized Gains/Losses on Other Securities (Consolidated)	1,090.2		878.1

Notes:

1. Amounts less than one hundred million yen are rounded down.

2. As for Unrealized Gains/Losses on Other Securities, the base amount to be recorded directly to Net Assets after tax and consolidation adjustment is applied.

3. Aggregate figures for the 2 banks (MHBK and MHTB) for previous periods are simple aggregate figures for the former MHBK, the former MHCB, and MHTB.

II. Aggregate Figures for Mizuho Bank, Ltd. and Mizuho Trust & Banking Co., Ltd.

1. Income Analysis (Non-Consolidated)

		(Billions of yen)
		Fiscal 2013				Fiscal 2012
		Mizuho Bank	The former MHBK (Apr. - Jun.)	Mizuho Trust & Banking	Aggregate Figures
Gross Profits	1	1,198.3	185.8	122.7	1,506.8	1,686.1
General and Administrative Expenses (excluding Non-Recurring Losses)	2	(659.0)	(132.0)	(73.1)	(864.2)	(839.7)

Net Business Profits (before Reversal of (Provision for) General Reserve for Possible Losses on Loans)	3 = 1 + 2	539.2	53.7	49.6	642.6	846.3

Reversal of (Provision for) General Reserve for Possible Losses on Loans	4	—	—	—	—	(91.9)

Net Business Profits	5 = 3 + 4	539.2	53.7	49.6	642.6	754.4

Net Non-Recurring Gains (Losses)	6	120.9	17.0	21.0	159.0	(184.6)

Ordinary Profits	7 = 5 + 6	660.2	70.8	70.6	801.6	569.7

Net Extraordinary Gains (Losses)	8	(7.0)	(0.6)	(2.5)	(10.2)	(15.0)
Income before Income Taxes	9 = 7 + 8	653.1	70.1	68.0	791.3	554.7
Income Taxes - Current	10	(71.9)	(26.2)	(17.1)	(115.3)	(26.4)
- Deferred	11	(136.0)	41.1	1.3	(93.5)	(17.0)

Net Income	12 = 9 + 10 + 11	445.2	84.9	52.2	582.5	511.2

Credit-related Costs		90.9	9.1	16.6	116.6	(114.1)

Notes:

1. Amounts less than one hundred million yen are rounded down.

2. Net Business Profits (before Reversal of (Provision for) General Reserve for Possible Losses on Loans) of MHTB excludes the amounts of “Credit Costs for Trust Accounts”.

3. Figures for MHBK for fiscal 2013 are the aggregate figures for the former MHCB for the first quarter and MHBK for the second quarter and the second half of fiscal 2013.

4. Aggregate figures for the 2 banks (MHBK and MHTB) for previous periods are simple aggregate figures for the former MHBK, the former MHCB, and MHTB.

2. Assets and Liabilities

	(Billions of yen)
	Fiscal 2013
	Mizuho Bank	Mizuho Trust & Banking	Aggregate Figures	Fiscal 2012
Assets	148,409.1	6,534.2	154,943.4	167,538.6
Loans and Bills discounted	66,836.5	3,137.8	69,974.4	67,188.1
Securities	42,174.7	1,837.5	44,012.3	54,424.2
Liabilities	142,140.6	6,069.7	148,210.3	160,366.8
Deposits (including Negotiable Certificates of Deposit)	97,903.3	3,151.2	101,054.6	97,795.2
Net Assets	6,268.4	464.5	6,733.0	7,171.7

Notes:

1. Amounts less than one hundred million yen are rounded down.

2. Aggregate figures for the 2 banks (MHBK and MHTB) for previous periods are simple aggregate figures for the former MHBK, the former MHCB, and MHTB.

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